5-81618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

CONSOLIDATED OPHIR VENTURES INC.
(Name of Subject Company)

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

CONSOLIDATED OPHIR VENTURES INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

209712
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 14, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of Consolidated Ophir Ventures Inc.:

Document Number	Description
1.	Note to U.S. Residents, Notice of Annual and Special Meeting of Shareholders of Consolidated Ophir Ventures Inc. to be held on March 7, 2006, and Management Information Circular.
2.	Form of Proxy of Consolidated Ophir Ventures Inc.

(b) Not applicable.

Item 2. Informational Legends.

A Note to U.S. Residents containing a legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been distributed to the shareholders of Consolidated Ophir Ventures Inc. together with the Notice of Annual and Special Meeting of Shareholders of Consolidated Ophir Ventures Inc. to be held on March 7, 2006, and the Management Information Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Consolidated Ophir Ventures Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Consolidated Ophir Ventures Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSOLIDATED OPHIR VENTURES INC.

By: /s/ Dennis H. Peterson

Name: Dennis H. Peterson
Title: President, Treasurer and Secretary

Date: February 15, 2006

Document 1

NO SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE MATTERS DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

CONSOLIDATED OPHIR VENTURES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONSOLIDATED OPHIR VENTURES INC. TO BE HELD ON MARCH 7, 2006

AND

MANAGEMENT INFORMATION CIRCULAR

FEBRUARY 1, 2006

CONSOLIDATED OPHIR VENTURES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "**Meeting**") of Consolidated Ophir Ventures Inc. (the "**Corporation**") will be held at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, on March 7, 2006 at the hour of nine o'clock in the morning (Toronto time) for the purpose of:

1. receiving the Corporation's financial statements for the year ended December 31, 2005 and the report of the auditors thereon;

2. electing directors;

3. appointing auditors and authorizing the directors to fix the auditors' remuneration and terms of engagement;

4. considering and, if deemed advisable, passing, with or without variation, a special resolution (the "**Continuance Resolution**") as set forth in Appendix A to the management information circular accompanying and forming part of this Notice (the "**Management Information Circular**") approving the continuance of the Corporation from the Province of Alberta to the British Virgin Islands;

5. conditional on the Continuance Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Merger Resolution**") as set forth in Appendix B to the Management Information Circular approving the consolidation of the Corporation and Coal Investment Corp. (the continuing company, "**MergeCo**");

6. conditional upon the Merger Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Share Option Plan Resolution**")as set forth in Appendix C to the Management Information Circular adopting the proposed share option plan of MergeCo; and

7. transacting such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Management Information Circular of the Corporation.

Pursuant to section 191 of the *Business Corporations Act* (Alberta), a shareholder is entitled to dissent in respect of the proposed Continuance Resolution and, if the Continuance Resolution is effected, to be paid by the Corporation the fair value of his, her or its shares of the Corporation, as described in the accompanying management information circular of the Corporation.

According to the laws of the British Virgin Islands, where a company resolves to consolidate with another company, the approval of shareholders is required and a shareholder is entitled to dissent and, when the action approved by the Merger Resolution from which a shareholder dissents becomes effective, to be paid by the Corporation the fair value of the shares held by him, her or it. The fair value in such circumstances is to be determined as of the close of business on the day before the Merger Resolution was adopted.

Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to complete and sign the enclosed form of proxy and deposit the completed and executed proxy at the offices of Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof. If you are able to attend the Meeting or any adjournment thereof, sending your proxy will not prevent you from voting in person.

DATED this 1st day of February, 2006.

By Order of the Board of Directors

(Signed) "*Dennis H. Peterson*"
Dennis H. Peterson
President and Secretary

CONSOLIDATED OPHIR VENTURES INC.

**NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF
CONSOLIDATED OPHIR VENTURES INC.
TO BE HELD ON MARCH 7, 2006**

AND

MANAGEMENT PROXY CIRCULAR

February 1, 2006

NOTE TO U.S. RESIDENTS

The common shares of Consolidated Ophir Ventures Inc. ("Consolidated Ophir"), a British Virgin Islands company, to be issued in connection with the Continuance of Consolidated Ophir from the Province of Alberta to the British Virgin Islands, and the MergeCo Common Shares to be issued to holders of Consolidated Ophir common shares in connection with the Merger have not been registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold within the United States or to U.S. persons unless such shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

These business combination transactions are made for the securities of a foreign company. The transactions are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuers of the securities described above may purchase securities otherwise than under the transactions, such as in open market or privately negotiated purchases.

The Consolidated Ophir common shares to be issued in connection with the Continuance and the MergeCo Common Shares to be issued in connection with the Merger are being distributed within the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The Consolidated Ophir common shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Consolidated Ophir common shares exchanged by a securityholder in the Continuance were also "restricted securities", and the MergeCo Common Shares will also be "restricted securities" to the same extent and proportion that the Consolidated Ophir common shares exchanged by a securityholder in the Merger were also "restricted securities".

APPENDICES

SUMMARY

The following is a summary of certain information concerning the matters to be considered by shareholders at the Meeting relating to the Merger and certain other matters and should be read together with the detailed information and financial data and statements contained elsewhere in this Management Information Circular, including the appendices hereto. Capitalized terms not otherwise defined in this Summary are defined elsewhere in this Management Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

THE MEETING

Date, Time and Place of Meeting

The annual and special meeting of shareholders (the "**Meeting**") of Consolidated Ophir Ventures Inc. (the "**Corporation**") will be held on the 7th day of March, 2006 at 120 Adelaide Street West, Suite 2500, Toronto, Ontario at nine o'clock in the morning (Toronto time).

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as February 1, 2006.

Purpose of the Meeting

This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting.

The Meeting will be for the purpose of:

1. receiving the Corporation's financial statements for the year ended December 31, 2005 and the report of the auditors thereon;

2. electing directors;

3. appointing auditors and authorizing the directors to fix the auditors' remuneration and terms of engagement;

4. considering and, if deemed advisable, passing, with or without variation, a resolution (the "**Continuance Resolution**") as set forth in Appendix A to this Management Information Circular approving the continuance of the Corporation from the Province of Alberta to the British Virgin Islands (the "**Continuance**");

5. conditional on the Continuance Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Merger Resolution**") as set forth in Appendix B to this Management Information Circular approving the consolidation (the "**Merger**") of the Corporation and Coal Investment Corp. ("**CIC**") (the continuing company, "**MergeCo**");

6. conditional upon the Merger Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution (the "**Share Option Plan Resolution**") as set forth in Appendix C to this Management Information Circular adopting the proposed share option plan of MergeCo (the "**Share Option Plan**"); and

7. transacting such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Corporation unanimously recommends that shareholders vote IN FAVOUR OF THE PROPOSALS DESCRIBED HEREIN.

CONTINUANCE

Reasons for Continuance

The Corporation has no material assets in the Province of Alberta or elsewhere. By continuing the Corporation under the *BVI Business Companies Act, 2004* (the "**BVI Act**"), the Corporation will reside in the same jurisdiction as CIC, which will facilitate the Merger. The Continuance is subject to the approval of the shareholders of the Corporation. For more information concerning the Continuance see "Special Business of the Corporation – Continuance" in this Management Information Circular.

Dissent Rights of Shareholders

Any holder of common shares of the Corporation (the "**Common Shares**") who properly exercises his right of dissent with respect to the Continuance will be entitled to be paid the fair value of such shares if the Continuance is completed. For more information concerning the dissent rights see "Special Business of the Corporation – Continuance – Rights of Dissent" in this Management Information Circular.

MERGER

On January 4, 2006, the Corporation and CIC entered into a pre-merger agreement (the "**Pre-Merger Agreement**") under which they agreed to consolidate under the BVI Act. The company resulting from the Merger will continue under the name "Coal Investment Corp.", or such other name as may be approved by the board of directors of the Corporation and the board of directors of CIC and is acceptable to applicable regulatory authorities, and will be governed by the provisions of the BVI Act. If all necessary approvals and other conditions precedent are met, it is expected that the Merger will be completed on or about March 15, 2006.

CIC

CIC is a corporation incorporated in the British Virgin Islands. It was established to engage in the acquisition, exploration, development and operation of two coal properties in Botswana, covered by two prospecting licences, Mmamabula East (prospecting licence no. 11/2004) (the "**Mmamabula Coal Project**") and Mmamabula South (prospecting licence no. 75/2002), covering approximately 640 square kilometres of the Mmamabula coalfields in Botswana. In December 2005, CIC acquired a 51% interest in the holder of these prospecting licences (Meepong Resources (Proprietary) Limited ("**Meepong**")) after completion of the funding of US$2 million for the exploration and development of the Mmamabula Coal Project. Subsequently, in January 2006, Meepong Investments (Proprietary) Limited ("**Meepong Investments**"), the holder of the remaining 49% interest in Meepong exercised its right to sell its interest therein to CIC, and CIC acquired such interest, in exchange for 5,606,250 common shares of CIC (each, a "**CIC Common Share**") together with cash consideration of US$2 million payable 5 business days after the proposed listing of the common shares of MergeCo (each, a "**MergeCo Common Share**") on a recognized stock exchange. The Mmamabula Coal Project contains coal resources which may be suitable as thermal coal for a coal-fired power generation plant. Assuming no further power generation capacity increases, the Southern African region is expecting major peaking power shortages as early as 2007 and major baseload generation capacity shortages as early as 2011 according to, among others, Standard Bank of South Africa Limited. In light of this, the regional utilities are promoting new projects and require additional power. Provided the project is supported by a positive bankable feasibility study, CIC is planning to develop the Mmamabula Coal Project as an export-based mine-mouth coal power station supplying the Southern African power grid with electricity commencing in 2011 (provided that CIC obtains all applicable regulatory permits and/or licences and enters into a power purchase agreement ("**PPA**") with Eskom Holdings Limited ("**Eskom**"), South Africa's state owned electricity utility) or alternatively, as a supplier of coal to one or more power producers and/or industrial users (see "Risk Factors" in "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular). For more information concerning the business of CIC, see "Business of CIC" in "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

Mmamabula Coal Project

The Mmamabula Coal Project is the subject of a technical report dated November 4, 2005 prepared by Snowden Mining Industry Consultants ("**Snowden**") (see "Mmamabula Coal Project" in "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular).

The Mmamabula Coal Project is a greenfields coal exploration project situated within the greater Mmamabula coalfields in south-eastern Botswana. The project area encompasses an area of 508.4 square kilometres covered by prospecting licence no. 11/2004.

CIC is evaluating the coal mineralization on the Mmamabula Coal Project as a potential supply of coal to an integrated coal fired power station or as a potential supply of coal to either the local and/or an export thermal coal market. The coal mineralization occurs within the Dibete Formation of the Upper Ecca Subgroup and Mmamabula Formations of the Middle Ecca Subgroup. The D1 seam of the Dibete Formation and M2 seam of the Mmamabula Formation have been identified from previous exploration undertaken by British Petroleum's Coal Division ("**BP**") during 1982 through 1986 as having the most potential to be economically extracted. CIC has used BP's information as a basis for implementation of an infill drilling and sampling programme. CIC plans to provide sufficient information on completion of its drilling programme to delineate indicated and measured resources according to current Canadian Institute of Mining, Metallurgy and Petroleum ("**CIM**") guidelines.

Snowden has reviewed the available information derived from previous and current exploration activity within the project area. Borehole logs and coal quality information provided to Snowden by CIC have been used by Snowden to construct a three dimensional (3D) block model of the geology in the project area. Snowden was able to demonstrate in the 3D model the spatial continuity of the D1 and M2 seams across the project area. The coal quality information provided to Snowden by CIC has identified a need for beneficiation of the coal to reduce the sulphur content to an acceptable level for local and export thermal coal markets. The washability results indicate that beneficiation of the coal will not adversely effect overall product yields.

Snowden is satisfied that the coal mineralization contained as expressed in the D1 and M2 seams has potential to be economically extracted as a supply of coal to either the local or export thermal coal markets. Although the results from the exploration drilling received by Snowden to November 2005 were favourable, the information received was insufficient to be used to delineate indicated and measured resources according to current CIM guidelines. Snowden is confident that on conclusion of the CIC drilling programme, sufficient information will be attained for a resource statement that would satisfy CIM guidelines and can subsequently be used in a feasibility study. For more information concerning the Mmamabula Coal Project, see "Mmamabula Coal Project" in "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

MergeCo

Upon completion of the Merger, the properties and assets of CIC and the Corporation will become those of MergeCo, which will carry on the business of CIC and the Corporation. Given that CIC was recently incorporated, CIC has a limited operating history from which its business and prospects can be evaluated. Audited consolidated financial statements of CIC for the period from its incorporation (March 10, 2005) to November 30, 2005, audited financial statements of CIC's wholly-owned subsidiary, Meepong, for the period from its incorporation (January 19, 2004) to November 30, 2005 as well as unaudited pro forma consolidated financial statements of MergeCo dated December 31, 2005 are included in this Management Information Circular (see "Pro Forma Consolidated Financial Statements" in "Appendix H – MergeCo Information Brochure" and "Financial Statements" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular).

The board of directors of MergeCo will initially consist of the following nine individuals: Sandra Cowan, Francis Crothers, Mandla Gantsho, Reuel Jethro Khoza, Gregory Kinross, Deenadayalen Konar, Blackie Marole, Elvidge Mhlauli and Warren Newfield. Reuel Jethro Khoza and Warren Newfield will initially serve as Co-Chairs of the board of directors. Senior management of MergeCo will include: Gregory Kinross as Chief Executive Officer, Sue Myburgh as Chief Financial Officer, and Francois Badenhorst as Chief Operating Officer. The founder of Meepong Investments, Solomon Tlhapane, will be appointed as Honourary President (non-management) of MergeCo. For

more information concerning the proposed officers and directors of MergeCo see "Management and Promoter of MergeCo" in "Appendix H – MergeCo Information Brochure" attached to this Management Information Circular.

Reasons for Merger

Management of the Corporation believes that the Merger is fair to the shareholders of the Corporation for the following reasons:

(a) The Corporation currently has no material assets, no source of funding and no prospects.

(b) The Merger is currently the best alternative among the opportunities for the Corporation to achieve value for its shareholders and commence operations.

(c) It is unlikely that the Corporation will be able to obtain any type of additional financing without an active business.

(d) The board of directors of the Corporation believes that the exchange of the Common Shares for MergeCo Common Shares at the Ophir Ratio (as defined below) represents fair value for the Common Shares and that the Merger is fair to shareholders of the Corporation from a financial point of view.

(e) Management wants to take advantage of the current favourable state of the equity markets with respect to junior mineral exploration and development companies.

(f) It is believed that the Merger will provide an opportunity for the Corporation to become actively involved in the mineral exploration industry and provide access to additional funding and potential liquidity to shareholders.

Pre-Merger Agreement

Overview

The Pre-Merger Agreement contains certain customary representations and warranties of each of the Corporation and CIC relating to, among other things, their respective organization, capitalization, options to acquire securities, ownership of subsidiaries, financial statements, litigation, compliance with necessary regulatory or governmental authorities and other matters, including their authority to enter into the Pre-Merger Agreement and to consummate the Merger.

Under the Pre-Merger Agreement, each of the Corporation and CIC covenants, among other things, that until the Merger is completed, it will (and CIC will cause Meepong to) carry on business in the ordinary course, to refrain from entering into any transaction or incurring any obligation, indebtedness or liability out of the ordinary course, and from making changes to its capital structure or from distributing any dividends, other than as contemplated by the Pre-Merger Agreement.

Conditions

The Pre-Merger Agreement provides that the respective obligations of the Corporation and CIC to complete the Merger are subject to a number of conditions.

The material conditions in favour of CIC include: (i) the Merger will have been approved by the holders of Common Shares and the holders of CIC Common Shares entitled to vote thereon; (ii) holders of Common Shares representing in excess of 5% of the number of Common Shares issued and outstanding prior to the Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Merger; (iii) all of the consents and approvals required for the completion of the Merger will have been obtained; (iv) the termination of all agreements to which the Corporation is a party to or otherwise bound will have been completed; (v) there will not

have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of the Corporation; (vi) the Corporation will have no material assets other than cash in the amount of at least Cdn. $10,000 and no liabilities other than liabilities approved by CIC at the time of the Merger; (vii) the officers and directors of the Corporation shall have resigned and executed full and final releases in favour of the Corporation; (viii) the Toronto Stock Exchange will have conditionally approved the listing of the MergeCo Common Shares including such shares issuable under the Share Option Plan, subject only to the customary listing requirements of such exchange; and (ix) the completion of the Continuance.

The material conditions in favour of the Corporation include: (i) the Merger will have been approved by the holders of Common Shares and the holders of CIC Common Shares entitled to vote thereon; (ii) all of the consents and approvals required for the completion of the Merger will have been obtained; (iii) CIC shall, directly or indirectly, own at least a 51% interest in Meepong; and (iv) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of CIC.

Exchange Ratios

Subject to adjustment as described below, upon the Merger:

(a) all outstanding Common Shares will be converted into MergeCo Common Shares on the basis that each Common Share will be converted into one (1) MergeCo Common Share (the "**Ophir Ratio**");

(b) all outstanding CIC Common Shares will be converted into MergeCo Common Shares on the basis that each CIC Common Share will be converted into one (1) MergeCo Common Share (the "**CIC Ratio**");

(c) each currently outstanding warrant of CIC (a "**CIC Warrant**") will be converted into one purchase warrant of MergeCo entitling the holder thereof to purchase one MergeCo Common Share at an exercise price of US$1.75 expiring on the date that is 36 months from the day that the MergeCo Common Shares commence trading on the Toronto Stock Exchange or the Alternative Investment Market of the London Stock Exchange, whichever occurs first;

(d) each currently outstanding compensation warrant of CIC (a "**CIC Compensation Warrant**") will be converted into one compensation warrant of MergeCo entitling the holder thereof to acquire, upon exercise, one MergeCo Common Share. Each compensation warrant of MergeCo will expire on the second anniversary of the date of issuance of the CIC Compensation Warrants (in July 2005) and will be exercisable at a price of US$1.00; and

(e) each warrant or option to purchase one (1) CIC Common Share issued after the date of the Pre-Merger Agreement will be converted into one (1) warrant or option of MergeCo entitling the holder thereof to purchase one (1) MergeCo Common Share at the same exercise price and expiring on the same date as provided for in such warrant or option to purchase CIC Common Shares.

Prior to the completion of the Merger, CIC intends to undertake one or more private placement financings (collectively, the "**Private Placement**") consisting of CIC Common Shares and possibly CIC Common Share purchase warrants to raise gross proceeds of between $10,000,000 and $75,000,000. Prior to giving effect to the Private Placement, shareholders of the Corporation would receive 1,001,401 MergeCo Common Shares, representing approximately 3.4% of the outstanding MergeCo Common Shares, and shareholders of CIC would receive 28,031,250 MergeCo Common Shares, representing approximately 96.6% of the outstanding MergeCo Common Shares. In the event that the Private Placement is completed, the proportion of MergeCo that will be received by shareholders of the Corporation will be reduced. Depending on the gross proceeds of the Private Placement and the issue price of the securities offered thereunder, shareholders of the Corporation may sustain significant dilution.

Dissent Rights

Any holder of Common Shares who properly exercises his, her or its right of dissent with respect to the Merger will be entitled to be paid the fair value of such shares if the Merger is completed. For more information concerning dissent rights, see "Special Business of the Corporation – Merger – Rights of Dissent" in this Management Information Circular.

SHARE OPTION PLAN

Pursuant to the Share Option Plan, options to purchase MergeCo Common Shares may be granted to certain directors, senior officers, employees and consultants of MergeCo. Subject to the provisions thereof, the aggregate number of MergeCo Common Shares that may be issued under the Share Option Plan will not exceed 10% of the aggregate number of MergeCo Common Shares issued and outstanding from time to time. The exercise price of options granted under the Share Option Plan will not be lower than the closing market price of MergeCo Common Shares on the stock exchange where the majority of the trading volume and value of the MergeCo Common Shares occurs, on the trading day immediately preceding the date of the grant. Options will not be granted for a term exceeding ten years. For more information concerning the Share Option Plan see "Special Business of the Corporation – Share Option Plan" in this Management Information Circular.

ADDITIONAL CONSIDERATIONS

Stock Exchange Listing

An application has been made to list the MergeCo Common Shares on the Toronto Stock Exchange. Under the terms of the Pre-Merger Agreement, completion of the Merger is subject to the condition that the Toronto Stock Exchange will have conditionally approved the listing of the MergeCo Common Shares including such shares issuable under the Share Option Plan, subject only to the customary listing requirements of such exchange.

Resale of MergeCo Common Shares

The issuance of MergeCo Common Shares pursuant to the Merger to holders of Common Shares resident in each of the provinces and territories of Canada is exempt from the prospectus and registration requirements of the securities laws of those provinces and territories. If the Merger is completed, holders of Common Shares will receive MergeCo Common Shares pursuant to the Merger which may be resold free of prospectus requirements and statutory hold periods of the securities laws of such provinces and territories (subject to compliance with the provisions thereof governing resales of securities received pursuant to a business combination). Any person, company or a combination of persons or companies holding a sufficient number of MergeCo Common Shares to affect materially the control of MergeCo will nevertheless be restricted in reselling MergeCo Common Shares received pursuant to the Merger. Shareholders of the Corporation resident outside of these jurisdictions should consult with their own adviser with respect to any resale of MergeCo Common Shares received pursuant to the Merger.

Income Tax Considerations

In determining whether or not to vote in favour of the Merger, shareholders of the Corporation should carefully consider the information set forth in "Special Business of the Corporation – Merger – Other Considerations" in this Management Information Circular.

Risk Factors

The operations of MergeCo are speculative due to the high-risk nature of its business. Shareholders should review carefully the risk factors set forth under "Risk Factors" in "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS

The details of the procedures for the exchange of share certificates representing the Common Shares for share certificates representing MergeCo Common Shares are described more fully in the Letter of Transmittal accompanying this Management Information Circular. See "Special Business of the Corporation – Merger – Procedure for Exchange of Share Certificates by Shareholders".

SUMMARY FINANCIAL INFORMATION

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated balance sheet of MergeCo dated as at December 31, 2005 (see "Pro Forma Consolidated Financial Statements" in "Appendix H – MergeCo Information Brochure" attached to this Management Information Circular), the audited balance sheet of the Corporation dated as at December 31, 2005 (see "Appendix M – Financial Statements" attached to this Management Information Circular), the audited consolidated balance sheet of CIC dated as at November 30, 2005 and the audited balance sheet of Meepong dated as at November 30, 2005 (see "Financial Statements" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular). The pro forma information presents MergeCo's position after giving effect to the Merger. Readers are cautioned that changes will have occurred in each company since the date of the relevant balance sheets.

	As at December 31, 2005 (CDN$)
Assets	
Current Assets	$ 3,122,749
Equipment	5,190
Exploration Properties	8,001,872
	$ 11,129,811
Liabilities	
Current Liabilities	$ 1,564,677
	$ 1,564,677
Shareholders' Equity	
Dollar Amount	$ 9,565,134
Number of Securities	29,032,651

CONSOLIDATED OPHIR VENTURES INC.

120 Adelaide Street West, Suite 2500
Toronto, Ontario, Canada
Facsimile: (416) 352-5693

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished by the management of Consolidated Ophir Ventures Inc. (the "**Corporation**") in connection with the solicitation of proxies to be voted at the annual and special meeting of shareholders of the Corporation (the "**Meeting**") to be held at 120 Adelaide Street West, Suite 2500, Toronto, Ontario on Tuesday, March 7, 2006 at 9:00 a.m. (Toronto time).

The Corporation will bear its own cost of soliciting proxies. Proxies may be solicited by mail and the directors, officers and regular employees of the Corporation may solicit proxies personally, by telephone or facsimile. None of these individuals will receive any extra compensation for such efforts. The Corporation will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

The information contained herein is given as of January 31, 2006 and in Canadian dollars unless otherwise noted.

APPOINTMENT AND REVOCABILITY OF PROXIES

Voting

Voting at the meeting will be by show of hands, each registered shareholder and each proxyholder (representing a registered or unregistered shareholder) having one vote, unless a ballot is required or requested whereupon each such shareholder and proxyholder is entitled to one vote for each share held or represented, respectively.

Registered Shareholders

If you are a registered shareholder, you can vote your shares at the Meeting in person or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with this document. Your vote will be taken and counted at the Meeting. If you do not wish to attend the meeting or do not wish to vote in person, complete and deliver a form of proxy in accordance with the instructions given below.

The persons named in the enclosed form of proxy are directors and officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend and vote for and on behalf of him, her or it at the Meeting, other than the person designated in the enclosed form of proxy.** Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting or any adjournments thereof.

Any shareholder who executes and returns a proxy may revoke it:

a) by depositing a written instrument signed by the shareholder or his, her or its attorney authorized in writing at the office of the Corporation or its transfer agent, Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or any adjournment thereof;

b) by depositing such written instrument with the Chairman of the Meeting on the day of the meeting or any adjournment thereof at any time prior to a vote being taken in reliance on such proxy; or

c) in any other manner permitted by law.

To be voted, proxies should be received by the Corporation or its transfer agent, Equity Transfer Services Inc., by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time for such adjourned Meeting.

Non-Registered Beneficial Shareholders

One of the objectives of National Instrument 54-101 "Proxy Solicitation" ("**NI 54-101**") is to assist non-registered shareholders to direct the voting of shares that they own but are not registered in their names.

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust Corporation, securities dealer or broker, or a clearing agency in which an intermediary participates). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

In accordance with NI 54-101, the Corporation has distributed copies of this Management Information Circular and the accompanying form of proxy and notice, to intermediaries for distribution to non-registered shareholders. Unless you have waived your rights to receive these proxy materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions as to how to vote your shares.

Typically, a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, you must follow these instructions and you cannot use the mechanisms described under the heading "Registered Shareholders" above.

Occasionally, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by you. In this case, you can complete and deliver the proxy as described above under the heading "Registered Shareholders".

If a non-registered shareholder receives either a form or proxy or a voting instruction form and wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by an intermediary.

A non-registered shareholder may revoke a voting instruction of a waiver of the right to receive proxy materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted in favour of each of the matters identified in the notice of meeting and described in this Management Information Circular.** If any other matter is brought before the Meeting, which is not presently anticipated, and is submitted to a vote by a ballot, the proxy will be voted in accordance with the

judgment of the persons named therein. The proxy also confers discretionary authority in respect of amendments to or variations in all matters that may properly come before the Meeting.

RECORD DATE

The directors have fixed February 1, 2006 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Accordingly, only shareholders of record on such date are entitled to vote at the Meeting, except to the extent that any such shareholder has transferred shares after such record date and the transferee of those shares establishes ownership of the shares and makes a written demand, not later than ten days before the Meeting, that his, her or its name be included in the list prepared by the Corporation in respect of the Meeting, in which case the transferee shall be entitled to vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As at the date of this Management Information Circular, a total of 1,001,401 Common Shares were issued and outstanding. Each Common Share is entitled to one vote on each matter coming before the Meeting. The Corporation does not have any other class of shares entitled to vote at the Meeting.

The following table sets forth those persons who to the knowledge of the directors or executive officers of the Corporation own, directly or indirectly, or exercise control or direction over, as at the date hereof, voting securities carrying 10% or more of the voting rights attached to the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares	Percentage
Maria A. Bruzzese (1)	567,602 (2)	56.7% (3)

Note:

(1) Ms. Bruzzese is a director of the Corporation.

(2) Pursuant to the terms of a voting support agreement between Ms. Bruzzese and CIC dated as of January 4, 2006, Ms. Bruzzese has agreed to: (i) vote all of the Common Shares directly or indirectly owned by her in favour of the Continuance Resolution, the Merger Resolution and the Share Option Plan Resolution to be considered at the Meeting; (ii) not exercise any right of dissent in respect of the Common Shares directly or indirectly owned by her under the Alberta Act, the BVI Act or otherwise; and (iii) not transfer or assign any of the Common Shares directly or indirectly owned by her without prior written consent of CIC.

(3) Based on a total of 1,001,401 issued and outstanding common shares of the Corporation as at the date of this Management Information Circular.

INTERPRETATION

All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars unless otherwise specified. The following table sets forth (a) the rates of exchange for one U.S. dollar, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$1.2116	$1.1659
2004	$1.3015	$1.2036
2003	$1.4015	$1.2924

On January 31, 2006, the noon rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = CDN$1.1439.

The following table sets forth (a) the rates of exchange for one Botswana Pula, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the First National Bank of South Africa rates of exchange for the rates at the end of each of the periods, and the First National Bank of South Africa average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$0.1606	$0.1563
2004	$0.1654	$0.1948
2003	$0.1469	$0.1740

On January 31, 2006, the noon rate of exchange as reported by the First National Bank of South Africa for conversion of Botswana Pula into Canadian dollars was 1 Botswana Pula = CDN$0.2604.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

History of the Corporation

The Corporation was incorporated under the laws of the Province of Alberta on March 28, 2005. On June 28, 2005, the Corporation received an order from the Ontario Securities Commission deeming the Corporation to be a reporting issuer in the Province of Ontario. This was the last step required to complete a series of transactions pursuant to which Authentex Software Limited Partnership ("**Authentex**") was reorganized in corporate form. According to the reorganization transactions, Authentex subscribed for 42,570,065 common shares of the Corporation, in consideration for all of the assets of Authentex, and a distribution was made by Authentex to its unitholders of all of the Corporation's shares, resulting in the unitholders of Authentex receiving one common share of the Corporation for each limited partnership unit of Authentex. Following the distribution, steps were taken for the liquidation and dissolution of Authentex and the Corporation continued with the same security holders, asset base and cash on hand as Authentex. The reorganization was approved by Authentex unitholders at an extraordinary meeting held on April 7, 2005. Pursuant to the terms of agreements between the Corporation and Authentex, the Corporation is not the legal successor to the business of Authentex, and is not liable for any obligations of Authentex, contingent or otherwise, except for the agreement to fund $8,000 of transaction costs relating to the reorganization, which amount has been paid. Further details of this reorganization are found in the information circular of Authentex dated March 8, 2005, and related press releases, all of which are filed on www.sedar.com.

Business Strategy

As previously announced, the Corporation has undertaken a process to identify new business opportunities. Management of the Corporation undertook the reorganization of Authentex as a corporation for the reason that a corporate organization is generally found to be more attractive to new businesses than a limited partnership structure. A corporate form of organization is more common, and investors in junior public issuers generally expect that they are investing in an issuer organized as a corporation. Furthermore, the corporate form of organization contains mechanisms for corporate administration and governance which are more ideally suited to junior public companies. These mechanisms include a board of directors which is directly accountable for the business and affairs of the corporation and annual elections of directors, rather than a limited partnership which has a general partner to administer its affairs the directors of which are not elected by the unitholders. Finally, the limited partnership structure results in certain income tax consequences, being the allocation of profit and losses to unitholders. In many cases this income tax treatment is undesirable or suboptimal.

In order to be more systematic in the identification of new business opportunities, management of the Corporation determined that it was prudent to concentrate on a particular sector. To this end, management of the Corporation determined to seek business opportunities in the resource sector. Management of the Corporation believes that the resource sector offers sound opportunities for a junior public company seeking to reactivate. Canadian capital markets are receptive to resource enterprises and commodity prices have improved over the last several years.

Management of the Corporation has called the Meeting for the purposes of proposing the continuance of the Corporation from the Province of Alberta to the British Virgin Islands (the "**Continuance**") and the consolidation (the "**Merger**") of the Corporation and Coal Investment Corp. ("**CIC**") (the continuing company, "**MergeCo**") for approval by shareholders of the Corporation. Further details on the items of special business for the Meeting are provided below.

ANNUAL BUSINESS OF THE CORPORATION

Consideration of Audited Financial Statements and Auditors' Report

The audited financial statements of the Corporation for the fiscal year ended December 31, 2005 and the report of the auditors thereon will be submitted to the Meeting. Receipt at such meeting of the auditors' report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The board of directors of the Corporation (the "**Board of Directors**") has determined that the number of directors to be elected will be three (3) directors. The following table and the notes thereto state the names of all of the persons proposed to be nominated by management for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employment, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name and Position Held with the Corporation	Principal Occupation or Employment	Date First Elected as Director of the Corporation	Number of Common Shares Owned, Controlled or Directed as at the Date of this Circular(1)
Dennis H. Peterson Toronto, Ontario (2)	Solicitor, Peterson Law Professional Corporation, a law firm specializing in small cap corporate finance.	March 28, 2005	8,560
Ian A. Shaw Toronto Ontario (2)	Chartered Accountant and Managing Director of Shaw & Associates, a provider of financial management services.	March 28, 2005	Nil
Maria A. Bruzzese Toronto, Ontario (2)	Solicitor, Peterson Law Professional Corporation, a law firm specializing in small cap corporate finance.	March 28, 2005	567,602

Notes:

(1) The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

All of the above directors of the Corporation have held their principal occupations with the same firms or companies (as set out above) for the past five years.

The term of office of each director will be from the date of the Meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed. The election of the above nominees will be of on-going relevance to the Corporation only if the Merger (as defined below under the heading "Special Business of the Corporation – Merger") does not proceed. If the Merger is completed, the existing Board of Directors will cease to be directors of the Corporation and the board of directors of MergeCo (as defined below under the heading "Special Business of the Corporation – Merger") will be comprised of Sandra Cowan, Francis Crothers, Mandla Gantsho, Reuel Jethro Khoza, Gregory Kinross, Deenadayalen Konar, Blackie Marole, Elvidge Mhlauli and Warren

Newfield, as provided for in the Pre-Merger Agreement (as defined below under the heading "Special Business – Merger"), and such persons will hold office until the earlier of the next annual meeting of shareholders of MergeCo or until their successors are appointed (see "Management and Promoter of MergeCo" in "Appendix H – MergeCo Information Brochure").

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES AS DIRECTORS OF THE CORPORATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Appointment of Auditors

McGovern, Hurley, Cunningham, LLP are the current auditors of the Corporation and have been the auditors of the Corporation since incorporation. Shareholders of the Corporation will be asked at the Meeting to reappoint McGovern, Hurley, Cunningham, LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration and terms of engagement. The reappointment of McGovern, Hurley, Cunningham, LLP as the Corporation's auditors will be of on-going relevance to the Corporation only if the Merger (as described below under the heading "Special Business of the Corporation – Merger") does not proceed. If the Merger is completed, the auditors of MergeCo will be KPMG Inc., Chartered Accountants, Johannesburg, South Africa (the current auditors of CIC), as provided for in the Pre-Merger Agreement (as defined below under the heading "Special Business of the Corporation – Merger"), and such auditors will hold office until the close of the next annual meeting of shareholders of MergeCo (see "Auditors, Transfer Agent and Registrar" in "Appendix H – MergeCo Information Brochure").

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF MCGOVERN, HURLEY, CUNNINGHAM, LLP AS THE AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND TERMS OF ENGAGEMENT, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

SPECIAL BUSINESS OF THE CORPORATION – CONTINUANCE

At the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix A to this Management Information Circular (the "**Continuance Resolution**") approving the continuance of the Corporation, which is currently organized under the *Business Corporations Act* (Alberta) (the "**Alberta Act**"), as a company under the laws of the British Virgin Islands pursuant to the *BVI Business Companies Act, 2004* (the "**BVI Act**").

Reasons for Continuance

The Corporation has no material assets in Alberta or elsewhere. By continuing the Corporation under the BVI Act, the Corporation will reside in the same jurisdiction as CIC, which will facilitate the Merger, and the Corporation will be able to take advantage of the favourable tax treatment accorded to companies under the BVI Act. The British Virgin Islands has enjoyed a long history of political and economic stability. The British Virgin Islands is a well-developed international business and financial centre. The British Virgin Islands' legal system is based on the English common law system.

British Virgin Islands companies and all amounts paid by them to non-residents are exempt from all local taxes and stamp duty. All dividends, royalties, interest, fees and management fees paid or deemed to be paid by a company to a person resident outside the British Virgin Islands are exempt from tax and no amount is required to be withheld under the jurisdiction's *Income Tax Act*. A company incorporated under the BVI Act is not liable for any tax in the British Virgin Islands on the transfer of any securities or assets of the company.

Effect of Continuance

The Corporation is currently a company incorporated under the Alberta Act. Upon the issuance of a Certificate of Continuation under the BVI Act, the Continuance will become effective and the Corporation will become subject to the BVI Act, as if it had been incorporated under the BVI Act, and the Memorandum and Articles of Association filed as part of the Continuance will be deemed to be the constitutional documents of the Corporation. The Corporation will continue into the British Virgin Islands under the name "Coal Investment Corp.", or such other name as may be approved by the board of directors of the Corporation and the board of directors of CIC and is acceptable to applicable regulatory authorities. A copy of the form of the draft Memorandum and Articles of Association is set forth in Appendix D to this Management Information Circular. The form of the draft Memorandum and Articles of Association of the Corporation may be amended and is subject to approval of the board of directors of the Corporation.

The BVI Act provides that when a company continues under the BVI Act:

(a) (i) the BVI Act applies to the company as if it had been incorporated under the BVI Act;

(ii) the company is capable of exercising all the powers of a company incorporated under the BVI Act;

(iii) the company is no longer to be treated as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands; and

(iv) the memorandum and articles filed as part of the Continuance become the memorandum and articles of the company.

(b) the Continuance under the BVI Act does not affect:

(i) the continuity of the company as a legal entity; or

(ii) the assets, rights, obligations or liabilities of the company.

(c) without limiting subsection (b) above,

(i) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any member, director, officer or agent thereof, is released or impaired by its continuation as a company under the BVI Act; and

(ii) no proceedings, whether civil or criminal, pending at the time of the issue by the Registrar of Corporate Affairs in the British Virgin Islands of a certificate of continuation by or against the company, or against any member, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the BVI Act, but the proceedings may be enforced, prosecuted, settled or compromised by or against the company or against the member, director, officer or agent thereof, as the case may be; and

(d) all shares in the company that were outstanding prior to the issue by the Registrar of Corporate Affairs in the British Virgin Islands of a certificate of continuation shall be deemed to have been issued in conformity with the BVI Act.

Upon the Continuance becoming effective, the Corporation will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value. The terms of the common shares following the Continuance will be substantially equivalent to the terms of the common shares immediately prior to the Continuance, except that following the Continuance, the common shares will be subject to redemption, purchase and acquisition by the Corporation for less than fair value with the written consent of the holder of such shares.

The Continuance will not affect the Corporation's status as a reporting issuer under the securities legislation of the Province of Ontario, and the Corporation will remain subject to the requirements of such legislation.

Comparison of Shareholders Rights under Alberta Act and BVI Act

Upon the issuance of the Certificate of Continuation, shareholders of the Corporation will become shareholders of a company registered under the BVI Act. The differences between the Alberta Act and the BVI Act will result in various changes to the rights of shareholders of the Corporation. The following is a summary of the significant differences between the Alberta Act and the BVI Act insofar as they affect the rights of shareholders of the Corporation. The following is a summary only and is qualified in its entirety by the relevant provisions of the Alberta Act and British Virgin Islands law. The following summary does not purport to be, nor should it be considered to be, an exhaustive analysis of the two statutes, nor a comprehensive statement of the particulars of the actual statutory provisions to which reference is made. Shareholders of the Corporation should consult their own legal advisors if they wish further information concerning these matters. It should be noted that the Corporation will continue to be subject to applicable securities laws and stock exchange rules in Canada, which currently impose audit, financial reporting, proxy solicitation and certain other requirements relating to the rights of shareholders of the Corporation.

General

The BVI Act was enacted on January 1, 2005 to replace the *International Business Company Act*, Cap. 291 (the "**IBCA**") and provides for the incorporation of companies in the British Virgin Islands (a "**BVIBC**"). Typically the object of a BVIBC is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

Under the Alberta Act, the constating documents of a corporation consist of its articles of incorporation and by-laws. Under the BVI Act, the constating documents of a corporation which has been continued into the British Virgin Islands are its memorandum of association ("Memorandum") and articles of association ("Articles"). Upon continuance into the British Virgin Islands, the Corporation is required to adopt a Memorandum and Articles that comply with the BVI Act. As part of the Continuance, certain provisions of the existing articles and by-laws of the Corporation will be revised so that upon the continuance as a British Virgin Islands company, the Memorandum and Articles of the Corporation will comply with the necessary requirements of the BVI Act. These revisions include providing that the objects of the Corporation will be to engage in any activity not prohibited by the laws of the British Virgin Islands. A complete copy of such Memorandum and Articles is attached as Appendix B to this Information Circular. Shareholders of a British Virgin Islands company are referred to as "members".

The minimum protections afforded to members of a British Virgin Islands company under the BVI Act are, in certain respects described below, less favourable to members than the comparable protections afforded to shareholders of a Alberta Act corporation.

Shareholder Voting Rights

Under the Alberta Act and the articles of the Corporation, holders of Common Shares are entitled to one vote per share, either in person or by proxy, on each matter to be voted on at shareholder meetings. Under the Alberta Act, unless the by-laws otherwise provide, voting at a meeting of shareholders shall be by a show of hands except where

a ballot is demanded, either before or on the declaration of the result of any vote by show of hands. The by-laws of the Corporation provide for voting by a show of hands except where a ballot is demanded.

Under British Virgin Islands law and the BVI Act, when a vote is taken at a meeting of members, each member is entitled to vote the number of votes attaching to the total number of shares held by such member. The provisions of the by-laws of the Corporation providing for voting by a show of hands unless a ballot is demanded will cease to apply in the same manner when the Memorandum and Articles are amended to conform with the BVI Act.

Under the Alberta Act, unless the by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, present in person or by proxy, constitute a quorum. The quorum requirement in the by-laws of the Corporation for the transaction of business at a meeting of shareholders is at least two persons holding or representing by proxy not less than 5% of the shares entitled to vote at the meeting. Under the Alberta Act, cumulative voting is only permitted in the election of directors if the articles of a corporation provide for it. The articles of the Corporation do not provide for such cumulative voting.

Under British Virgin Islands law, the quorum for a meeting of members for the purpose of a resolution of members is that fixed by the Memorandum and Articles of a company; where no quorum is so fixed, a meeting of members is properly constituted for all purposes if at the commencement of the meeting there are present in person or by proxy one-half of the votes of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon. British Virgin Islands law does not provide for cumulative voting on any matter.

Special Meeting of Shareholders

Under the Alberta Act, a special meeting of shareholders may be called by the directors, and the registered holders or beneficial owners of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders, but the beneficial owners of shares do not thereby acquire the direct right to vote at the meeting that is the subject of the requisition. Under the Alberta Act and the by-laws of the Corporation, notice of all meetings of shareholders of a corporation must be sent not less than 21 days and not more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Under the Alberta Act and the by-laws of the Corporation, the directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours (excluding Saturdays and holidays) preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at such meeting must be deposited.

Under the BVI Act, a company's directors may convene, as may such person or persons as may be authorized by the Memorandum and Articles to call, a meeting. The provisions for notice of meetings and the time for deposit of proxies currently contained in the by-laws of the Corporation will be included in the Memorandum and Articles following implementation of the Continuance.

Under the Alberta Act, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A "special resolution" is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, adopting an arrangement, authorizing the sale, lease or exchange of all or substantially all of the corporation's assets, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, election of directors, removal of directors, appointment of auditors and fixing the remuneration of the auditors.

Under British Virgin Islands law, in addition to the election of directors, the approval of the members of a company is required for the following matters: (i) a disposition of more than 50% of the company's assets otherwise than in the regular course of its business; (ii) mergers; (iii) a compulsory redemption of minority shares (as described under the subheading "Compulsory Acquisition" below); (iv) approval or ratification of certain agreements or transactions where a director or liquidator has a conflict of interest; and (v) the rescission of articles of dissolution in the

voluntary winding-up of a company. A change in the number of directors of a company requires an amendment to its Articles, and an amendment to a company's Memorandum or Articles may, subject to the company's Memorandum and Articles, be effected by the company's members or, where permitted by its Memorandum or Articles, by its directors. An increase or reduction of capital, removal of directors, the filling of a vacancy on the board of directors, continuation under foreign law, and voluntary winding up or dissolution may, subject to any limitation in a company's Memorandum or Articles, be authorized by resolution of the company's directors or members. Except for a compulsory redemption of minority shares (which requires the approval of members holding 90% of the votes attaching to the company's outstanding shares), the vote of members required to pass resolutions approving such matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the Articles), and an absolute majority of the votes attaching to all issued and outstanding shares that may be cast, if the resolution is consented to in writing (or such other percentage vote as is specified in the Articles). As a consequence, when the Corporation has been continued into the British Virgin Islands, certain actions by the Corporation that currently require shareholder approval under the Alberta Act will no longer require such approval (such as amendments to the Articles, and, unless the High Court of the British Virgin Islands ("**BVI Court**") otherwise orders, a court-approved arrangement), and the percentage vote of members required to approve certain matters (such as the sale by such company of all or substantially all of its assets) will be lower than the percentage vote of shareholders currently required to approve such matters. Pursuant to the Continuance, however, the existing articles of the Corporation will be revised so that upon the Continuance, the Memorandum of the Corporation will provide that, other than changes to the Corporation's name, its registered office and the currency of its securities and whether its securities are required to be issued in registered form (all of which changes being permitted to be effected by the directors), the Memorandum may not be amended without the prior approval of members represented in person or by proxy at a meeting of members called to consider such amendment, holding shares to which are attached at least a simple majority of the total number of votes attaching to all shares held by members voting in person or by proxy at the meeting, or by a resolution in writing signed by an absolute majority of the members entitled to vote on such resolution.

Proposals of Shareholders

Under the Alberta Act, a registered holder of shares entitled to vote at an annual meeting of shareholders, or a beneficial owner of shares, may submit to the Corporation notice of any proposal to be raised at the meeting. If the Corporation solicits proxies in connection with the meeting, the Corporation shall set out the proposal in the management information circular for the meeting provided that, among other things: (i) it is submitted less than 90 days before the anniversary of the date of the previous annual meeting, (ii) it has not been submitted in the last two years and was not defeated, or (iii) the right to submit a proposal is not being abused to secure publicity. A proposal may include nominations for the election of directors if it is signed by registered holders of not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting, or by beneficial owners of shares representing in the aggregate the same percentage of shares.

There is no identical provision in the BVI Act. However, the Corporation's Articles will provide that members holding at least 10% of the outstanding Common Shares may request the directors to call a meeting of members.

Consent of Shareholders in Lieu of Meeting

Under the Alberta Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

Under British Virgin Islands law, subject to any limitations in the Memorandum or Articles of a company, any action that may be taken by the members at a meeting may also be taken by a resolution of members consented to in writing without the need for any notice. Subject to a company's Memorandum or Articles, such a written resolution may be validly passed, if consented to in writing by members holding shares to which are attached an absolute majority of the votes attaching to all outstanding shares, unless a different percentage is specified in the company's Memorandum and Articles. The Corporation's Articles will provide that such a written resolution may be validly passed if consented to in writing by all members entitled to vote on that resolution.

Inspection Rights

Under the Alberta Act, a shareholder of a corporation and the shareholder's agents and legal representatives have the right to inspect copies of the following during the usual business hours of the corporation, free of charge: (i) the articles and by-laws of the corporation, including any amendments, (ii) minutes of meetings and resolutions of shareholders, (iii) copies of all notices of directors and notices of changes in directors required to be sent to the Registrar, (iv) a securities register, (v) copies of the financial statements and reports of the corporation's auditors and other financial information required by the Alberta Act, and (vi) a register of disclosures made by directors and officers of their interests in material contracts or proposed material contracts with the corporation. A shareholder has the right to obtain, free of charge, one copy of the articles, by-laws and unanimous shareholders' agreement of a corporation, including amendments. Applicants who are shareholders of an Alberta corporation, their agents and legal representatives and, where the corporation is a distributing corporation, any other person, may require the corporation to furnish a shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the corporation, an offer to acquire shares of the corporation or any other matter relating to the affairs of the corporation.

In addition, under the Alberta Act, a securityholder of a corporation may apply to the court of the Queen's Bench of Alberta ("**Alberta Court**") for an order directing that an investigation be made of a corporation or of any affiliated corporation.

Under British Virgin Islands law, a member of a company may request in writing to inspect during normal business hours the share register of the company or the books, records, minutes and consents kept by the company and to make copies or extracts therefrom. The relevant company may by resolution of directors determine that it is not in the best interest of the company or of any other member of the company to comply with the request and the company may refuse the request. Upon refusal of the request, the member may apply to the BVI Court for an order allowing inspection.

Pre-emptive Rights

The Alberta Act provides that if it is so provided in a corporation's articles, or in a unanimous shareholder agreement, no shares of a class shall be issued unless the shares have first been offered to the shareholders of the corporation holding shares of that class, and those shareholders have a pre-emptive right to acquire the offered shares in proportion to their holdings of the shares of that class, at the same price and on the same terms as those shares are to be offered to others. The articles of the Corporation do not provide for any such pre-emptive rights.

Under British Virgin Islands law, members of a company do not have any pre-emptive rights unless such rights are provided in the company's Memorandum or Articles. Neither the Memorandum nor the Articles of the Corporation will provide for any such pre-emptive rights.

Dividends and Repurchases of Shares

Under the Alberta Act, the directors may declare and the corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the solvency test described in the following sentence, a corporation may pay a dividend in money or property. The directors are prohibited from declaring and the corporation is prohibited from paying a dividend if there are reasonable grounds for believing that the corporation is or, after the payment would be, unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. The Alberta Act also permits a corporation, subject to its articles, to purchase or otherwise acquire any of its issued shares, provided that no payment to purchase or otherwise acquire shares issued by it may be made unless the solvency test described above is satisfied at the time of, and after, such payment.

Under British Virgin Islands law, subject to any limitations or provisions to the contrary in the Memorandum and Articles of a company, a company may, by resolution of directors, declare and pay dividends in money, shares or

other property. Dividends may only be declared if the directors are satisfied that the company is able to satisfy the solvency test set out in the BVI Act.

Under the Alberta Act, a corporation may, subject to its articles and to the solvency test mentioned below, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or after the payment, the realizable value of the corporation's assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares who have a right to be paid, on a redemption or in a liquidation, rateably with or prior to the holders of the shares to be purchased or redeemed.

Under British Virgin Islands law, a company may only redeem its shares if a solvency test similar to the test applicable under the Alberta Act is satisfied.

Authority to Issue Shares

The Alberta Act requires that any maximum number of shares which a corporation has the authority to issue be specified in its articles. The articles of the Corporation currently authorize the Corporation to issue an unlimited number of Common Shares. The BVI Act requires that the amount of shares without par value that a company has authority to issue must be stated and specified in its Memorandum. Pursuant to the Continuance, the articles of the Corporation will be amended to provide that on completion of the Continuance, the Corporation will be authorized to issue 100,000,000,000 Common Shares without par value.

Amendments to Governing Instruments

Under the Alberta Act, any change to the articles of a corporation must be approved by special resolution, other than a change in the corporation's name from a number name to a verbal name. If a proposed amendment requires approval by special resolution, the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the Alberta Act, whether or not the class or series otherwise carries the right to vote.

Under the laws of the province of Alberta, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the Board of Directors of a corporation may make, amend or repeal by-laws provided that any such by-law, amendment or repeal of a by law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the Board of Directors but ceases to be effective if not confirmed by the shareholders.

Under British Virgin Islands law, subject to any limitation in its Memorandum or its Articles, a British Virgin Islands company may amend its Memorandum or Articles by a resolution of members or, where permitted by its Memorandum or Articles or by the BVI Act, by a resolution of directors. Pursuant to the Continuance, the existing articles of the Corporation will be amended to permit the Articles of the Corporation to be amended by resolution of its members, and to provide that, other than changes to the Corporation's name, its registered office and the currency of its securities and whether its securities are required to be issued in registered form (all of which changes being permitted to be effected by the directors), the Memorandum of the Corporation may not be amended without the prior approval of members represented in person or by proxy at a meeting of members called to consider such amendment, holding shares to which are attached at least a simple majority of the total number of votes attaching to all shares held by members voting in person or by proxy at the meeting, or by a resolution in writing signed by an absolute majority of the members entitled to vote on such resolution.

Director Qualifications

The board of directors of an Alberta Act corporation that is a distributing corporation whose shares are held by more than one person must consist of at least three individuals, at least two of whom are not officers or employees of the corporation or its affiliates. At least ¼ of the directors of an Alberta Act corporation must be resident Canadians.

Under British Virgin Islands law, the number of directors must be fixed by the articles of association of a company and subject to any limitation in the Memorandum or Articles of a company, the articles of association may be amended to change the number of directors, and any amendment may, subject to a company's Memorandum and Articles, be effected by the company's directors or members. No such amendment is effective until filed at the Companies Registry. A British Virgin Islands company must have at least one director. The Corporation's Articles will provide that the Corporation's board of directors shall consist of at least three individuals and no more than fifteen individuals.

Term of the Board of Directors

Where the articles or a unanimous shareholder agreement of a corporation so provide, the Alberta Act permits, but does not require, that directors may be elected at a meeting of shareholders for different terms of up to three years. The by-laws of the Corporation provide that at each annual meeting of shareholders, all the directors then in office shall retire but, if qualified, shall be eligible for re-election.

The BVI Act does not require that the directors elected at a meeting of members be elected for different terms. The Corporation's Articles will provide that the directors shall be elected by members for such term as the members determine, including on an annual basis, but such term shall not exceed the close of the third annual meeting of members following the election.

Removal of Directors

Under the Alberta Act, other than where cumulative voting applies for the election of directors and subject to a unanimous shareholder agreement, the shareholders of a corporation may by ordinary resolution at a annual and special meeting remove any director or directors from office. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under British Virgin Islands law, subject to any limitation in the Memorandum or Articles of a company, a director may be removed from office by a resolution of members or by a resolution of directors. There will be no limitation imposed on such entitlement in the Corporation's Memorandum or Articles.

Vacancies on the Board of Directors

Under the Alberta Act, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors, and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a corporation.

Under the BVI Act, subject to any limitations in a company's Memorandum or Articles, a vacancy among the directors may be filled by a resolution of members or by a majority of the remaining directors.

Fiduciary Duties of Directors

Directors of corporations incorporated or organized under the Alberta Act and of British Virgin Islands companies have fiduciary obligations to the company. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "due care" and "loyalty".

The Alberta Act provides that every director and officer of a corporation governed by that Act, in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the Alberta Act must comply with the provisions of that Act, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the Alberta Act or the regulations thereunder, or relieves him or her of liability for a breach of either, except where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.

The BVI Act provides that every director, officer, agent and liquidator of a company incorporated under the BVI Act in performing his functions, shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the BVI Act provides that no provision in the Memorandum or Articles of a company incorporated under the BVI Act or in any agreement entered into by the company relieves a director, officer, agent or liquidator of the company from the duty to act in accordance with the Memorandum or Articles or from any personal liability arising from his management of the business and affairs of the company. Common law duties also apply to directors of British Virgin Islands companies.

Conflict of Interest of Directors and Officers

Subject to certain specified exceptions, the Alberta Act restricts interested directors from voting on any transactions in which such director has an interest. Interested directors and officers must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of their interest.

Under British Virgin Islands law, a transaction entered into by a company in respect of which a director is interested is voidable by the company unless the interest was disclosed to the board prior to the company entering into the transaction, or the transaction is approved or ratified by the members, or the company received fair value for the transaction.

Indemnification of Directors, Officers and Others

The Alberta Act permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "**Indemnifiable Person**"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The by-laws of the Corporation provide for such indemnification.

Under the Alberta Act, a corporation may also, with the approval of the Alberta Court, indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above. In any event, an Indemnifiable Person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation of the body corporate, if the Indemnifiable Person was substantially successful on the merits in his or her defense of the action or proceeding, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.

Under British Virgin Islands law, and subject to subsection (2) of Section 132 of the BVI Act (which makes it a condition that the relevant person must *inter alia* have acted honestly and in good faith) a company may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceeding any person who: (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or (ii) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Subsection (1) of Section 132 of the BVI Act only applies to a person referred to in that subsection if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person has no reasonable cause to believe that his conduct was unlawful. The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful. If a person referred to in subsection (1) of Section 132 of the BVI Act has been successful in defence of any proceedings referred to in the said subsection (1), the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

Director Liability

Under the Alberta Act, directors who vote for or consent to a resolution authorizing the issue of a share of a corporation for consideration other than money are jointly and severally liable to the corporation to make good any amount by which the consideration received by the corporation is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution, provided that a director is not liable pursuant to the foregoing if he proves he did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money that the corporation would have received had the share been issued for money. In addition, directors who vote or consent to certain resolutions involving payments or distributions by the corporation contrary to the Alberta Act are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed and not otherwise recovered by the corporation, unless, in the case of financial assistance by the corporation in contravention of the Alberta Act, the director proves he did not know and could not reasonably have known that the financial assistance was given contrary to the Alberta Act. The Alberta Act does not otherwise permit the substantive limitation of a director's liability for breach of fiduciary obligations to the corporation, whether through the articles or otherwise.

The BVI Act does not permit the limitation of a director's liability for breach of fiduciary obligations to the company of which he is a director, whether through the articles or otherwise.

Stockholders' Suits

Under the laws of the province of Alberta, a current or former registered or beneficial securityholder may apply to the Alberta Court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The Alberta Court must be satisfied that the complainant has given reasonable notice to the directors of the corporation or its subsidiary of his intention to apply to court if the directors of the corporation or its subsidiaries do not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

The Alberta Act provides that the Alberta Court in a derivative action may make any order it thinks fit including, without limitation; (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present securityholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Additionally, under the Alberta Act, the Alberta Court may order a corporation or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action unless the Alberta Court otherwise orders upon being satisfied that it is just and equitable to do so.

Under British Virgin Islands law, it is a well settled principle that the proper plaintiff for a wrong done to the company is the company itself and so minority shareholders cannot sue directors for wrongs allegedly done to the company in breach of their fiduciary duties. There are however, exceptions to this rule which would allow a member of a company, in limited circumstances, to sue on behalf of the company for a wrong done to the company. These circumstances include (i) "fraud on the minority", that is where there has been (a) fraud or other breach of duty to the company which not only harms the company but benefits the directors; and (b) control by the alleged wrongdoers of a majority of the company's shares such that a minority shareholder has no other remedy but to sue derivatively. Other exceptions include (ii) actions to restrain *ultra vires* or illegal acts and (iii) where the transaction at issue requires a special resolution. In general, British Virgin Islands law permits a member of a British Virgin Islands company in the above mentioned circumstances to sue its directors derivatively on behalf of the company for a wrong done to the company. However, the circumstances in which any such action may be brought and the procedures and the defences that may be available in respect of any such action may result in the rights of members of a British Virgin Islands company being more limited than those of shareholders of an Alberta Act company. Jurisdiction over such claims rests with the British Virgin Islands High Court of Justice, and there would normally be rights of appeal to the Eastern Caribbean Court of Appeal, and ultimately the Privy Council.

In addition, under British Virgin Islands law, proceedings which are known as "representative proceedings" may be brought, where numerous persons have the same or a similar interest in any proceedings. The Civil Procedure Rules of the Supreme Court of the British Virgin Islands provide that where five or more persons have the same or a similar interest in any proceedings (not being such proceedings as are mentioned in Rule 21.4 of the Civil Procedure Rules of the Supreme Court of the British Virgin Islands) the proceedings may be begun, and the Court may appoint a body having sufficient interest in the proceedings or one or more of those persons to represent all or some of the persons with the same or a similar interest.

Oppression Remedy

The Alberta Act provides an oppression remedy that enables the Alberta Court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director of officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application.

Because of the breadth of conduct which can be complained of and the scope of the Alberta Court's remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the Alberta Act, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the Alberta Court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Section 184B. (1) of the BVI Act provides that if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the BVI Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum or articles.

If the BVI Court makes an order under Section 184B. (1) of the BVI Act, it may also grant such consequential relief as it thinks fit. The BVI Court may, on the application of a member of a company, grant leave to that member to bring proceedings in the name and on behalf of that company; or intervene in the proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. Without limiting Section 184B. (1) of the BVI Act, in determining whether to grant leave under that subsection, the BVI Court must take the following matters into account: whether the member is acting in good faith; whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters; whether the proceedings are likely to succeed the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted under Section 184B. (1) of the BVI Act only if the BVI Court is satisfied that (a) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be or (b) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders or members as a whole.

A member of a company may bring an action against the company for breach of a duty owed by the company to him as a member. Where a member of a company brings proceedings against the company and other members have the same or substantially the same interest in relation to the proceedings, the BVI Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such orders as it thinks fit, including (a) an order as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

A member of company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI Court for an order.

If the BVI Court considers that it is just and equitable to do so, it may make such an order as it thinks fit, including, one or more of the following orders (a) in the case of a shareholder, requiring the company or any other person to acquire the member's shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company's affairs; (d) amending the memorandum or articles of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of this Act or the memorandum or articles of the company. Also, members may exercise common law rights to rectify actions which, among other things, are inconsistent with the memorandum or articles, the BVI Act or general law, and which are oppressive or have been exercised in bad faith. Also, a member who has not approved a transaction in which the directors have a conflict of interest and which is proven to be unfairly prejudicial to one or more members is capable of impugning such a transaction. Members may also, in appropriate circumstances, petition for a just and equitable winding-up of a company. The BVI Court's jurisdiction is an equitable one and, even if a petitioner has standing, his petition may nevertheless not be allowed to proceed.

Reorganizations, Mergers, Extraordinary Transactions

The Alberta Act provides that certain extraordinary corporate actions, such as certain amalgamations, any continuance, and sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or a series of shares.

Under British Virgin Islands law, the approval of the members of a British Virgin Islands company is required for (i) a disposition of more than 50% of the company's assets other than in the regular course of its business; (ii) mergers; (iii) subject to the company's Memorandum or Articles, a winding-up of the company; and (iv) the rescission of articles of dissolution in the voluntary winding-up of a company. The vote of members required to pass resolutions approving such matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified

in the Articles) or an absolute majority of the votes attaching to all of the issued and outstanding shares, if such resolution is consented to in writing (or such other percentage vote as is specified in the Articles).

Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which the Corporation is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules will continue to apply to the Corporation after the Continuance. Such legislation and administrative policies and rules may impose shareholder approval requirements in addition to the foregoing.

Dissent and Appraisal Rights

The Alberta Act provides that the shareholders of an Alberta corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The Alberta Act does not distinguish for this purpose between listed and unlisted shares. Such matters include: (i) an amendment to its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) an amendment to its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on; (iii) any amalgamation with another corporation (other than certain affiliated corporations); (iv) continuance under the laws of another jurisdiction; (v) the sale, lease or exchange of all or substantially all its property other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the Alberta Court for an order approving an arrangement proposed by the corporation; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote. Although formal rights of dissent are not afforded to shareholders on a take-over bid, rights that are substantively similar to dissent rights are available to the offerees of a take-over bid. When a successful take-over bid occurs and the offeree does not accept such bid, such offeree may, amongst other things, demand payment of the fair value of his, her or its shares by notifying the offeror and applying to the Alberta Court to fix the fair value of such shares.

Dissent rights may be granted by the Alberta Court in connection with a court approved arrangement of a corporation as the Alberta Court may make any order that it sees fit. Typically, dissent rights are granted by the Alberta Court when the arrangement is effecting an act that could be completed under another provision of the Alberta Act but is impracticable to do so and such act would give rise to dissent rights under that other provision.

A properly dissenting shareholder is also entitled to elect to receive the appraised value of his or her shares in connection with certain compulsory acquisitions, as described below under the heading "Compulsory Acquisition".

Under British Virgin Islands law, a member of a company may dissent from certain transactions and receive payment upon redemption of his shares. Members may dissent from the following actions:

(i) a merger, if the company is a constituent company (being an existing company that is participating in a merger or consolidation with one or more other existing companies) unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii) consolidation, if the company is a constituent company;

(iii) the sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in its usual or regular course of business (other than a disposition pursuant to an order of a court having jurisdiction in the matter, a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, and certain transfers of assets of the company in trust for the benefit of the company, its members or creditors or any other person having a direct or indirect interest in the company);

(iv) an arrangement, if permitted by the BVI Court; and

(v) a compulsory redemption of shares by a company (as described below under the subheading "Compulsory Acquisition").

Section 179 of the BVI Act sets forth a detailed procedure for exercising the right to dissent and for determination of a fair value for the dissenter's shares.

Generally, under British Virgin Islands law, where a member has given notice of his election to dissent the company must make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for the shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares. If the company and dissenting member fail, within the aforementioned period of thirty days to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period of thirty days expires, the following applies:

(i) the company and the dissenting member shall each designate an appraiser;

(ii) the two designated appraisers together shall designate a third appraiser;

(iii) the three appraisers shall fix the value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of the members authorizing the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(iv) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

Compulsory Acquisition

Under the Alberta Act, where over 90% of the shares of a corporation (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, the bidder, by complying with the provisions of the Alberta Act, can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or to demand payment from the corporation of the fair value of their securities in exchange for the surrender of their securities to the corporation.

Under the BVI Act, subject to any limitations in a company's Memorandum or Articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described above under the subheading "Dissent and Appraisal Rights".

Transferability of Shares

Unless the articles of a corporation contain a restriction on the transfer of shares, under the Alberta Act, shares are presumed to be freely transferable. The Corporation's articles do not contain any restriction on the transfer of shares.

Subject to any limitations or provisions to the contrary in its memorandum or articles, registered shares of a company incorporated under the BVI Act may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. In the absence of a written instrument of transfer,

the directors may accept such evidence of a transfer of shares as they consider appropriate. The Corporation's Memorandum and Articles will not contain restrictions on the transfer of Common Shares.

Return of Capital on Winding-Up, Liquidation or Dissolution of the Corporation

Under the Alberta Act, the holders of common shares have the right to receive the remaining property of a corporation on dissolution. Under the BVI Act, members are entitled to the surplus assets of a corporation on liquidation, subject to the rights attached to those shares as set out in the memorandum.

Borrowing Powers

Unless the articles, bylaws or a unanimous shareholders agreement relating to a corporation otherwise provide, the Alberta Act provides that the directors of a corporation may, without authorization of the shareholders, (a) borrow money on the credit of the corporation, (b) issue, reissue, sell or pledge debt obligations of the corporation, (c) give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation. The articles and by-laws of the Corporation do not restrict these powers of the directors, nor is the Corporation subject to a unanimous shareholders agreement.

Under the BVI Act directors have similar powers, unless provided otherwise in the memorandum or articles of association. The Corporation's Memorandum and Articles will not restrict such powers and the Corporation will not be subject to a unanimous shareholders agreement upon Continuance.

Required Approval

The Continuance is subject to the approval of the shareholders of the Corporation.

In order to become effective, the Continuance Resolution must be approved by a majority of not less than two-thirds of the votes cast by shareholders of the Corporation at the Meeting. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Continuance Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUANCE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Continuance Resolution does not receive the requisite shareholder approval, the Corporation will not proceed with the Continuance and will remain a corporation under the Alberta Act. Also, the applicable condition set out in the Pre-Merger Agreement will not be satisfied and CIC will have the right to terminate the Merger. It should be further noted that if holders of Common Shares representing in excess of 5% of the number of Common Shares issued and outstanding prior to the Meeting will have exercised any applicable rights of dissent with respect to the Continuance, CIC will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no material assets, no source of funding and no business prospects.

Rights of Dissent

Pursuant to the provisions of the Alberta Act, a shareholder is entitled to dissent and be paid the "fair value" of such shareholder's Common Shares if such shareholder objects to the Continuance Resolution and the Continuance Resolution becomes effective. The procedure to be followed by a shareholder who intends to dissent (a "**Dissenting Shareholder**") from the special resolution (the "**Special Resolution**") approving the Continuance and who wishes to require the Corporation to acquire the Dissenting Shareholder's common shares and pay the fair value thereof, determined as of the close of business on the last business day before the day on which the Special Resolution is adopted, is set forth in section 191 of the Alberta Act.

Section 191 provides that a Dissenting Shareholder may only make a claim under section 191 with respect to all the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. One consequence of this provision is that a Dissenting Shareholder may only

exercise the right to dissent under section 191 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited ("**CDS**")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 191 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A Dissenting Shareholder who wishes to invoke the provisions of section 191 of the Alberta Act must send a written objection to the Special Resolution to the Corporation at its registered office at 120 Adelaide Street West, Suite 2500 Toronto, Ontario, Canada, Attention: President, at or before the Meeting ("**a dissent notice**") unless the Corporation did not give notice to the shareholder of the purpose of the meeting and of his or her right to dissent. The Alberta Act does not provide, and the Corporation will not assume, that a vote against the Special Resolution approving the Continuance constitutes a dissent notice. An application by the Corporation, or by a Dissenting Shareholder if he has sent a dissent notice as described above, may be made to the Alberta Court by originating notice, after the adoption of the Special Resolution approving the Continuance, to fix the fair value of the shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last business day before the date on which the Special Resolution was adopted. If an application is made to the Alberta Court, the Corporation shall, unless the Alberta Court otherwise orders, send to each Dissenting Shareholder, at least ten days before the date on which the application is returnable if the Corporation is the applicant or within ten days after the Corporation is served with a copy of the originating notice if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the Board of Directors of the Corporation to be the fair value of the shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

Upon the occurrence of the earliest of: (i) the Continuance becoming effective; (ii) the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation for the Dissenting Shareholder's shares; or (iii) a pronouncement of the Alberta Court fixing the fair value of the shares, a Dissenting Shareholder ceases to have any rights as a shareholder of the Corporation, other than the right to be paid the fair value of such shares in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount fixed by the Alberta Court, as the case may be. Until one of these three events occurs, the Dissenting Shareholder may withdraw the dissent notice or the Corporation may rescind the Special Resolution and in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the Alberta Act to have their shares appraised or to receive the fair value thereof.

The foregoing is a summary only of the rights of dissenting shareholders and is qualified in its entirety by the provisions of Section 191 of the Alberta Act as set out in Appendix I to this Management Information Circular. The provisions of Section 191 of the Alberta Act are technical and complex. The Corporation is not required to notify, and the Corporation will not notify, shareholders of the time periods within which action must be taken in order for a shareholder to perfect the shareholder's dissent rights. It is recommended that any shareholder desiring to exercise a right to dissent should seek legal advice as failure to comply strictly with the provisions of the Alberta Act may prejudice any such rights.

SPECIAL BUSINESS OF THE CORPORATION – MERGER

Conditional on the Continuance Resolution being approved, at the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a

resolution as set forth in Appendix B to this Management Information Circular (the "**Merger Resolution**"), approving the consolidation of the Corporation and CIC (resulting in "Coal Investment Corp." ("**MergeCo**")) under the BVI Act (the "**Merger**") in accordance with the terms of a pre-merger agreement entered into between the Corporation and CIC on January 4, 2006 (the "**Pre-Merger Agreement**").

Background

The management of the Corporation has been reviewing the options available to the Corporation, including the sale of the Corporation to a third party, in light of the lack of further funding available to the Corporation. In order to be more systematic in the identification of new business opportunities, management of the Corporation determined that it was prudent to concentrate on a particular sector. To this end, management of the Corporation determined to seek business opportunities in the resource sector. Management of the Corporation believes that the resource sector offers sound opportunities for a junior public company seeking to reactivate. Canadian capital markets are receptive to resource enterprises and commodity prices have improved over the last several years.

Following its initial negotiations with CIC, the Board of Directors approved in principle the proposed consolidation pursuant to which the Corporation agreed to merge with CIC conditional upon, among other things, receipt of all necessary regulatory and shareholder approvals.

On January 4, 2006, following approval by the Board of Directors and the board of directors of CIC of the entering into of the Pre-Merger Agreement, a press release was issued announcing the proposed Merger. See "Special Business of the Corporation – Merger – Pre-Merger Agreement".

Reasons for the Merger

Management of the Corporation believes that the Merger is fair to the shareholders of the Corporation for the following reasons:

(a) The Corporation currently has no material assets, no source of funding and no prospects.

(b) The Merger is currently the best alternative among the opportunities for the Corporation to achieve value for its shareholders and commence operations.

(c) It is unlikely that the Corporation will be able to obtain any type of additional financing without an active business.

(d) The board of directors of the Corporation believes that the exchange of the Common Shares for common shares of MergeCo ("**MergeCo Common Shares**") at the Ophir Ratio (as defined below) represents fair value for the Common Shares and that the Merger is fair to shareholders of the Corporation from a financial point of view.

(e) Management wants to take advantage of the current favourable state of the equity markets with respect to junior mineral exploration and development companies.

(f) It is believed that the Merger will provide an opportunity for the revival of the business of the Corporation to become actively involved in the mineral exploration industry and provide access to additional funding and potential liquidity to shareholders.

Principal Consequences of Merger

The principal consequences of the Merger may be summarized as follows:

(a) The Corporation and CIC will complete a consolidation under the BVI Act and the name of the consolidated company will be "Coal Investment Corp.", or such other name as may be approved

by the board of directors of the Corporation and the board of directors of CIC and is acceptable to applicable regulatory authorities.

(b) The registered office of MergeCo will be situated at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c) MergeCo will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value.

(d) No fractional MergeCo Common Shares or warrants or options to purchase fractional MergeCo Common Shares will be issued. Holders of Common Shares and common shares of CIC ("**CIC Common Shares**") otherwise entitled to receive fractional MergeCo Common Shares or warrants or options to purchase fractional MergeCo Common Shares will instead receive MergeCo Common Shares or warrants or options to purchase MergeCo Common Shares rounded up to the nearest whole number.

(e) The form of Articles of Consolidation and the memorandum and articles of association of MergeCo will, subject to any necessary changes, contain substantially the same provisions as the memorandum and articles of association of CIC and are attached as Appendix F to this Management Information Circular.

(f) The auditors of MergeCo will be KPMG Inc., Johannesburg, South Africa (currently the auditors of CIC) and the transfer agent and registrar for the MergeCo Common Shares will be Computershare Investor Services Inc. at its offices in Toronto (Ontario), Canada.

(g) The Board of Directors of MergeCo will consist of not less than three and not more than fifteen directors, with the number of directors of MergeCo being set at nine initially. The first directors of MergeCo will be Sandra Cowan, Francis Crothers, Mandla Gantsho, Reuel Jethro Khoza, Gregory Kinross, Deenadayalen Konar, Blackie Marole, Elvidge Mhlauli and Warren Newfield. Reuel Jethro Khoza and Warren Newfield will initially serve as Co-Chairs of the Board of Directors. Senior management of MergeCo will include: Gregory Kinross as Chief Executive Officer, Sue Myburgh as Chief Financial Officer and Francois Badenhorst as Chief Operating Officer. The founder of Meepong Investments (Proprietary) Limited ("**Meepong Investments**"), Solomon Tlhapane, will be appointed as Honourary President (non-management) of MergeCo. See "Management of MergeCo" in "Appendix H – MergeCo Information Brochure" attached to this Management Information Circular.

(h) The property and assets of each of the Corporation and CIC will become the property and assets of MergeCo and MergeCo will be liable for all of the liabilities and obligations of each of the Corporation and CIC.

(i) The Merger will be accounted for as a reverse take-over transaction of the Corporation by CIC.

If the conditions to the Merger are satisfied, it is proposed that the Plan of Consolidation and Articles of Consolidation will be executed by the Corporation and CIC, and the Articles of Consolidation will be filed, in or about March 2006 in substantially the form set forth in Appendices E and F to this Management Information Circular, respectively.

Pre-Merger Agreement

Overview

The Pre-Merger Agreement contains certain customary representations and warranties of each of the Corporation and CIC relating to, among other things, their respective organization, capitalization, options to acquire securities, ownership of subsidiaries, financial statements, litigation, compliance with necessary regulatory or governmental

authorities and other matters, including their authority to enter into the Pre-Merger Agreement and to consummate the Merger.

Under the Pre-Merger Agreement, each of the Corporation and CIC covenant, among other things, that until the Merger is completed, it will (and CIC will cause Meepong Resources (Proprietary) Limited ("**Meepong**"), a wholly-owned subsidiary of CIC to) carry on business in the ordinary course, to refrain from entering into any transaction or incurring any obligation, indebtedness or liability out of the ordinary course, and from making changes to its capital structure or from distributing any dividends, other than as contemplated by the Pre-Merger Agreement.

Conditions

The Pre-Merger Agreement provides that the respective obligations of the Corporation and CIC to complete the Merger are subject to a number of conditions.

The material conditions in favour of CIC include: (i) the Merger will have been approved by the holders of Common Shares and the holders of CIC Common Shares entitled to vote thereon; (ii) holders of Common Shares representing in excess of 5% of the number of Common Shares issued and outstanding prior to the Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Merger; (iii) all of the consents and approvals required for the completion of the Merger will have been obtained; (iv) the termination of all agreements to which the Corporation is a party to or otherwise bound will have been completed; (v) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of the Corporation; (vi) the Corporation will have no material assets other than cash in the amount of at least $10,000 and no liabilities other than liabilities approved by CIC at the time of the Merger; (vii) the officers and directors of the Corporation shall have resigned and executed full and final releases in favour of the Corporation; (viii) the Toronto Stock Exchange ("**TSX**") will have conditionally approved the listing of the MergeCo Common Shares including such shares issuable under the Share Option Plan, subject only to the customary listing requirements of such exchange; and (ix) the completion of the Continuance.

The material conditions in favour of the Corporation include: (i) the Merger will have been approved by the holders of Common Shares and the holders of CIC Common Shares entitled to vote thereon; (ii) all of the consents and approvals required for the completion of the Merger will have been obtained; (iii) CIC shall, directly or indirectly, own at least a 51% interest in Meepong, the holder of prospecting licence no. 11/2004 issued by the Government of the Republic of Botswana; and (iv) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of CIC.

Calculation of Exchange Ratios

Subject to adjustment as described below, upon the Merger:

(a) all outstanding Common Shares will be converted into MergeCo Common Shares on the basis that each Common Share will be converted into one (1) MergeCo Common Share (the "**Ophir Ratio**");

(b) all outstanding CIC Common Shares will be converted into MergeCo Common Shares on the basis that each CIC Common Share will be converted into one (1) MergeCo Common Share (the "**CIC Ratio**");

(c) each currently outstanding warrant of CIC (a "**CIC Warrant**") will be converted into one purchase warrant of MergeCo entitling the holder thereof to purchase one MergeCo Common Share at an exercise price of US$1.75 expiring on the date that is 36 months from the day that the MergeCo Common Shares commence trading on the TSX or the Alternative Investment Market of the London Stock Exchange, whichever occurs first;

(d) each currently outstanding compensation warrant of CIC (a "**CIC Compensation Warrant**") will be converted into one compensation warrant of MergeCo entitling the holder thereof to acquire,

upon exercise, one MergeCo Common Share. Each compensation warrant of MergeCo will expire on the second anniversary of the date of issuance of the CIC Compensation Warrants (in July 2005) and will be exercisable at a price of US$1.00; and

(e) each warrant or option to purchase one (1) CIC Common Share issued after the date of the Pre-Merger Agreement will be converted into one (1) warrant or option of MergeCo entitling the holder thereof to purchase one (1) MergeCo Common Share at the same exercise price and expiring on the same date as provided for in such warrant or option to purchase CIC Common Shares.

No fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will be issued on the Merger. Persons otherwise entitled to receive fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will instead receive MergeCo Common Shares or warrants to purchase MergeCo Common Shares rounded up to the nearest whole number.

Prior to the completion of the Merger, CIC intends to undertake one or more private placement financings (collectively, the "**Private Placement**") consisting of CIC Common Shares and possibly CIC Common Share purchase warrants. Prior to giving effect to the Private Placement, shareholders of the Corporation would receive 1,001,401 MergeCo Common Shares, representing approximately 3.4% of the outstanding MergeCo Common Shares, and shareholders of CIC would receive 28,031,250 MergeCo Common Shares, representing approximately 96.6% of the outstanding MergeCo Common Shares. In the event that the Private Placement is completed, the proportion of MergeCo that will be received by shareholders of the Corporation will be reduced. Depending on the gross proceeds of the Private Placement and the issue price of the securities offered thereunder, shareholders of the Corporation may sustain significant dilution.

Transaction Mechanics

The Pre-Merger Agreement provides that if the Merger is approved at the Meeting, as soon as reasonably practicable thereafter and subject to the fulfillment or the waiver of each of the conditions to closing set out in the Pre-Merger Agreement, the Corporation and CIC will:

(a) execute and deliver the Articles of Consolidation and jointly file or cause to be filed the Articles of Consolidation to give effect to the Merger (the "**Effective Date**"); and

(b) close the Merger on or about March 15, 2006.

Pursuant to the terms of the Pre-Merger Agreement, on the Effective Date, by filing the Articles of Consolidation, and upon the issuance by the Registrar of a Certificate of Consolidation, the Corporation and CIC will consolidate to form MergeCo on the basis described under "Principal Consequences of the Merger" and "Calculation of Exchange Ratios".

Non-Solicitation

Pursuant to the Pre-Merger Agreement, each of the Corporation and CIC agree that it shall not, directly or indirectly, solicit, initiate, assist or encourage enquiries, submissions or proposals or offers from any other person, entity or group relating to, or facilitate or encourage any effort or attempt involving:

(a) the acquisition or disposition of all or any substantial part of the issued and outstanding shares of CIC (other than as contemplated therein) or Common Shares;

(b) the direct or indirect acquisition of any material part of the assets of CIC or the Corporation, as applicable; and

(c) an amalgamation, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving CIC or the Corporation, as applicable,

(each, an "**Extraordinary Business Combination**").

Each of the parties further agree that it will not participate in any discussions or negotiations regarding, or (except as required by law) furnish to any other person, entity or group, any information with respect to, or otherwise co-operate in any way with, or assist, participate in, facilitate or encourage any effort or attempt to enter into any commitment or agreement respecting, any Extraordinary Business Combination.

Termination

It is anticipated that the Merger will be closed on or about March 15, 2006. In the event that the Merger does not close on or before May 31, 2006, CIC or the Corporation will have the right to terminate the Pre-Merger Agreement upon written notice to the other party, in which event the parties will be released from all of the respective obligations thereunder.

Information Concerning CIC and MergeCo

CIC

For additional information concerning CIC, including its corporate structure, business, management and its audited consolidated financial statements for the period from incorporation (March 10, 2005) to November 30, 2005 as well as audited financial statements of CIC's wholly-owned subsidiary, Meepong, for the period from incorporation (January 19, 2004) to November 30, 2005 see "Appendix G – Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

MergeCo

For additional information concerning MergeCo, including its corporate structure, business, management and its pro forma consolidated financial statements dated December 31, 2005, see "Appendix H – MergeCo Information Brochure" attached to this Management Information Circular.

Other Considerations

Canadian Federal Income Tax Considerations for Holders of Common Shares

In the opinion of Macleod Dixon LLP, the following is a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (the "**Tax Act**") generally applicable in respect of the Continuance and the Merger to a holder of Common Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Common Shares and MergeCo Common Shares as capital property, deals at arm's length with each of the Corporation and MergeCo, is not affiliated with either the Corporation or MergeCo and to whom neither the Corporation nor MergeCo is a foreign affiliate. This summary is not applicable to a holder which is a "financial institution" as defined in section 142.2 of the Tax Act nor to a holder an interest in which is a tax shelter investment.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") publicly available prior to the date of this Management Information Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that each of the Corporation and CIC will not be at the time of the Merger, a resident of Canada for the purposes of the Tax Act and that MergeCo will not be a resident of Canada for the purposes of the Tax Act at any relevant time.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Common Shares should consult their own tax advisers to determine the tax consequences to them of the Merger.

The Continuance

Provided that the Corporation has no material assets, the Continuance of the Corporation from the Province of Alberta to the British Virgin Islands should not give rise to any material tax becoming payable by the Corporation or a holder of Common Shares (other than a holder who exercises the dissent rights described under the heading "Special Business of the Corporation – Continuance – Rights of Dissent").

The Merger

A holder of Common Shares who disposes of Common Shares on the Merger in exchange for MergeCo Common Shares will generally be deemed to have disposed of the Common Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Merger, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. Such a holder of Common Shares will generally be deemed to have acquired the MergeCo Common Shares at a cost equal to the adjusted cost base to the holder immediately before the Merger of the Common Shares.

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under the headings "Special Business of the Corporation – Merger – Rights of Dissent" and "Special Business of the Corporation – Continuance – Rights of Dissent". A shareholder who dissents from the Continuance or the Merger, and thereby becomes entitled to a cash payment that is ultimately paid by MergeCo should generally be considered to have realized a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition of the Common Shares (which will be equal to the amount of the cash payment less any portion that is in respect of interest) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Common Shares and any reasonable costs of disposition. Any amount in respect of interest received by a dissenting shareholder will be included in such dissenting shareholder's income in accordance with the provisions of the Tax Act.

The date of disposition of shares disposed of by reason of a shareholder exercising such shareholder's dissent rights is unclear and dissenting shareholders should consult their tax advisers in this regard.

Dividends on MergeCo Common Shares

Dividends received or deemed to have been received by a holder of MergeCo Common Shares will be included in computing the shareholder's income. In the case of an individual shareholder, such dividends will not be eligible for the gross-up and dividend tax credit treatment normally applicable to dividends received from taxable Canadian corporations and in the case of a corporate holder such dividends will not be deductible in computing taxable income. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Disposition of MergeCo Common Shares

On the disposition or deemed disposition of MergeCo Common Shares, a holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the holder's adjusted cost base of the MergeCo Common Shares.

Capital Gains and Capital Losses

Generally, only one-half of any capital gain (a "**taxable capital gain**") is required to be included in the holder's income in the taxation year of disposition, and one-half of any capital loss (an "**allowable capital loss**") may be

deducted against taxable capital gains realized in the taxation year of disposition. Allowable capital losses that cannot be deducted from taxable capital gains in the year of disposition can generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and in the circumstances set out in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Foreign Property Information Reporting

A holder of MergeCo Common Shares that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including MergeCo Common Shares at any time in a taxation year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of MergeCo Common Shares should consult their own advisors regarding the reporting obligations under these rules.

Foreign Investment Entity Draft Legislation

On July 18, 2005, the Minister of Finance released revised draft legislation (the "**proposed rules**") relating to the income tax treatment of investments by Canadian residents in foreign investment entities ("**FIEs**"). In general terms, the draft legislation applies to a participating interest in a FIE, other than an exempt interest. The MergeCo Common Shares will generally not be an exempt interest.

The proposed rules will not apply unless MergeCo is an FIE. If MergeCo is an FIE, a Canadian resident shareholder would be required to take into account in computing income, on an annual basis, an amount based on a prescribed rate of return on the "designated cost" of the MergeCo Common Shares held by the Canadian resident. Alternatively, if certain conditions are met and the Canadian resident so elects, the Canadian resident would be required to take into account in computing income either (i) any increase (or decrease) in the value of the MergeCo Common Shares during each taxation year (subject to a special rule providing for deemed capital gains treatment), or (ii) the Canadian resident's relevant share of the underlying income of MergeCo, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

No determination has been made as to whether or not MergeCo will be an FIE and Canadian residents are urged to consult their own tax advisors in this regard.

Qualified Investments for Certain Tax Exempt Entities

Provided that the MergeCo Common Shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and Tier I and Tier 2 of the TSX Venture Exchange), the MergeCo Common Shares will, while so listed, be qualified investments under the Tax Act for trusts governed by registered retirement saving plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. The Common Shares of the Corporation are not qualified investments for such trusts.

Resale of MergeCo Common Shares

The issuance of MergeCo Common Shares pursuant to the Merger to holders of Common Shares resident in each of the provinces and territories of Canada is exempt from the prospectus and registration requirements of the securities laws of those provinces and territories.

If the Merger is completed, holders of Common Shares and CIC Common Shares resident in each of the provinces and territories of Canada will receive MergeCo Common Shares pursuant to the Merger which may be resold free of prospectus requirements and statutory hold periods of the securities laws of those provinces and territories, (subject to compliance with the provisions thereof governing resales of securities received pursuant to a business

combination). Any person, company or a combination of persons or companies holding a sufficient number of MergeCo Common Shares to affect materially the control of MergeCo will nevertheless be restricted in reselling MergeCo Common Shares received pursuant to the Merger. Shareholders of the Corporation resident outside of these jurisdictions should consult with their own adviser with respect to any resale of MergeCo Common Shares received pursuant to the Merger.

Notwithstanding the foregoing, certain MergeCo shareholders will be subject to the terms of an escrow agreement. See "Escrowed Securities" in "Appendix H - MergeCo Information Brochure" attached to this Management Information Circular.

Procedure for Exchange of Share Certificates by Shareholders

The details of the procedures for the deposit of share certificates representing Common Shares, and the delivery by Equity Transfer Services Inc. (the "**Exchange Agent**") of new share certificates representing MergeCo Common Shares are set out in the Letter of Transmittal accompanying this Management Information Circular. Shareholders who have not received a Letter of Transmittal should contact the Corporation.

Upon receipt by the Exchange Agent of shareholders' properly completed Letters of Transmittal, together with their share certificates, the Exchange Agent will forward to the shareholders, on or as soon as practicable after the Effective Date, share certificates representing the MergeCo Common Shares to which they are entitled. Once shareholders surrender their share certificates, they will not be entitled to sell the securities to which those certificates relate.

No certificates representing fractional MergeCo Common Shares will be issued. Persons otherwise entitled to receive fractional MergeCo Common Shares will instead receive MergeCo Common Shares rounded up to the nearest whole number.

Shareholders who forward properly completed Letters of Transmittal, together with their share certificates, prior to the Effective Date will be forwarded the share certificates to which they are entitled as soon as practicable after the Effective Date. The Exchange Agent will forward to shareholders who after the Effective Date deposit their properly completed Letters of Transmittal, together with their share certificates, the share certificates to which they are entitled as soon as practicable following receipt thereof by the Exchange Agent.

If the Merger is not completed, all transmitted share certificates will be returned forthwith to the shareholders entitled thereto, without charge. It is recommended that shareholders complete and return their Letters of Transmittal to the Exchange Agent as soon as possible before the Meeting but in any event prior to the Effective Date. All share certificates deposited with the Exchange Agent may be withdrawn at any time prior to the Effective Date.

Any use of the mail to transmit a share certificate representing Common Shares, and a related Letter of Transmittal is at the risk of the shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Where a share certificate representing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact the Corporation regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by the Corporation in connection with the issuance of a replacement certificate.

Required Approval

The Merger is subject to the approval of the shareholders of the Corporation.

In order to become effective, the Merger Resolution must be approved by at least a majority of the votes cast by shareholders of the Corporation at the Meeting. **The Board of Directors recommends that shareholders of the Corporation vote in favour of the Merger Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE MERGER RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event the Merger Resolution does not receive the requisite shareholder approval, the Corporation will not proceed with the Merger. It should be further noted that if holders of Common Shares representing in excess of 5% of the number of Common Shares issued and outstanding prior to the Meeting will have exercised any applicable rights of dissent with respect to the Merger, CIC will have the right to terminate the Merger. If the Merger is not completed, the Corporation will have no material assets, no source of funding and no business prospects.

Rights of Dissent

The following summary of the rights of dissenting shareholders is qualified in its entirety by the provisions of the BVI Act. The text of Section 179 of the BVI Act is set out in full as Appendix J to this Management Information Circular. Any shareholder wishing to avail himself of his, her or its rights to dissent provided by Section 179 of the BVI Act should seek their own legal advice, as failure to comply strictly with the provisions of Section 179 of the BVI Act may prejudice such shareholder's right of dissent.

Under the BVI Act a shareholder can invoke the right to receive payment of the fair value of their shares if they dissent, under Section 179(1)(a) of the BVI Act, from a proposal by the Corporation to consolidate pursuant to the Merger.

Any shareholder wishing to dissent, and obtain payment in cash of the fair value of his shares, must adhere to the following procedure:

(a) The dissenting shareholder must give written notice to the company before the meeting of members at which the Merger is submitted to a vote, or at the meeting but before the vote, that they object to the proposal and that they propose to demand payment for their shares if the proposal is approved.

(b) Within 20 days immediately following the date on which shareholders approve the Merger, the company shall give written notice to the dissenting shareholder(s) that the proposal was approved.

(C) Within 20 days of the date of the notice referred to above, the dissenting shareholder(s) must give to the company, written notice of their decision to dissent, such notice to state their name and address, the number and class of share in respect of which they dissent and a demand for payment of fair value of their shares.

A shareholder who dissents shall do so in respect of all shares that he holds in the Corporation.

Once notice is given, a dissenting shareholder ceases to have any rights as a shareholder of the company except the right to be paid the fair value of their shares.

Within 7 days immediately following the date of expiration of the period within which a dissenting shareholder may give his notice of election to dissent, or within 7 days immediately following the date on which the Merger takes effect (i.e. after registration of the consolidation with the Registrar of Companies in the British Virgin Islands) whichever is later, MergeCo, must make a written offer to each dissenting shareholder for the purchase of their shares at a specified price which MergeCo determines to be their fair value. If MergeCo and the dissenting shareholder can agree a price within 30 days of the date on which MergeCo makes their offer, MergeCo must pay the price to the shareholder in exchange for the surrender by the shareholder of their share certificate. In the event

that the parties fail, within the period of 30 days, to agree on price, then within 20 days of such 30-day period, MergeCo and the shareholder must both appoint an appraiser. Those two appraisers will then appoint a third appraiser. The appraisers together will then fix a fair value for the shares using the following benchmark:

(i) the value is fixed as at the close of business on the day prior to the date on which the vote of shareholders authorising the Merger was taken, excluding any appreciation or depreciation directly or indirectly induced by the Merger or its proposal; and

(ii) that value is binding on MergeCo and the dissenting shareholders for all purposes.

MergeCo shall pay to the dissenting shareholder the amount representing the appraised fair value in money upon the surrender by him of certificates representing his shares.

The foregoing is a summary only of the rights of Dissenting Shareholders and is qualified in its entirety by the provisions of Section 179 of the BVI Act as set out in Appendix J to this Management Information Circular. The provisions of Section 179 of the BVI Act are technical and complex. Any shareholder desiring to exercise a right of dissent should seek legal advice since failure to comply strictly with the provisions of the BVI Act may prejudice that right.

SPECIAL BUSINESS OF THE CORPORATION – SHARE OPTION PLAN

Conditional on the Merger being approved at the Meeting, or any adjournment thereof, shareholders of the Corporation will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix C to this Management Information Circular (the "**Share Option Plan Resolution**"), adopting the proposed share option plan of MergeCo (the "**Share Option Plan**").

Overview of Share Option Plan

The purpose of the Share Option Plan is to develop and increase the interest of certain Eligible Participants (as defined below) in the growth and development of MergeCo by providing them with the opportunity to acquire a proprietary interest in MergeCo through the grant of options to purchase MergeCo Common Shares.

Options shall be granted to Eligible Participants or to any registered savings plan established for the sole benefit of an Eligible Participant or any company which, during the currency of an option, is wholly-owned by an Eligible Participant. The term "**Eligible Participant**" includes directors, senior officers and employees of MergeCo or an Affiliated Entity (as defined below), any person engaged to provide services under a written contract for an initial, renewable or extended period of twelve months or more (a "**Consultant**"), other than services provided in relation to a distribution of securities, who spends or will spend a significant amount of time on the business and affairs of MergeCo and who is knowledgeable about the business and affairs of MergeCo, and any person or company engaged to provide services that include investor relations activities in relating to MergeCo (an "**Investor Relations Consultant**"). An "**Affiliated Entity**" means a person or company that is controlled by MergeCo.

The Share Option Plan will be administered by the board of directors of MergeCo or, in the board of directors' discretion, by a committee appointed by the board of directors for that purpose.

Subject to the provisions of the Share Option Plan, the aggregate number of MergeCo Common Shares which may be issued under the Share Option Plan shall not exceed 10% of the aggregate number of MergeCo Common Shares issued and outstanding (calculated on a non-diluted basis) from time to time. Any option granted under the Share Option Plan which has been exercised shall again be available for subsequent grant under the Share Option Plan, effectively resulting in a re-loading of the number of MergeCo Common Shares available for grants under the Share Option Plan. Any MergeCo Common Shares subject to an option granted under the Share Option Plan which for any reason is surrendered, cancelled or terminated or expires without having been exercised shall again be available for subsequent grant under the Share Option Plan.

The purchase price (the "**Price**") per MergeCo Common Share subject to each option shall be determined by the board of directors or committee, as applicable. The Price shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the MergeCo Common Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the MergeCo Common Shares have not traded on the TSX or another stock exchange for an extended period of time, the "market price" will be the fair market value of the shares at the time of grant, as determined by the board of directors or committee. The board of directors or committee may determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Participant.

Options shall not be granted for a term exceeding ten years (the "**Option Period**"). Options may be exercised by an Eligible Participant in whole at any time, or in part from time to time, during the Option Period, subject to the provisions of the Share Option Plan. Options granted under the Share Option Plan may not be assigned or otherwise transferred by a participant other than pursuant to a will or by the laws of descent and distribution. Options granted under the Share Option Plan may vest at the discretion of the board of directors of MergeCo or committee, as applicable.

The directors of MergeCo or committee, as applicable, may from time to time amend or terminate the Share Option Plan subject to pre-clearance with the TSX and compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of MergeCo.

In the event of the death of a participant prior to an option's expiry date, the option may be exercised by the legal representatives of such participant at any time up to and including the date which is the first anniversary of the date of death of such participant or the expiry date of such option, whichever is the earlier, after which the option shall in all respects cease and terminate. In the event (a) a participant resigns as an employee or senior officer of MergeCo or an Affiliated Entity, (b) a participant resigns or is removed as a member of the board of directors of MergeCo or an Affiliated Entity other than due to death, (c) a participant is discharged as an employee or senior officer of MergeCo or an Affiliated Entity by reason of a wilful and substantial breach of such participant's employment duties, or (d) of the termination of the agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant by either party thereto, all options granted to such participant under the Share Option Plan which are then outstanding (whether vested or unvested) shall cease and terminate in accordance with the provisions of the Share Option Plan. In the event of a termination of employment or engagement of a participant (including the expiry of an agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant) other than in the event of death or in the circumstances referred to in (a), (b), (c) or (d) set out above, such participant may exercise each option then held by such participant under the Share Option Plan at any time up to and including the 90th day (or such later date as the board of directors or committee in its sole discretion may determine) following the effective date upon which the participant ceases to be an Eligible Participant or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate.

Required Approval

The Share Option Plan is subject to the approval of the shareholders of the Corporation and CIC.

In order to become effective, the Share Option Plan Resolution must be approved by at least a majority of the votes cast by shareholders of the Corporation at the Meeting.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SHARE OPTION PLAN RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Share Option Plan Resolution does not receive the requisite shareholder approval, MergeCo will not proceed with the adoption of the Share Option Plan.

DIRECTORS AND OFFICERS

The following table sets forth the names and jurisdictions of residence of the directors of the Corporation, the offices of the Corporation, if any, held by them, their principal occupations (for the past five years if not previously a director) and the number of shares of the Corporation beneficially owned or over which control or direction is exercised.

Name and Municipality of Residence	**Office or Position Held**	**Director/ Officer Since**	**Principal Occupation** (2)	**Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised (% of Issued and Outstanding Shares)**
Dennis H. Peterson Toronto, Ontario (1)	Director, President, Secretary and Treasurer	March 28, 2005	Solicitor, Peterson Law Professional Corporation, a law firm specializing in small cap corporate finance.	8,560 (0.8%)
Ian A. Shaw Toronto Ontario (1)	Director	March 28, 2005	Chartered Accountant and Managing Director of Shaw & Associates, a provider of financial management services.	Nil
Maria A. Bruzzese Toronto, Ontario (1)	Director	March 28, 2005	Solicitor, Peterson Law Professional Corporation, a law firm specializing in small cap corporate finance.	567,602 (56.7%)

Notes:

(1) Member of Audit Committee

(2) All of the above-noted directors and officers have held the indicated principal occupation for greater than the past five (5) years.

As at the date hereof, the current directors and officers of the Corporation own, directly or indirectly, an aggregate of 576,162 Common Shares or approximately 57.5% of the outstanding Common Shares.

No director (a) is, as at the date of this Management Information Circular, or has been, within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receive, receiver-manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Corporation has a single officer, serving as the President, Secretary and Treasurer (the "**Named Executive Officer**"). The Named Executive Officer does not receive a salary or any other compensation, and there are no plans to pay a salary or otherwise compensate the Named Executive officer. The table below sets forth information concerning the compensation of the Named Executive Officer from the date of incorporation (March 28, 2005) to December 31, 2005.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
NEO Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs (1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP (2) Payouts ($)	All Other Compen-sation ($)
Dennis H. Peterson, President	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) As the Corporation was incorporated on March 28, 2005, the Corporation has not yet completed a financial year. This table therefore relates to the period from March 28, 2005 to December 31, 2005.

(2) Long term incentive plans.

Options to Purchase Securities

The Corporation does not have a stock option plan or any other form of equity compensation plan. As such, there are no stock options outstanding as at the date of this management information circular and since the date of incorporation of the Corporation no stock options have been granted or exercised.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Named Executive Officer does not have an employment contract with the Corporation or any of its subsidiaries. The Corporation does not provide any pension, retirement plan or other such remuneration for the Named Executive Officer, nor are there any plans or arrangements to compensate such officer in the event of the termination of employment or a change in control of the Corporation.

Compensation of Directors

The directors of the Corporation receive no remuneration for serving as members of the board of directors or as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation does not have any outstanding options, warrants or rights exercisable into Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers, or their respective associates or affiliates, are or have been indebted to the Corporation or its subsidiaries since incorporation of the Corporation on March 28, 2005.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns more than 10% of the Common Shares of the Corporation, or any known associate or affiliate of such persons in any transaction since incorporation or in any proposed transaction which materially affected or would materially affect the Corporation.

MANAGEMENT CONTRACTS

Management services for the Corporation are not, to any substantial degree, performed by persons other than the Named Executive Officer.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.

CORPORATE GOVERNANCE

The Corporation believes that good corporate governance is an essential element in a well-managed company. Set out below is a description of the Company's corporate governance practices as required by National Instrument 58-101 - Disclosure of Corporate Governance Practices ("**NI 58-101**").

Mandate of the Board of Directors

The duties and responsibilities of the Board of Directors are:

- to supervise the management of the business and affairs of the Corporation; and
- to act with a view towards the best interests of the Corporation.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

- the strategic planning process of the Corporation;
- identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- a communications policy for the Corporation to facilitate communications with investors and other interested parties; and
- the integrity of the Corporation's internal control and management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual directors.

Composition of the Board of Directors

The Board of Directors, as proposed in this Management Information Circular for election at the Meeting, will consist of three (3) members, of whom the Board of Directors has determined that two (2) are independent. These two (2) directors are Ian A. Shaw and Maria A. Bruzzese.

Meetings of the Board of Directors

The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. In fiscal 2005, the Board of Directors met four (4) times.

Independence of the Board of Directors

To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

- members of management on the Board of Directors is limited to a minority of the directors;
- when appropriate, members of management are not present for the discussion and determination of certain matters at meetings of the Board of Directors;
- under the by-laws of the Corporation, any director may call a meeting of the Board of Directors; and
- in addition to the standing committees of the Board of Directors, independent committees are appointed from time to time, when appropriate.

Committees of the Board of Directors

The Board of Directors has two (2) standing committees:

- the Audit Committee; and
- the Nominating and Corporate Governance Committee.

A majority the members of these committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, *ad hoc* committees of the Board of Directors are appointed by the Board of Directors.

Audit Committee

For information on the Corporation's audit committee see "Audit Committee" below.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Ian A. Shaw and Maria A. Shaw and Maria A. Bruzzese. During fiscal 2005, the Nominating and Corporate Governance met one (1) time.

The purposes of the Nominating and Corporate Governance Committee are:

- to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee); and
- to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Corporation.

In addition, the Nominating and Corporate Governance Committee perform functions of a compensation committee by making recommendations to the Board of Directors relating to the compensation of:

- the members of the Board of Directors;
- the Corporation's President; and
- Members of senior management of the Corporation.

AUDIT COMMITTEE

Overview

The Audit Committee of the Corporation's Board of Directors is principally responsible for:

a) recommending to the Corporation's Board of Directors the external auditor to be nominated for election by the Corporation's shareholders at each annual meeting and negotiating the compensation of such external auditor;

b) overseeing the work of the external auditor;

c) reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Corporation; and

d) reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Audit Committee's Charter

The Corporation's Board of Directors has adopted a Charter for the Audit Committee (the "**Charter**"), which sets out the Committee's mandate, organization, powers and responsibilities. The complete text of the Charter is attached as Appendix L to this Management Information Circular.

Composition of the Audit Committee

As the Board of Directors of the Corporation only has three members, the Audit Committee of the Board of Directors is comprised of the entire board. Ian A. Shaw is an independent member of the Board of Directors. Dennis H. Peterson, the President, Secretary and Treasurer of the Corporation, and Maria A. Bruzzese, the holder of 56.7% of the Corporation's issued and outstanding common shares, are not independent members of the Board. All of the members of the Board of Directors are financially literate. Multilateral Instrument 52-110 "Audit Committees" ("**MI 52-110**") of various Canadian securities administrators exempts the members of the Corporation's Audit Committee from being independent and financially literate since the Corporation is a "Venture Issuer" (i.e. its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S.A., or a market outside of Canada and the U.S.A.).

Name of Member	**Independent** (1)	**Financially Literate** (2)
Dennis H. Peterson	No	Yes
Ian A. Shaw	Yes	Yes
Maria A. Bruzzese	No	Yes

Notes:

(1) To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Corporation. A "material relationship" is a relationship which could, in the view of the Board of Directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment.

(2) To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's Board of Directors.

Reliance on Certain Exemptions

Since incorporation of the Corporation on March 28, 2005, the Corporation has not relied on the exemption in Section 2.4 (De Minimus Non-Audit Services) of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section III.B "Powers and Responsibilities-Performance & Completion by Auditor of its Work" of the Charter.

External Auditor Service Fees (By Category)

As the Corporation was incorporated on March 28, 2005, the Corporation has not yet completed a financial year and, accordingly, there are no external auditor fees on which to report during prior fiscal periods. The following table therefore discloses the fees billed to the Corporation by its external auditor during the period from March 28, 2005 up to and including the date of this Management Information Circular.

Financial Period Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2005	$7,700	$Nil	$2,800	$Nil

Notes:

(1) The aggregate fees billed for audit services.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.
(3) The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4) The aggregate fees billed for professional services other than those listed in the other columns.

Exemption

Since the Corporation is a Venture Issuer (i.e. its securities are not listed or quoted on any of the Toronto Stock Exchange, a market in the U.S.A., or a market outside of Canada and the U.S.A.), it is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110.

SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares. At the date hereof, the Corporation has outstanding 1,001,401 Common Shares all of which were issued within the last 12 months. On June 29, 2005, the Corporation issued 42,570,065 Common Shares at a deemed issue price of approximately $0.001 per share pursuant to the reorganization of Authentex in consideration for all of the assets of Authentex, consisting only of its cash on hand of approximately $50,000 and no liabilities. On November 3, 2005, the Corporation issued 7,500,000 Common Shares at a price of $0.002 per share for total gross proceeds of $15,000 to arm's length subscribers pursuant to a non-brokered private placement financing. On December 2, 2005, the Corporation consolidated all of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every fifty (50) issued and outstanding pre-consolidation common shares, such that upon completion of the share consolidation shareholders of record owned 1,001,401 post-consolidation common shares in lieu of the 50,070,065 common shares which were issued and outstanding prior to the consolidation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, 2005 Sheppard Avenue East, Suite 300, Toronto, Ontario M2J 5B4, are the auditors of the Corporation, and have acted as such since incorporation. The registrar and transfer agent for the Common Shares is Equity Transfer Services Inc. at its offices in Toronto, Ontario.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting of shareholders other than as set forth in the Notice of Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Data Analysis and Retrieval ("SEDAR") at www.sedar.com. Shareholders may contact the Corporation at 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1, by mail, facsimile 416-352-5693, telephone 416-777-6772, or e-mail dhp@petelaw.com to request copies of the Corporation's financial statements and Management's Discussion and Analysis.

Financial information for the most recently completed financial year of the Corporation is provided in its comparative financial statements and Management's Discussion and Analysis, which are filed on SEDAR.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed): "*Dennis H. Peterson*"
Dennis H. Peterson – President, Treasurer and Secretary

February 1, 2006

APPROVAL AND CERTIFICATION BY THE CORPORATION

Except where otherwise indicated, information contained herein is given as of January 31, 2006.

The contents and sending of this Management Information Circular have been approved by the directors of the Corporation.

Where information contained in this Management Information Circular rests particularly within the knowledge of a person other than the Corporation, the Corporation has relied upon the information furnished by such person.

The foregoing, including the Appendices attached hereto, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The foregoing, including the Appendices attached hereto, constitutes full, true and plain disclosure of all material facts relating to the securities of the Corporation.

DATED this 1st day of February, 2006.

Consolidated Ophir Ventures Inc.

(Signed) "*Dennis H. Peterson*"
Dennis H. Peterson
President and Secretary

On Behalf of the Board of Directors of Consolidated Ophir Ventures Inc.

(Signed) "*Ian A. Shaw*"
Ian A. Shaw
Director

(Signed) "*Maria A. Bruzzese*"
Maria A. Bruzzese
Director

56

CERTIFICATION BY CIC

The foregoing, including the Appendices attached hereto, as it relates to CIC constitutes full, true and plain disclosure of all material facts relating to the securities of CIC.

DATED this 1st day of February 2006.

On Behalf of the Board of Directors of Coal Investment Corp.

(Signed) *"Warren Newfield"*	(Signed) *"Gregory S. Kinross"*
Warren Newfield	Gregory S. Kinross
Director	Director

APPENDIX A

CONTINUANCE RESOLUTION

"WHEREAS the shareholders are satisfied that the proposed continuance will not adversely affect the creditors of the Consolidated Ophir Ventures Inc. (the "**Corporation**");

NOW THEREFORE, BE IT RESOLVED THAT:

1. The continuance of the Corporation under the laws of the British Virgin Islands pursuant to the *BVI Business Companies Act, 2004*, upon the terms described in the management information circular of the Corporation dated February 1, 2006 (the "**Circular**"), is hereby approved.

2. The Memorandum and Articles of Association, in substantially the form attached as Appendix D to the Circular, are hereby approved, and the directors are authorized to make such additions or deletions to the form of Memorandum and Articles of Association as the directors may deem necessary or advisable to give effect to this resolution.

3. The application by the Corporation to the Director under the *Business Corporations Act* (Alberta) for authorization to permit such continuance and a certificate of discontinuance is hereby approved.

4. The directors are authorized to abandon the applications without further approval of the shareholders.

5. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX B

MERGER RESOLUTION

"BE IT RESOLVED THAT:

1. The consolidation of Consolidated Ophir Ventures Inc. (the "**Corporation**") and Coal Investment Corp., upon the terms and conditions described in the management information circular of the Corporation dated February 1, 2006 (the "**Circular**"), is hereby approved.

2. The Plan of Consolidation and Articles of Consolidation, in substantially the form attached as Appendix E and F, respectively, to the Circular, are hereby approved.

3. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX C

SHARE OPTION PLAN RESOLUTION

"BE IT RESOLVED THAT:

1. The Share Option Plan attached as Appendix K to the management information circular of Consolidated Ophir Ventures Inc. (the "**Corporation**") dated February 1, 2006, is hereby adopted.

2. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX D

FORM OF MEMORANDUM AND ARTICLES OF ASSOCIATION

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

CONSOLIDATED OPHIR VENTURES INC.

A COMPANY LIMITED BY SHARES

1 DEFINITIONS AND INTERPRETATION

1.1 In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

"**Act**" means the BVI Business Companies Act (No. 16 of 2004) and includes the regulations made under the Act;

"**Articles**" means the attached Articles of Association of the Company;

"**Chairman of the Board**" has the meaning specified in Regulation 13;

"**Distribution**" in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

"**Eligible Person**" means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

"**Memorandum**" means this Memorandum of Association of the Company;

"**Registrar**" means the Registrar of Corporate Affairs appointed under section 229 of the Act;

"**Resolution of Directors**" means either:

(a) a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b) a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

"**Resolution of Shareholders**" means either:

(a) a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b) a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

"**Seal**" means any seal which has been duly adopted as the common seal of the Company;

"**Securities**" means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

"**Share**" means a share issued or to be issued by the Company;

"**Shareholder**" means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

"**Treasury Share**" means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

"**written**" or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and "**in writing**" shall be construed accordingly.

1.2 In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a) a "**Regulation**" is a reference to a regulation of the Articles;

(b) a "**Clause**" is a reference to a clause of the Memorandum;

(c) voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d) the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e) the singular includes the plural and vice versa.

1.3 Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

1.4 Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

2 NAME

The name of the Company is Consolidated Ophir Ventures Inc.

3 STATUS

The Company is a company limited by shares.

4 REGISTERED OFFICE AND REGISTERED AGENT

4.1 The first registered office of the Company is at the premises of Abacus Trust and Management Services Limited, Geneva Place, 2nd Floor, #333 Waterfront Drive, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2 The first registered agent of the Company is Abacus Trust and Management Services Limited, Geneva Place, 2nd Floor, #333 Waterfront Drive, Road Town, Tortola, British Virgin Islands.

4.3 The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4 Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5 CAPACITY AND POWERS

5.1 Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

5.2 For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6 NUMBER AND CLASSES OF SHARES

6.1 The Company is authorised to issue a maximum of 100,000,000,000 common shares of no par value of a single class.

6.2 The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

7 DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

7.1 Each Share in the Company confers upon the Shareholder:

(a) the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

(b) the right to an equal share in any dividend paid by the Company; and

(c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2 The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8 VARIATION OF RIGHTS

The rights attached to Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than two thirds of the issued Shares of that class.

9 RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking *pari passu* therewith.

10 REGISTERED SHARES

10.1 The Company shall issue registered shares only.

10.2 The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

11 TRANSFER OF SHARES

11.1 Subject to these Articles the Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2 The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12 AMENDMENT OF MEMORANDUM AND ARTICLES

12.1 Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders save that Clauses 2, 4, 5, and 10 may also be amended by a Resolution of Directors.

12.2 Any amendment of the Memorandum or Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, Abacus Trust and Management Services Limited of Geneva Place, 2nd Floor, #333 Waterfront Drive, Road Town, Tortola, British Virgin Islands hereby sign this Memorandum of Association the ____ day of _____________, 2006:

Incorporator

....

Authorised Signatory
Abacus Trust and Management Services Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

CONSOLIDATED OPHIR VENTURES INC.

A COMPANY LIMITED BY SHARES

1. REGISTERED SHARES

1.1 Every Shareholder is entitled to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2 Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3 If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4 A share certificate shall be manually signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. Notwithstanding the foregoing, a fractional share certificate need not be manually signed. The Company may charge a fee for a share certificate issued in respect of a transfer. If a share certificate is issued under the Seal, the signature of the director or officer and the Seal may be facsimiles.

1.5 If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

2. SHARES

2.1 Subject to the provisions of these Articles and to any Resolution of Shareholders shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2 Section 46 of the Act (*Pre-emptive rights*) does not apply to the Company.

2.3 Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a Resolution of Directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

2.4 No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a) the amount to be credited for the issue of the Shares;

(b) their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c) that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5 The Company shall keep a register (the "**register of members**") containing:

(a) the names and addresses of the Eligible Persons who hold Shares;

(b) the number of each class and series of Shares held by each Shareholder;

(c) the date on which the name of each Shareholder was entered in the register of members; and

(d) the date on which any Eligible Person ceased to be a Shareholder.

2.6 The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.7 A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2.8 No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable.

3. REDEMPTION OF SHARES AND TREASURY SHARES

3.1 The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2 The Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3 Sections 60 (*Process for acquisition of own shares*), 61 (*Offer to one or more shareholders*) and 62 (*Shares redeemed otherwise than at the option of company*) of the Act shall not apply to the Company.

3.4 Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

17

3.5 All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6 Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

3.7 Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4. MORTGAGES AND CHARGES OF SHARES

4.1 Shareholders may mortgage or charge their Shares.

4.2 There shall be entered in the register of members at the written request of the Shareholder:

(a) a statement that the Shares held by him are mortgaged or charged;

(b) the name of the mortgagee or chargee; and

(c) the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3 Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a) with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4 Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a) no transfer of any Share the subject of those particulars shall be effected;

(b) the Company may not purchase, redeem or otherwise acquire any such Share; and

(c) no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5. TRANSFER AND TRANSMISSION OF SHARES

5.1 Shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the

Stock Exchange Medallion Program (SEMP) of a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (Member of these programs are usually members of a recognized stock exchange in Canada and the United States, member of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

5.2 The transfer of a Share is effective when the name of the transferee is entered on the register of members.

5.3 If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a) to accept such evidence of the transfer of Shares as they consider appropriate; and

(b) that the transferee's name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

5.4 Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

5.5 Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a Share in the Company enter in the share register the name of the transferee of the Share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

5.6 The executor or administrator of a deceased Shareholder, the guardian of an incompetent Shareholder or the trustee of a bankrupt Shareholder shall be the only person recognized by the Company as having any title to his Share but they shall not be entitled to exercise any rights as a Shareholder of the Company until they have proceeded as set forth in the next following three Regulations.

5.7 The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased Shareholder or of the appointment of a guard an of an incompetent Shareholder or the trustee of a bankrupt Shareholder shall be accepted by the Company even if the deceased, incompetent or bankrupt Shareholder is domiciled outside the British Virgin Islands if the document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

5.8 Any person becoming entitled by operation of law or otherwise to a Share or Shares in consequence of the death, incompetence or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a Shareholder shall for all purposes be deemed to be a transfer of Shares of the deceased, incompetent or bankrupt Shareholder and the directors shall treat it as such.

5.9 Any person who has become entitled to a Share or Shares in consequence of the death, incompetence or bankruptcy of a Shareholder may, instead of being registered himself, request in writing that some person

be named by him be registered as the transferee of such Share or Shares and such request shall likewise be treated as if it were a transfer.

5.10 What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

6 MEETINGS AND CONSENTS OF SHAREHOLDERS

6.1 Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable, and shall call an annual meeting of Shareholders not later than eighteen months after the Company's incorporation and subsequently not later than fifteen months after the holding the last preceeding annual meeting.

6.2 Upon the written request of Shareholders entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

6.3 The director convening a meeting shall give not less than 21 days' notice of a meeting of Shareholders to:

(a) those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b) the other directors.

6.4 The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not more than 50 days nor less than 21 days prior to the date on which the meeting is to be held.

6.5 A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

6.6 The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

6.7 A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

6.8 The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

6.9 The instrument appointing a proxy shall comply with all applicable securities laws and shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

I/We being a Shareholder of the above Company HEREBY APPOINT .... of .... or failing him .... of .... to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ...... day of ...., 20...... and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ...... day of ...., 20......

....
Shareholder

6.10 The following applies where Shares are jointly owned:

(a) if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

6.11 A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

6.12 A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5 percent of the votes of the Shares or class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

6.13 If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

6.14 At every meeting of Shareholders, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then the president shall preside over the meeting. If the president is not present at the meeting, the members present shall choose someone of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall

preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

6.15 The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

6.16 At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

6.17 Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals, the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

6.18 Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

6.19 The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

6.20 Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

6.21 An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

7 MEMBER DISSENT

In addition to the dissent rights provided under section 179 of the Act, a member is entitled to dissent (in the manner provided for in section 179 of the Act) and be paid fair value for his shares if the Company purports to resolve to:

(a) amend its Memorandum or Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of the Company;

(b) amend its Memorandum or Articles to add, remove or change any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise;

(c) be continued under the laws of another jurisdiction; or

(d) sell, lease or exchange all or substantially all of its property other than in the ordinary course of business of the Company.

8 RESERVE MATTERS

For avoidance of any doubt, the following actions require approval by a Resolution of Shareholders:

(a) the sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

9 DIRECTORS

9.1 The directors shall be elected by the Shareholders for such term as the Shareholders determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of Shareholders following the election.

9.2 The minimum number of directors shall be three and the maximum number shall be fifteen, a majority of whom shall be non-residents of Canada. Subject to any Resolution of Shareholders to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a Resolution of Directors, however, the directors may not between meetings of Shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater that one and one third times the number of directors to have been elected at the last annual meeting of Shareholders.

9.3 Each director shall hold office for the term, if any fixed by Resolution of Shareholders or until his earlier death, resignation or removal.

9.4 A director may be removed from office, with or without cause, by a Resolution of Shareholders.

9.5 A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

9.6 The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of director or from a failure of the Shareholders to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the members to elect the minimum number of directors, the board of directors shall forthwith call a meeting of Shareholder to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any Shareholder may call the meeting.

9.7 The Company shall keep a register of directors containing:

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c) the date on which each person named as a director ceased to be a director of the Company; and

(d) such other information as may be prescribed by the Act.

9.8 The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.9 The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

9.10 A director is not required to hold a Share as a qualification to office.

10. POWERS OF DIRECTORS

10.1 The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

10.2 Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.3 If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.4 Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.5 The continuing directors may act notwithstanding any vacancy in their body.

10.6 The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.7 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.8 For the purposes of Section 175 (*Disposition of assets*) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular

course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

11. PROCEEDINGS OF DIRECTORS

11.1 Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

11.2 The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands other than Canada as the directors may determine to be necessary or desirable.

11.3 A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4 A director shall be given not less than 48 hours notice of meetings of directors, but a meeting of directors held without 48 hours notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

11.5 A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.6 A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, a majority of whom shall be non-residents of Canada, unless there are only 2 directors in which case the quorum is 2.

11.7 If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8 At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the president of the Board of Directors shall preside as Chairman of the meeting. If there is no president of the Board of Directors or if the president of the Board of Directors is not present at the meeting, the directors present shall choose some one of their number to be chairman of the meeting.

11.9 An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12 COMMITTEES

12.1 The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2 The directors have no power to delegate to a committee of directors any of the following powers:

(a) to amend the Memorandum or the Articles;

(b) to designate committees of directors;

(c) to delegate powers to a committee of directors;

(d) to appoint directors;

(e) to appoint an agent;

(f) to approve a plan of merger, consolidation or arrangement; or

(g) to make a declaration of solvency or to approve a liquidation plan.

12.3 Sub-Regulation 12.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4 The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed *mutatis mutandis* by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

12.5 Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

13 OFFICERS AND AGENTS

13.1 The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2 The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Resolution of Shareholders, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Act or the Articles, preside at all meetings of the Shareholders and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, his duties shall be performed and his powers exercised by the President.

(b) President – Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the President shall preside at all meetings of the Shareholders and of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents – During the absence or inability of the President to act, his duties shall be performed and his powers shall be exercised by the Vice-President, if any, or if there is more than one, by the Vice-President selected by the Board of Directors. A Vice-President shall also perform such duties and exercise such powers as the president or the Board of Directors may from time to time delegate to him

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to Shareholders, directors, auditors and members of committees;

(ii) attend all meetings of directors, Shareholders and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by Resolution Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers – A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursement of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

13.3 The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the President may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the President otherwise directs.

13.4 The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

13.5 The emoluments of all officers shall be fixed by Resolution of Directors.

13.6 The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy accruing in any office of the Company may be filled by Resolution of Directors.

13.7 The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

14 CONFLICT OF INTERESTS

14.1 A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

14.2 For the purposes of Sub-Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3 A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a) vote on a matter relating to the transaction;

(b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15 INDEMNIFICATION

15.1 Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

15.2 The indemnity in Sub-Regulation 15.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

15.3 The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4 The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

15.5 If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

15.6 The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

16 RECORDS

16.1 The Company shall keep the following documents at the office of its registered agent:

(a) the Memorandum and the Articles;

(b) the register of members, or a copy of the register of members;

(c) the register of directors, or a copy of the register of directors; and

(d) copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

16.2 Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

16.3 If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a) within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b) provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

16.4 The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a) minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b) minutes of meetings and Resolutions of Directors and committees of directors; and

(c) an impression of the Seal, if any.

16.5 Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

16.6 The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001).

17 REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a) the date of creation of the charge;

(b) a short description of the liability secured by the charge;

(c) a short description of the property charged;

(d) the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e) unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f) details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18 SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

19 DISTRIBUTIONS BY WAY OF DIVIDEND

19.1 The directors of the Company may, by Resolution of Directors, authorise a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

19.2 Dividends may be paid in money, shares, or other property.

19.3 Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 21.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

19.4 No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

20 ACCOUNTS AND AUDIT

20.1 The Company shall keep records that are sufficient to show and explain the Company's transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2 The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3 The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

20.4 The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Directors and such subsequent appointment shall be ratified by the Shareholders at the next annual meeting of Shareholders.

20.5 The remuneration of the auditors of the Company:

(a) in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b) subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

20.6 The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

20.7 The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

20.8 Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.9 The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company's profit and loss account and balance sheet are to be presented.

21 NOTICES

21.1 Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

21.2 Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3 Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process,

information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22 VOLUNTARY WINDING UP AND DISSOLUTION

The Company may by a Resolution of Shareholders appoint a voluntary liquidator.

23 CONTINUATION

The Company may by Resolution of Shareholders continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Signed for ABACUS TRUST AND MANAGEMENT SERVICES LIMITED of Geneva place, 2nd Floor,#333 Waterfront Drive, Road Town, Tortola, British Virgin Islands the ____ day of _____________, 2006:

Incorporator

....
[INCORPORATOR]
Authorised Signatory
ABACUS TRUST AND MANAGEMENT SERVICES LIMITED

APPENDIX E

FORM OF PLAN OF CONSOLIDATION

PLAN OF CONSOLIDATION

This Plan of Consolidation is made the ● day of ●, 2006 between Consolidated Ophir Ventures Inc. (hereinafter referred to as "**Ophir**") and Coal Investment Corp. (hereinafter referred to as "**CIC**").

WHEREAS Ophir and CIC have entered into a Pre-Merger Agreement dated January 4, 2006 (the "**Pre-Merger Agreement**").

AND WHEREAS Ophir and CIC are companies incorporated (in the case of Ophir) and re-registered (in the case of CIC), and existing under and by virtue of the BVI *Business Companies Act*, 2004 (the "**Act**") and are entering into this Plan of Consolidation pursuant to the provisions of Section 169 to 174 of the Act.

AND WHEREAS the parties hereto have each made full disclosure to the others of all their respective assets and liabilities;

AND WHEREAS the directors of the parties hereto deem it desirable and in the best interest of the companies and their members as the case may be that Ophir and CIC be consolidated into the new Coal Investment Corp., (hereinafter referred to as "**Newco**").

NOW THEREFORE this Plan of Consolidation witnesseth as follows:

1. The constituent companies to this Plan of Consolidation are Ophir and CIC (collectively, the "**Constituent Companies**").

2. The name of Newco arising from the consolidation of Ophir and CIC shall be Coal Investment Corp. (CIC ceasing to exist on the consolidation).

3. Until changed in accordance with the Act and the memorandum and articles of association of Newco, the registered office of Newco shall be situate at the offices of Abacus Trust and Management Services Limited, Geneva Place, 2nd Floor, #333 Waterfront Drive, P.O. Box 3339, Road Town, Tortola, British Virgin Islands.

4. Ophir has 1,001,401 common (voting) shares in issue (the "**Ophir Shares**") and CIC has 28,031,250 common (voting) shares in issue (the "**CIC Shares**"). The shares issued by the Constituent Companies are each entitled to vote on the consolidation as one class.

5. Upon the consolidation, the separate corporate existence of Ophir and CIC shall cease and Newco shall become the owner, without other transfer, of all the rights and property of the Constituent Companies and Newco shall become subject to all liabilities, obligations and penalties of the Constituent Companies.

6. The manner and basis of converting the shares of the Constituent Companies into shares of Newco or other property shall be as follows:

   (a) all outstanding Ophir Shares will be converted into common shares of Newco (the "**Newco Shares**") on the basis that each Ophir Share will be converted into one (1) Newco Share (the "**Ophir Ratio**");

(b) all outstanding CIC Shares will be converted into Newco Shares on the basis that each CIC Share will be converted into one (1) Newco Share (the "**CIC Ratio**");

(c) each CIC Share purchase warrant issued by CIC (each, a "Warrant") will be converted into one Newco Share purchase warrant entitling the holder thereof to purchase one Newco Share at an exercise price of US$1.75 expiring on the date that is 36 months from the day that the Newco Shares commence trading on the Toronto Stock Exchange or the Alternative Investment Market of the London Stock Exchange, whichever occurs first; and

(d) each compensation warrant issued by CIC (each, a "Compensation Warrant") will be converted into one compensation warrant of Newco (each, a "Newco Compensation Warrant") entitling the holder thereof to acquire, upon exercise, one Newco Share. Each Newco Compensation Warrant will expire on the second anniversary of the date of issuance of the Compensation Warrants (in July 2005) and will be exercisable at a price of U.S. $1.00.

7. No fractional Newco Shares or warrants to purchase fractional Newco Shares will be issued on the consolidation. Persons otherwise entitled to receive fractional Newco Shares or warrants to purchase fractional Newco Shares will instead receive Newco Shares or warrants to purchase Newco Shares rounded down to the nearest whole number; provided that each holder of Ophir Shares and CIC Shares will be entitled to receive at least one Newco Share.

8. The memorandum and articles of association of Newco are annexed hereto.

9. This Plan of Consolidation shall be submitted to the members of each of the Constituent Companies for their approval by a resolution of members.

10. This Plan of Consolidation may be terminated by the board of directors of either of the Constituent Companies, notwithstanding the approval of this Plan of Consolidation by the shareholders of the Constituent Companies, at any time prior to the issuance of the Certificate of Consolidation by the Registrar under the Act.

11. The consolidation shall be effective on ● , 2006.

12. This Plan of Consolidation shall be governed by and construed in accordance with the laws of the Territory of the British Virgin Islands.

13. Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Plan of Consolidation.

14. This Plan of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

In witness whereof this Plan of Consolidation has been duly executed by the parties hereto.

SIGNED AND DELIVERED for and
on behalf of
Consolidated Ophir Ventures Inc.
by Dennis H. Peterson
a duly authorised director before me:

Dennis H. Peterson
President, Treasurer and Secretary
Director

Name

Address

NOTARY PUBLIC

SIGNED AND DELIVERED for and
on behalf of Coal Investment Corp.
by Gregory S. Kinross
a duly authorised director before me:

Gregory S. Kinross
Chief Executive Office
Director

Name

Address

NOTARY PUBLIC

APPENDIX F

FORM OF ARTICLES OF CONSOLIDATION

ARTICLES OF CONSOLIDATION

These Articles of Consolidation entered into this ● day of ●, 2006 by and between Consolidated Ophir Ventures Inc. ("**Ophir**") and Coal Investment Corp. ("**CIC**"), WITNESSETH as follows:

1. The parties hereto do hereby adopt the Plan of Consolidation a copy of which is annexed hereto to the intent that the consolidation shall be effective on March ●, 2006 (the "**Effective Date**").

2. The Memorandum and Articles of Ophir were filed with the Registrar of Companies in the British Virgin Islands on March ●, 2006.

3. The Memorandum and Articles of CIC were filed with the Registrar of Companies in the British Virgin Islands on March 10, 2005, as amended on ● 2006 when CIC was re-registered under the BVI Business Companies Act 2004.

4. The Consolidation was approved for both Ophir and CIC by Resolutions of directors on ●, 2006 and ●, 2006, respectively.

5. Ophir and CIC have complied with all the provisions of the laws of British Virgin Islands, to enable them to consolidate upon the Effective Date.

6. The Consolidation was approved for both Ophir and CIC by Resolutions of members on ●, 2006 and March ●, 2006, respectively.

7. The name of the consolidated company is "Coal Investment Corp.".

8. These Articles of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

In witness whereof these Articles of Consolidation have been duly executed by the parties hereto.

SIGNED AND DELIVERED for and on behalf of Consolidated Ophir Ventures Inc. by Dennis H. Peterson a duly authorised director before me:

Dennis H. Peterson

President, Treasurer and Secretary

Director

Name

Address

SIGNED AND DELIVERED for and on behalf of Coal Investment Corp. by Gregory S. Kinross a duly authorised director before me:

Gregory S. Kinross

Chief Executive Officer

Director

Name

Address

APPENDIX G

COAL INVESTMENT CORP. INFORMATION BROCHURE

COAL INVESTMENT CORP.

INFORMATION BROCHURE

The information contained in this brochure is supplemental to and forms part of the information provided in the Management Information Circular of Consolidated Ophir Ventures Inc. which this brochure accompanies. Unless otherwise noted, the information contained herein is given as of January 31, 2006.

All information contained herein relating to Coal Investment Corp. was supplied by such company. Consolidated Ophir Ventures Inc. and its officers and directors have relied on such information and take no responsibility for any errors in any such information or any omissions therefrom.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Information Brochure contains certain forward looking statements. Words such as "may", "would", "could", "will", "expects", "anticipates", "believes", variations of such words and similar expressions are intended to identify these forward looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Brochure that address activities, events or developments that Coal Investment Corp. ("**CIC**") expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital (including the amount and nature thereof), projects under development, goals, objectives, plans and references to the future success of CIC are forward looking statements, including, without limitation, those statements contained under the headings "Business of CIC" and "Risk Factors" in this Information Brochure. Actual results could differ materially from those expressed or implied by such forward looking statements as a result of certain factors, including those described in "Risk Factors"; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by CIC; changes in laws or regulations; and other factors, many of which are beyond the control of CIC.

Readers are cautioned not to place undue reliance on forward looking statements contained in this Information Brochure, which reflect the analysis of the management of CIC, as appropriate, only as of the date of this Information Brochure. There can be no assurance that the actual results or developments anticipated by CIC will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, CIC or any of the business or operations of CIC. CIC does not intend, and does not assume any obligation, to update these forward looking statements.

ABBREVIATIONS

Unless the context otherwise requires, the following terms shall have the following meanings when used in this Information Brochure:

cm	centimetre
kg	kilogram
km	kilometre
km^2	square kilometre
m	meter
MW	megawatt = 1 million watts
CV	calorific values
t	metric ton = tonne = 1000 kg
FC	Fixed Carbon
IM	Inherent Moisture
Mt	million tonnes
Mtce	million tonnes of coal equivalent
mm	millimetres
adb	air dry basis
MJ/kg	mega joule per kilogram
g/cm^3	gram per cubic centimetre
ppm	parts per million
^0C	degrees Celsius
GW	gigawatt = 1 billion watts

CURRENCY AND EXCHANGE RATES

Any reference to "$" or "Canadian Dollars" in this Information Brochure is a reference to the lawful currency of Canada, unless otherwise indicated.

Any reference to "US$" or "US Dollars" in this Information Brochure is a reference to the lawful currency of the United States.

The following table sets forth (a) the rates of exchange for one US Dollar, expressed in Canadian Dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$1.2116	$1.1659
2004	$1.3015	$1.2036
2003	$1.4015	$1.2924

On January 31, 2006, the noon rate of exchange as reported by the Bank of Canada for conversion of US Dollars into Canadian Dollars was US$1.00 = CDN$1.1439.

The following table sets forth (a) the rates of exchange for one Botswana Pula, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the First National Bank of South Africa rates of exchange for the rates at the end of each of the periods, and the First National Bank of South Africa average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$0.1606	$0.1563
2004	$0.1654	$0.1948
2003	$0.1469	$0.1740

On January 31, 2006, the noon rate of exchange as reported by the First National Bank of South Africa for conversion of Botswana Pula into Canadian dollars was 1 Botswana Pula = CDN$0.2604.

CIC

Coal Investment Corp. ("**CIC**") was incorporated by a memorandum and articles of association filed under the *International Business Companies Act* (British Virgin Islands) on March 10, 2005. An amendment to its memorandum and articles of association was filed on July 5, 2005. The purpose of the amendment was to divide the authorized and issued capital of CIC on the basis of 50 post-division common shares for each one pre-division common share. It is anticipated that CIC will be continued under the *BVI Business Companies Act, 2004* (the "**BVI Act**") in February, 2006.

The head office of CIC is located at Suite 100, One Financial Place, Lower Collymore Rock, St. Michael, Barbados. The registered office of CIC is located at Geneva Place, 2nd Floor, #333 Waterfront Drive, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The address for service of CIC in Canada is 110 Sheppard Avenue East, Suite 610, Toronto, Ontario, Canada M2N 6Y8 (Attention: Tau Capital Corp.). CIC is not a publicly-traded company. CIC operates through its wholly owned (100%) subsidiary Meepong Resources (Proprietary) Limited ("**Meepong**") (a private limited liability company incorporated in Botswana under registration number 2004/1567) with its registered office located at 5th Floor, Barclays House, Khama Crescent, Gaborone, Botswana. CIC's other wholly owned (100%) subsidiary is Coal Investment Corp Services (Proprietary) Limited (a private limited liability company incorporated in South Africa under registration number 2004/030684/07), which has no material assets, with its registered office located at 4 5th Avenue, Edenburg, Sandton, 2196 South Africa. (see "Business of CIC" below).

The following diagram illustrates CIC's subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by CIC:


Coal Investment Corp.(1)
(British Virgin Islands)
100%
100%(4)(5)
Coal Investment Corp Services (Proprietary) Limited (2)
(South Africa)
Meepong Resources (Proprietary) Limited (3)
(Botswana)

Notes:

(1) Incorporated on March 10, 2005 under the *International Business Companies Act*, Cap. 291 (British Virgin Islands).

(2) Incorporated on October 21, 2004 under the *Companies Act* (South Africa).

(3) Incorporated on January 19, 2004 under the *Companies Act* (Botswana).

(4) Effective December 16, 2005, CIC subscribed for a 51% interest in Meepong after completion of the funding of US $2 million for the exploration and development of the Mmamabula Coal Project. See "Business of CIC".

(5) Effective January 3, 2006, the holder of the remaining interest in Meepong exercised its right to sell its interest therein to CIC, and CIC acquired the remaining 49% interest in Meepong, in exchange, for 5,606,250 common shares of CIC together with cash consideration of US $2 million payable 5 business days after the proposed listing of the common shares of MergeCo (as hereinafter defined) on a recognized stock exchange.

BUSINESS OF CIC

General

CIC was established to engage in the acquisition, exploration, development and operation of two coal properties in Botswana, covered by two prospecting licences, Mmamabula East (prospecting licence no. 11/2004) (the "**Mmamabula Coal Project**") and Mmamabula South (prospecting licence no. 75/2002) ("**Mmamabula South**"), covering approximately 640 square kilometres of the Mmamabula coalfields in Botswana. In December 2005, CIC acquired a 51% interest in Meepong, the holder of these prospecting licences, after completion of the funding of US$2 million for the exploration and development of the Mmamabula Coal Project. Subsequently, in January 2006, Meepong Investments (Proprietary) Limited ("**Meepong Investments**"), the holder of the remaining 49% interest in Meepong exercised its right to sell its interest therein to CIC, and CIC acquired such interest, in exchange for 5,606,250 common shares of CIC (each, a "**CIC Common Share**"), together with cash consideration of US$2 million payable 5 business days after the proposed listing of the common shares of MergeCo (as hereinafter defined) on a recognized stock exchange. Assuming no further power generation capacity increases, the Southern African region is expecting major peaking power shortages as early as 2007 and major baseload generation capacity shortages as early as 2011 according to, among others, Standard Bank of South Africa Limited. In light of this,, the regional utilities are promoting new projects and require additional power. Provided the project is supported by a positive bankable feasibility study, CIC is planning to develop the Mmamabula Coal Project as an export-based mine-mouth coal power station supplying the Southern African power grid with electricity commencing in 2011 (provided that CIC obtains all applicable regulatory permits and/or licences and enters into a power purchase agreement ("**PPA**" or "**Power Purchase Agreement**") with Eskom Holdings Limited ("**Eskom**"), South Africa's state owned electricity utility) or alternatively, as a supplier of coal to one or more power producers and/or industrial users (see "Risk Factors").

The Mmamabula Coal Project is a greenfields coal exploration project situated within the greater Mmamabula coalfield in south-eastern Botswana and encompasses an area of 508.4 kilometres. The Mmamabula coalfield is an extension of the Waterberg Coalfield in South Africa, which is host to one of South Africa's largest coal mines, Grootegeluk (owned and operated by Kumba Resources Limited, producing approximately 16Mt per annum) and the associated 3600MW power plant owned and operated by Eskom. The Mmamabula Coal Project contains coal resources which may be suitable as thermal coal for a coal-fired power generation plant.

CIC is evaluating the coal mineralization on the Mmamabula Coal Project as a potential supply of coal to an integrated coal fired power station or as a potential supply of coal to either the local and/or an export Thermal coal market. The coal mineralization occurs within the Dibete Formation of the Upper Ecca Subgroup and Mmamabula Formations of the Middle Ecca Subgroup. The D1 seam of the Dibete Formation and M2 seam of the Mmamabula Formation have been identified from previous exploration undertaken by British Petroleum's Coal Division ("**BP**") as having the most potential to be economically extracted. CIC has used BP's information as a basis for implementation of an infill drilling and sampling program. CIC plans to provide sufficient information on completion of its drilling program to delineate measured and indicated resources according to current Canadian Institute of Mining, Metallurgy and Petroleum ("**CIM**") guidelines.

In the third quarter of 2005, Snowden Mining Industry Consultants ("**Snowden**") of Johannesburg, South Africa was contracted to prepare a technical report on the Mmamabula Coal Project (see "Mmamabula Coal Project - Technical Report and Qualified Persons").

While the Mmamabula Coal Project represents the core focus of Meepong at this time, Meepong plans to evaluate Mmamabula South in order to determine whether it will proceed with its development. For further details relating to the remaining property see "Other Projects" below.

Business Objectives

CIC's principal business objective is to create long term shareholder value through the development and operation of the Mmamabula Coal Project and possibly an associated coal-fired power plant in Botswana. Generation of cash flow is expected to come from the direct development of this project.

Assuming no further power generation capacity increases, the Southern African Development Community ("**SADC**") region (consisting of Angola, Botswana, Democratic Republic of Congo, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, South Africa, Swaziland, Tanzania, Zambia and Zimbabwe) is expected to experience significant peaking power shortages as early as 2007 and major base load generation capacity shortages as early as 2011. Consequently, the regional utilities that are the regions major electricity suppliers, and more particularly Eskom, are aggressively promoting new projects. In the period 2007 to 2010, Eskom will be re-commissioning three previously mothballed plants as well as commissioning various costly Open Cycle Gas Turbine plants. For the period 2010 onwards, major base load projects are required and most new base load capacity is expected to come from coal-fired plants. See "Overview of Southern African Electricity Sector".

The Mmamabula Coal Project is well placed to meet these requirements and the project is being pursued at an accelerated rate in order to provide sufficient time for engineering, procurement and construction in order to target a 2011 commercialization date for the first unit. The proposed power station site at the Mmamabula Coal Project is some 80km west of the Matimba power station in South Africa and site access is in close proximity to road, rail and power. CIC aims to initially develop the Mmamabula Coal Project as a predominantly export based, mine-mouth coal fired power station, supplying Eskom and the southern African power grid commencing in 2011. Although there is export quality coal in the Mmamabula Coal Project licence area, the coal is particularly suitable as thermal coal for a power station (see "Coal Industry and Overview" below).

Pre-Feasibility Study

Upon completion of a successful pre-feasibility study ("**PFS**"), CIC is planning to commission detailed feasibility studies on each of the coal mining operation (which includes continued drilling, resource modeling and quantification, coal characterization and mine planning) and the power plant operation (including *inter alia*, choice of technology, design specifications and financial models). Detailed legal and regulatory market studies, water and environmental studies and permitting and licensing applications will also be undertaken.

After initially commencing a small scale drilling program on the Mmamabula Coal Project in March 2005, CIC commissioned various integrated pre-feasibility studies comprising the PFS in the second half of 2005, including a comprehensive drilling program. CIC's management, together with its consultants, established a "base case" (upon which the PFS would be based) of an 8Mt per annum coal mine and associated 2400MW power plant with reference, *inter alia*, to the level of indicated and measured resources required for a PFS that CIC would be able to achieve by the end of the first quarter of 2006. The PFS covers four main areas: (i) geology, resources and mining; (ii) power plant; (iii) water resource and environmental impact evaluation; and (iv) regulatory assessment. As at the date of this Circular, the PFS has not yet been completed, but no fatal flaws have been brought to management's attention. Risk areas have been identified which will be the subject of the detailed feasibility studies.

The scope of the PFS includes, *inter alia*:

- An extensive exploration program delineating sufficient indicated and measured resources for the base case that are compliant with the standard of National Instrument 43-101 – *Standards of Disclosure for Minerals Projects* ("**N143-101**").
- A preliminary mine plan and associated financial budgets and forecasts based on the indicated and measured resources delineated by the exploration program.
- Preliminary power plant design and associated financial budgets and forecasts.
- Preliminary water and environment studies and assessments.
- A comprehensive regional power market study.
- A study of the regulatory issues affecting the Mmamabula Coal Project.

The results of the pre-feasibility studies are expected during the first quarter of 2006. In the event the Mmamabula Coal Project proceeds to a detailed bankable feasibility study, CIC intends to continue with a comprehensive drilling program and associated studies (such as resource modelling, mine planning, etc.) in order to increase the base case by at least 1/2 to a 12Mt per annum mine(s) and associated 3600MW power plant.

Detailed Bankable Feasibility Study

Should the results of the PFS be positive and recommend the commencement of a detailed bankable feasibility study ("**BFS**"), CIC's goal is to complete a BFS on the Mmamabula Coal Project and associated power generation plant. It is expected that the BFS will take approximately 12 months to complete and will be available in mid-2007. CIC has commenced negotiation of contracts with consultants and contractors that will perform the studies and evaluations should a decision be made to complete a BFS.

A key aspect of the BFS will be the conclusion of a Power Purchase Agreement with Eskom, South Africa's electricity utility, for substantially all of the power that is planned to be generated by CIC's power plant. It is anticipated that a PPA of this nature would be for a period of 20 years. Alternatives or additional power purchasers may include Botswana Power Corporation ("**BPC**") and various resource groups with major smelting operations; however, to be able to develop the Mmamabula Coal Project to its maximum potential the project is dependent on concluding a PPA with Eskom. CIC has a relationship with Eskom through regular working and project update sessions, including collaborative transmission and integration studies currently taking place. CIC and Eskom concluded a confidentiality agreement in January 2006 and CIC hopes to conclude a memorandum of understanding with Eskom (see "Major Milestones Chart" below) in the near future.

CIC's ability to own and operate the power station as an independent power producer (an "**Independent Power Producer**" or "**IPP**") is dependent on its ability to obtain a licence to generate and supply electricity (a "**Generation Licence**") under the *Electricity Supply Act*, 1973 (the "**ESA**"). CIC does not currently hold a Generation Licence although, Meepong Investments has received a letter of comfort from the Ministry of Minerals, Energy and Water Resources (Botswana) in respect of the issuance of a Generation Licence upon satisfying required conditions set under the ESA as well as demonstrating the competencies and capacities required to design, finance, build and run an electricity power station as required for electricity generation and any strategic considerations of the Government of Botswana.

Should CIC not secure a Generation Licence allowing it to operate as an IPP, in order to proceed with its plan to develop the Mmamabula Coal Project, CIC will be required to enter into a long term fuel supply agreement ("**Fuel Supply Agreement**") with one or more power producers to supply a significant portion of its coal production to be produced by the Mmamabula Coal Project on a long term and profitable basis

to one or more power producers and/or local or foreign users of thermal. The price of coal under a Fuel Supply Agreement of this nature may or may not be linked to international commodity prices. The term and scale of the Fuel Supply Agreement, as well as the creditworthiness of the counterparty thereto, would have to be sufficient to make the project bankable; however, in order for CIC to be able to develop the Mmamabula Coal Project to its maximum potential, without a Power Purchase Agreement with Eskom, as a coal supplier under one or more Fuel Supply Agreements, the Independent Power Producer purchasing the coal must have a Power Purchase Agreement with Eskom; otherwise the scope of the mining operations will be significantly smaller. While other potential power purchasers exist in the region, Eskom is the only potential power purchaser in the region that would have the capacity to acquire all the power produced directly or indirectly by the Mmamabula Coal Project.

On or prior to completion of the BFS, CIC intends to create a separately owned and operated subsidiary that will own and operate the coal-fired power plant. Meepong will own and operate the coal mining operation. These two entities will enter into an arm's-length fuel supply agreement, which will then give CIC the opportunity to enter into separate commercial arrangements with third parties in respect of each entity. On or before completion of the BFS and a PPA with Eskom, CIC intends to bring in a reputable developer and operator on a competitive basis for each of the mining subsidiary and the power plant subsidiary.

CIC has engaged ABSA Bank Limited, the largest banking group in South Africa and a subsidiary of Barclays Bank PLC, as its financial advisor during the feasibility study stage as well as debt arranger to source debt funding for the project upon commissioning of the development phase.

Key Performance Factors

The successful completion of CIC's PFS and BFS in relation to the Mmamabula Coal Project is based on management's ability to:

- delineate and quantify NI 43-101 compliant coal resources;
- upgrade coal resources to NI 43-101 compliant mineable reserves;
- either:
    - secure a generation license and thereafter conclude a long term PPA with Eskom and/or other power purchasers on a profitable basis (should CIC secure a generation licence), or
    - secure one or more customers to supply a majority of coal to be produced by the coal mine on a long term and profitable basis;
- secure sufficient water to operate the coal mine and/or power station;
- secure all necessary regulatory approvals, licences and permits (including but not limited, if applicable, to environmental permits for the power plant and associated transmission infrastructure required to evacuate and deliver the power to power purchasers);
- secure transmission and integration agreements with Eskom and/or BPC (if applicable); and
- the ability of CIC to finance the Mmamabula Coal Project on an ongoing basis.

The following chart represents the major milestones in the project development cycle required to bring the project to commercialization. The actual milestones, due dates, chronology and sequence may differ from those presented below.

Major Milestones Chart



Drilling and Geological Modeling-Phase 1
Preliminary Mining Plan
Water Resource Study
Environmental Impact Study
Power Plant Prelim Feasibility
Preliminary Financial Models
Completion of Pre-Feasibility Study
Second Quarter 2006
Memorandum of Understanding: Eskom
Drilling and Geological Modeling phase 2
Comprehensive Mine Plan
Water Resource Study
Environmental Impact Study
Power Plant Detailed Feasibility Study
Comprehensive Financial Model
Heads of Agreement: Power PurchaseAgreement
Preliminary Financing Plan
Completion of Bankable Feasibility Study
Preliminary Engineering / EPC Spec
Project Development Agreement / Generation Licence
Power Purchase Agreements
Fuel Supply Agreement
O&M Contract
Fourth Quarter 2006
EIA Process / Environmental Permit
Final Licences (Generation & Transmission Access)
Project Ownership Structure & Financing
EPC Bidding, Bid Eval, & Contract
Second Quarter 2007
Financial Close
Fourth Quarter 2007
Major Equipment Procurement Activity
Manufacture & Delivery
Fourth Quarter 2009
Detailed Engineering
Fourth Quarter 2010
Construction of Mine and Power Plant
Second Quarter 2011
Start-up, Commissioning & Testing of First Units
Commercial Operations Date of first units

COAL INDUSTRY AND OVERVIEW

Coal is a relatively plentiful natural resource mined in numerous countries around the world. China is the world's largest producer of coal followed by the United States. Other leading coal producers include India, Australia and South Africa. According to the World Coal Institute, in 2003, coal represented approximately 24% of the world's primary energy consumption and was also the fastest growing energy

source in the world. The ratio of worldwide coal reserves to production is approximately five times that of oil and more than three times that of natural gas.

Coal is one of the world's most abundant fossil fuels and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that world production of coal in 2004 was approximately 5.5 billion tonnes. Although 82% of world coal production is consumed in the country in which it is produced, the remaining 18% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets because the cost of transporting coal from mine to customer can be large relative to the value of the coal itself.

Coal is generally classified according to its heat content as either lignite, subbituminous, bituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. World coal production and use is broadly grouped by the main coal types – hard coal and brown coal. Hard coal with a high thermal value (varying from coal to coal and depending on the degree of preparation) is economically suited to international trade, with characteristics making some coals suitable for metallurgical (coking) uses. Brown coal (lignite) has a much lower thermal value (the amount depending on the coal type and its water content) and is suitable largely for power generation locally or to a lesser extent for briquette manufacture.

The coal market can be further divided into two key sectors: thermal coal and metallurgical (coking) coal. Thermal coal is used by electric utilities and industrial users to produce electricity, steam and heat. Thermal coal is found in many parts of the world. It is generally lower in carbon content and calorific value and higher in moisture content than metallurgical coal. Coking coal or metallurgical coal is primarily used to produce coke or other feedstock for use as a reductant in the blast furnace steel making process. Heat value and sulphur content are the most important variables in the marketing of thermal coal, while ash, sulphur and various coking characteristics are important variables in the marketing of metallurgical (coking) coal.

Many coal markets are regional markets and only higher heating value coal and metallurgical coal support the costs of transport to distant markets. Electricity can also be generated by utilizing natural gas, oil, nuclear, water and other means. Suppliers of fuel for these methods of generation are indirect competitors.

The majority of the coal produced in the world is used in the country in which it is mined. The balance is traded internationally and transported by land and sea. Thermal coal users dominate global coal consumption with coal-fired power stations often located close to a source of coal. The international coal market is predominantly a seaborne traded market located in two primary regions, the Atlantic and Asia Pacific regions. According to the World Coal Institute, international thermal coal trade has grown at approximately 7% per annum for the past 20 years and is expected to continue growing at that rate. Generally, countries tend to focus their exports in a specific region due to transportation costs. Coal's most significant uses are in electricity generation, steel and cement manufacture and industrial process heating. According to the World Coal Institute, coal is used to generate around 39% of the world's electricity, approximately 70% of steel production comes from iron made in blast furnaces using coal and the majority of cement plants around the world are coal-fired. Coal has long been favoured as an electricity generating fuel by utilities because its fuel cost is typically lower than competing fuels such as oil and natural gas.

Many countries in the world do not have sufficient domestic coal supplies for power generation and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and western Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia, Colombia and the United

States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include BHP Billiton Limited, Mitsubishi Corporation, China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Glencore International AG and Xstrata PLC.

Although coal resources are relatively abundant world-wide (contributing to coal's use in many countries, principally for electricity generation), over 70% of world consumption of coal is accounted for by just five countries - China, the United States, India, Japan and Russia. If a second set of five countries is added to this list - South Africa, Germany, Poland, Australia and Korea, then over 83% of world coal consumption is accounted for.

According to projections from Alstom, Siemens and General Electric, the world's three biggest power equipment makers, the world is on the brink of a significant shift from gas to coal as the preferred fuel for power stations. Alstom and Siemens expect power station orders in the next decade to average 120GW per year. Spending on new power stations is expected to be US$50 billion annually for the next decade. Independent forecasts from France's Alstom and Germany's Siemens, made available to the Financial Times UK, show that about 40% of the orders for electricity turbines in the next decade will be for coal-powered units, with the share of gas-fired plants falling to between 25 and 30%. The shift is being triggered by technological changes that reduce the amount of pollution created by coal-fired stations and by rising disenchantment with gas as a fuel. There are concerns over rising prices for the fuel and worries about security of supply, underlined by the recent dispute between Russia and the Ukraine over gas pricing. As well, many countries in Asia which is expected to provide half of all new power station orders in the next 10 years, lack ready access to gas reserves.

Growth in Demand

According to IEA Coal Information 2005, total coal production increased by 7.5% in 2004, which is well above the 10-year average growth trend of 2.2%. An analysis of proved coal reserve data indicates that, at the current level of production, there is nearly 165 years of coal available for supply. However, the most recent survey of proved coal reserves indicates that the reserve base is shrinking. The largest decline has been in Western and Central Europe, where coal reserves have been exhausted by extensive mining. But, reserve decreases are also reported for several large international coal suppliers which have typically remained very competitive in world markets.

Total coal demand increased 8.5% or 312.2 Mtce in 2004, which follows two years of significant increases in 2002 and 2003 with 3.9% and 7.5% respectively. Among the types of coal, hard coal demand increased 9.3%, thermal coal demand was up 345.1 Mt (9.3%), and coking coal demand was up 49.5 Mt (9.5%).

Global hard coal trade increased sharply in 2004. Hard coal exports were up 32.9 Mt from 722.1 Mt to 755.0 Mt. Most of the growth was due to thermal coal exports which rose 4.8% from 516.0 Mt to 540.7 Mt. Coking coal exports were up by 3.9% from 206.1 Mt to 214.3 Mt. Because there is difficulty in assigning trade to specific destinations; and because trade is not instantaneous, import volume does not exactly reflect exports volume. However, the increase in estimated imports confirms a strong increase of trade. Total hard coal imports volume rose from 708.7 Mt to 754.3 Mt, an increase of 6.4% (45.6 Mt). Both steam and coking coal imports rose, with steam up 3.9% and coking up 10.5%.

In a world faced with a rapidly growing population accompanied by significant development aspirations, the demand for energy is set to increase significantly. According to the 2004 IEA World Energy Outlook, world primary energy demand is projected to increase by 60% over the next 30 years, and, by 2030,

developing countries are expected to account for almost half of total demand. According to the BP Statistical Review of World Energy, during the two years ended June 2004, the use of coal grew at a faster rate than any other fuel. In 2004, worldwide coal consumption grew by 6.3%. According to the IEA Coal Information 2005 demand grew in China by 21%, in Japan by 10.2%, in Russia by 8.7%, and in the United States by 2.6%.

This projected growth in demand for electricity and manufactured goods provides a platform for the continued growth in demand for thermal and metallurgical coal.

Coal is a relatively abundant and geographically diverse resource, resulting in a secure and dependable source of energy. In the view of management, the demand for coal is likely to benefit from higher oil and gas prices. In addition, the achievement of greater combustion efficiencies at coal-powered energy utilities and the application of technologies such as carbon sequestration to reduce the environmental impact of coal, will, in the view of management, position coal as an important fuel of the future.

In Africa, total coal demand increased by 1.1% from 137.7 Mtce to 139.2 Mtce. Over 95% of demand in Africa is based in Southern Africa generally, and in the Republic of South Africa particularly, where demand rose 3.2% from 126.0 Mtce to 130.0 Mtce.

Thermal Coal

Thermal coal has three main end-uses:

- by far, most thermal coal is an input in the power sector to produce electricity and heat where it is sold to third parties (mostly as district heat);
- as a fuel in the final consumption sectors for the production of heat and/or steam (i.e. in the industry residential, commercial and public services, agriculture and transport sectors);
- small amounts of thermal coal are being used as PCI coal (pulverised coal injection) in blast furnaces and as well as for blending with coking coal.

World thermal coal demand was up 9.3% in 2004, from 3,730.0 Mt to 4,075.1 Mt. Thermal coal demand by non-OECD member countries was up sharply-by 13.7%-from 2,315.1 Mt to 2 632.4 Mt. Increases recorded in the former Soviet Union, China, Africa and Latin America more than offset a decline in non-OECD member countries in Europe. In 2004, Australia remained the largest thermal coal exporter with 20% of the exports. Indonesia, China and South Africa followed with respective shares of 16.7%, 14.8% and 11.8% of thermal coal exports. South African hard coal exports, including thermal coal, declined by 7.1% or 5.1 Mt to 66.4 Mt in 2004 after a 4% increase in 2003.

Demand for export thermal coal is mainly driven by coal-fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region. During 2004, Asian demand was 260 million tonnes, compared with 241 million tonnes in 2003. During 2005, Asian demand is projected to increase to 264 million tonnes according to Barlow Jonker Pty. Ltd.

During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition from suppliers and oversupply in the market and spot prices for export thermal coals decreased significantly as a result. This situation has changed dramatically due to continued increased demand and Chinese supply limitations. First quarter 2005 spot prices in United States Dollars remain at high levels in comparison to the past 10 years but are 18% below the historic peak reached in July 2004. Historically,

prices for export thermal coal markets have been cyclical and small suppliers have little influence on pricing due to the limited volumes shipped. Japanese benchmark prices for export thermal coal increased by approximately 62% during 2004 due to the tight supply conditions at the time of contract settlement and further increase are expected for 2005 to reflect late 2004 spot pricing levels.

Factors beyond the control of CIC may affect the marketability of minerals mined or discovered by CIC. See "Risk Factors".

OVERVIEW OF SOUTHERN AFRICAN ELECTRICITY SECTOR

Southern Africa has a long tradition (dating back to the 1950s) of cross-border power supply. In 1995, the SADC formed the Southern African Power Pool ("**SAPP**"), an association of SADC utilities, in order, inter alia, to provide a forum for the development of new generation capacity and associated transmission and interconnectivity infrastructure in the region as well as harmonise relationships between member utilities. The SAPP is a collaborative mechanism for bilateral trading of power, but with a competitive Short-Term Energy Market (STEM) introduced a few years ago as a start to more competitive trading arrangements. While trading volumes have grown considerably since 1995, trading in the SAPP is presently increasingly constrained by both generation and transmission system capacity constraints.

The total installed capacity of the 12 SAPP members is approximately 53,000 MW, of which Eskom, the South African Government owned utility, accounts for approximately 42,000 MW, or 79% of the SADC installed capacity as illustrated below. As such, what takes place in South Africa has significant influence on neighbouring countries. Access to electricity among the region's population is on average approximately 20%, although access levels have reached 70% in South Africa due to a large scale electrification program undertaken since 1994 connecting some 4.5 million households.

SAPP POWER SUPPLY AND DEMAND				
Country	*Utility*	*Installed Capacity [MW]*	*Net Capacity [MW]*	2004 Peak Demand, MW
Angola	ENE	742	690	317
Botswana	BPC	132	120	402
Lesotho	LEC	72	70	70
Malawi	ESCOM	305	261	271
Mozambique	EDM	307		
	HCB	2,075	2,250	274
Namibia	NamPower	393	390	470
South Africa	Eskom	42,011	36,208	34195
Swaziland	SEB	51	50	172
Tanzania	TANESCO	591	480	508
DRC	SNEL	2,442	1,170	993
Zambia	ZESCO	1,632	1,630	1295
Zimbabwe	ZESA	1,990	1,825	2069
TOTAL		**52,743**	**45,044**	**41,036**

Eskom, one of the largest power utilities in the world, generates approximately 95% of South Africa's electricity and owns 100% of the national transmission grid. Eskom's generating capacity, which is

primarily coal-fired (approximately 88% of total), includes one nuclear power station, two gas turbine facilities, six conventional hydroelectric plants and two hydroelectric pumped-storage stations. Furthermore, Eskom has three older mothballed coal-fired plant (total capacity 3,800 MW), which are currently being brought back into commission at a cost in excess of ZAR12 billion (as of January 31, 2006 $1.00 = ZAR5.32, Bank of Canada).

Currently, the Electricity Supply Industry ("**ESI**") in South Africa has the lowest electricity prices in the world for industrial and other large power users. This is largely due to massive capacity expansions that took place in the late 1970s and 1980s, originally built to serve expected demand increases. However, as a result of a downturn in the South African economy in the 1980s and up to independence in 1994, expected demand growth did not materialise. As a result, significant generating capacity surpluses ensued, with system reserve margins in excess of 55% experienced in the early 1990s. Over time, these generation assets, which were not fully utilised, have been depreciated and paid off. This has resulted in a situation where Eskom presently has relatively low asset values and low debt, with resulting low tariffs (as tariffs are based on a rate of return methodology). There have been little or no new capacity expansions in the 1990's and 2000's.

Diminishing Generation Surplus Capacity

The SADC region is currently faced with diminishing generation surplus capacity and increasing transmission system constraints. In the last ten years, power demand in the SADC region has been increasing at a rate of about three percent per year, while there has not been a corresponding increment of investment in power generation and transmission capacity during the same period. As a result the generation surplus capacity has been diminishing steadily. The diminishing surplus capacity is largely due to the rise in power demand in the SADC region, partially caused by the increase in population of most SADC member states, sustained electrification efforts, increasingly robust economic growth, combined with no significant capital expenditure into generation projects from either the public or private sector.

The most fundamental reason for the prevailing situation is the lack of new generation capacity expansion in South Africa by Eskom, the region's largest producer by far, with a system maximum demand in excess of 34,000 MW. The main reason was a prolonged period of relatively moderate demand growth. However, the last few years have seen a sustained upturn in the South African economy with annual GDP growth rates approaching 5% and more, resulting in electricity demand growing at a similar pace. As a result, the surplus capacity and extensive system reserve margins have been rapidly eroded.

Assuming no new capacity increases, the SAPP has estimated that the current regional generation capacity will be insufficient to meet demand after 2007. South Africa is facing a similar situation. In South Africa, the reserve margin of the Eskom system has diminished to some 7.5% at peak demand, compared to a 'normal' situation where a reserve margin of 15% is considered acceptable to manage both planned and unplanned outages on the system.

With assumed annual GDP growth rates of 3% per annum and similar growth in electricity demand, this equates to a need for approximately 1,500MW of new generation capacity to be added per annum, of which 1,200 MW is required in South Africa alone.

To address the situation, Eskom has commenced with the re-commissioning of its three older coal fired power plants, expected to return approximately 3,600 MW of net capacity to the system over the period 2005 to 2011. Further decisions taken include the commissioning of a total of 2,000 MW of liquid fuel fired open cycle gas turbine plant, half of this by Eskom (by 2007) and the remaining by the South African government (by 2008/09). The latter capacity will be provided by the private sector through a competitive tender. Eskom is also committed to build an additional 1,330 MW pumped storage plant. In

all, Eskom expects to spend approximately ZAR84 billion (as of January 31, 2005 $1.00 = ZAR5.32, Bank of Canada) on new generation, transmission and distribution capacity in the next five years alone, of which some 75% relates to generation projects.

With effect from 2010 or shortly thereafter, major new base load generation capacity projects will be required, in South Africa as well as in the Southern Africa region, to cope with growth in demand of 1,500MW or more per annum.

South African Demand and Supply Balance

The illustration below shows two scenarios for development of power demand in South Africa over the period 2005 to 2030, as well as the existing and committed generating capacity available to serve this demand. It is evident that substantial further investments in new generation capacity, over and above what is already committed, will be required in the near term to address the widening supply deficit from around 2010 onwards. Should demand grow in line with the higher scenario (broadly consistent with a projected 4% electricity demand growth), the necessary generation investments will be higher than previously expected.



South Africa System Maximum Demand Forecast and Committed Generation Expansion Plan
Includes committed international sales (Mozal, Swaziland etc)
Generation Capacity includes HCB and is adjusted to reflect a 15% reserve margin
MW
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
2005
2010
2015
2020
2025
2030
Available 2004
Pumped Storage
Committed De-mothballing
Demand - High GDP Growth
Committed OCGT
Demand - NIRP (2.8%)GDP Growth

New Generation Capacity

While committed projects such as the de-mothballing of Eskom's older coal-fired plant and the adding of additional peaking plant in the form of open-cycle gas turbines and pumped storage will address some of the immediate concerns, no decisions have as of yet been taken in terms of adding substantial amount of new base load capacity to the system – needed from around 2010.

Of the approximately 20,000 – 30,000 MW of new generation capacity required to serve the South African market alone over the next 20 years, at least 60% of this, or 15,000 MW, is expected to come from new coal-fired power plants. This excludes the new base load capacity that will be required elsewhere in the region. The reason for the continued heavy reliance on coal is that few other energy

supply options (e.g. natural gas or hydro) are available to provide the amount of energy supplies required within this timeframe.

With a number of capacity constraints being experienced by Eskom, a substantial portion of new capacity may have to come from the private sector. The South African Government has indicated that the private sector will be expected to provide 30% of the new capacity required, with Eskom providing the rest. This provides for some 8,000 to 10,000 MW of new capacity being added by the private sector.

OVERVIEW OF BOTSWANA

General Overview

The Republic of Botswana achieved political independence in 1966 and has since enjoyed four decades of democratic government. Formerly known as the British protectorate of Bechuanaland, the country was formed by Britain in the late 1800s to prevent the territorial encroachment of Boers from the Transvaal and the German expansion from South West Africa. Situated in Southern Africa between Namibia, Zambia, Zimbabwe and the Republic of South Africa, it is a landlocked country with a population of approximately 1.6 million, of which the majority are concentrated in the east. Gaborone, the capital, is situated in the south east, close to other large towns such as Lobatse, Kanye and Molepolole. The official language is English, and Setswana is the local language.

Geography

Botswana covers an area of over 600,000 sq km, ranging from the Kalahari Desert in the south west to the Okavango Delta in the north west. The climate is semi-arid, with warm winters and hot summers. Although the country suffers from periodic droughts, overgrazing and gradual desertification, the Okavango Delta in the north west of Botswana forms an extensive swampland which is rich in wildlife and a popular tourist attraction. The abundant wildlife of the Okavango Delta has encouraged the establishment of the Moremi Wildlife Reserve and Chobe National Park, both of which have become renowned as amongst the best safari destinations in the world. The Kalahari Game Reserve is situated in the centre of the country, and the Gemsbok National Park in the south. As a result of the country's conservation practices and these extensive nature reserves, which are some of the continent's largest areas of wilderness, tourism is a growing sector.

Botswana has considerable mineral resources, including diamonds, copper, nickel, manganese, salt, soda ash, potash, coal, iron ore, cobalt, gold and silver deposits which are currently being exploited and developed. The terrain is predominately flat and is sufficiently fertile to sustain cattle, but since the beginning of the 1980s, diamonds have replaced beef as the leading export. In 2005, diamonds accounted for roughly 80% of total exports.

Social Conditions

In many respects, the infrastructure in Botswana approaches European standards. Almost half of the country's 8,800 kilometre road network is bitumen sealed and well-maintained, providing connections to the main towns and economic centres. Gaborone was elected as the capital due to its proximity to the main railway line linking Botswana with Zimbabwe and South Africa, although passenger use of rail transport is declining due to the growing popularity of road and air transport. The principal airport in Gaborone is well served by an increasing number of direct international flights, and it is also the hub for connecting domestic flights to Francistown and other destinations. The telephone network is owned by the independent Botswana Telecommunications Corporation and is 100% digital throughout the country.

The mobile phone market is expanding rapidly. Education is provided at virtually no charge, and almost half of Botswana's children go to secondary schools. Literacy is high, as almost 80% of the population aged over 15 is literate.

Estimates for 2004 put the adult prevalence rate of HIV and AIDS at 38.8%, a figure hard to quantify in view of the stigma attached to testing. The disease has left many thousands of children orphaned and has dramatically reduced the national life expectancy rate. Although the country has the world's highest known rate of HIV/AIDs infection, it is also has one of Africa's most progressive and comprehensive healthcare programs for dealing with the disease. Although there is no national health service, healthcare is provided almost free of charge. The government has pledged to tackle the spread of HIV-AIDs and aims to achieve an AIDs-free Botswana by 2016.

In January 2002 Botswana became the first African country to offer free antiretroviral drugs to the infected population, and the distribution of these drugs has been limited only by the lack of healthworkers available for the task. The African Comprehensive HIV/AIDS Partnerships (ACHAP) have been formed between pharmaceutical giant Merck, the Bill and Melinda Gates Foundation and the Botswana government. The AIDs fund established by the partnership is estimated at US $90 million a year and to date has enabled the opening of four infectious disease care clinics and 16 satellite clinics nationwide.

Unemployment in Botswana is estimated at 20-25% and 30% of its people are estimated to be living below the poverty line. Life expectancy is estimated by the United Nations to be 39 years for people living with AIDs and 68 years for those without AIDs.

The Economy

In the 1960s Botswana was one of the world's 20 poorest countries, with a per capita annual income of approximately 60 Pula (at that time equivalent to US$80). This situation was exacerbated by a severe drought which lasted several years, during which time one fifth of the population received famine relief from the international community.

Today, Botswana has a strong free-market economy and progressive social policies, and accordingly has benefited from significant foreign capital investment. For the past 20 years the economy has been dominated by the mining industry, notably diamond mining, which has become the country's leading export and which makes Botswana the largest producer of diamonds by value in the world (annual output is over 17 million carats).

A World Economic Forum (WEF) survey, released in June 2004, found that Botswana's economy is more competitive in business regulation and enforcement than those of Nigeria and South Africa. Among 25 African countries surveyed by the WEF, Botswana ranks highest in the quality of its public services and policies, and was voted as having the best institutions and macroeconomic climate for business to thrive.

In addition, the International Finance Corporation in 2004 cited Botswana as one of several countries with good macroeconomic policies and with the regulation and institutions to make them work. Since independence, Botswana has transformed itself into a middle-income country with a per capita GDP of approximately US $9,200 in 2004. GDP for 2004-2005 is estimated to have grown by 5.4%, compared with a growth of 6.7%. for 2003-2004. Inflation increased in May 2004 in particular, due to recent increases in government housing rental.

Botswana's major export partners are the European Free Trade Association, the Southern African Customs Union and Zimbabwe. It has also been awarded the highest sovereign rating in Africa by both Standard and Poor's and Moody's.

Political Conditions

Botswana is Africa's longest continuous multiparty democracy, with a separation of the executive and legislative bodies. It is among the continent's most stable countries and has a good human rights record. Botswana provided asylum for refugees and anti-apartheid activists from South Africa in the 1970s and 1980s, but did not take a strong political stance on apartheid due to its economic dependence on white-ruled South Africa and to its neighbour's military strength.

The ruling party is the Botswana Democratic Party, led by President Festus Mogae, who succeeded Quett Masire when he stepped down in 1998. The President is both the Chief of State and head of Government. Mogae was born in 1939 and trained as an economist at Oxford before working in senior government posts. He served as executive director for Anglophone Africa at the IMF and was governor of the Bank of Botswana from 1980 to 1981. In 1992, he was appointed vice-president. The President was elected by the National Assembly for a five year term commencing in October 1999 and second five year term commencing in October 2004.

The parliament is bicameral and consists of the House of Chiefs (the chiefs of the eight principal tribes, four elected sub-chiefs and three members elected by the other 12 members) and the National Assembly, whose members are directly elected for a five year term. The national age of suffrage is 18 and elections operate on three levels: the President, the National Assembly and the House of Chiefs. The legal system is based on Roman-Dutch law and local customary law.

The Mining Industry in Botswana

In 2005, mining contributed 36% of the country's GDP, representing a dramatic growth in the mining industry since Botswana's independence, where mining contributed just 1% of GDP. This is attributable to the development and discovery of several major diamond deposits. Botswana's mining industry provides employment for approximately 13,000 people, of which 80% are employed by the two biggest mining companies, Debswana and BCL. However, the BCL mine in Selebi-Phikwe is expected to close, which is fuelling fears of severe job losses.

Due to Botswana's poorly exposed geology, exploration techniques rely on geophysics to a large extent. The Kalahari Group is a rock formation which covers most of Botswana, increasing in depth from East to West. Karoo age flood basalts also cover most of Botswana, underlying the Kalahari sand to a large extent. As a result, the basement geology of most of Botswana is poorly exposed and understood, and information is based on drilling. From a mineral exploration perspective, much of the country remains unexplored. Recent exposure of stockpiles of mineral by-products may help to encourage an untapped market, notably using slag derived from copper ore which has numerous chemical industry uses such as fertilizer and aerated bricks, amongst other products.

Generally Botswana's mining policy aims to maximise the national economic benefit from development of mineral resources, achieved by:

(a) encouraging prospecting and new mine development;

(b) negotiating mining agreements which maximise the net national economic benefits resulting from mine operations;

(c) generating linkages with other sectors of the economy and increasing local value;

(d) creating employment and training opportunities for Botswana; and

(e) safeguarding the environment. Botswana has a National Conservation Strategy Coordinating Agency which promotes the use of environment impact assessment. Sectorally, regulations made under the *Mines and Minerals Act* 1999, detailed below, contain detailed requirements for environment control.

Mineral Legislation

Mining in Botswana is governed by the *Mines and Minerals Act* enacted in July 1999. The licensing regime allows the whole process from prospecting to mining to be automatic and predictable. Mineral rights are vested in the Republic of Botswana, which may grant one of a number of mineral concessions. Mineral concessions will not be granted to, *inter alia*, a company which is not in Botswana, unless such company has been incorporated under the Botswana Companies Act and intends to carry out the sole business of mining under a mining licence. A number of mineral rights may be granted including, but not limited to, the following.

Prospecting Licence

A prospecting licence will not exceed a period of three years and may not apply to an area larger than 1,000 sq km. It entitles the holder to enter upon any land to which the prospecting licence relates and:

(a) prospect for the mineral to which his prospecting licence relates;

(b) drill boreholes and make such excavations as may be necessary; and

(c) erect camps and put up temporary buildings for machinery necessary for prospecting purposes.

A prospecting licence is applied for by application to the Minister of Minerals, Energy and Water Resources (Botswana) (the "**Minister**") in the prescribed form setting out, *inter alia*, the following:

(a) that the applicant has sufficient capital, and the necessary technical competence and experience to carry on an effective prospecting operation. The Minister has the discretion to carry out negotiations, consultations and investigations to assess whether or not the applicant complies with this requirement;

(b) a proposed program for the prospecting operations which the Minister should be satisfied is adequate, and which makes proper provision for environmental protection; and

(c) the proposed prospecting area which should not be the same nor should it overlap on any other existing prospecting area, retention area, mining area or mineral permit area.

The holder of a prospecting licence is not permitted to remove any minerals from the prospecting area without the written permission of the Minister save for the purpose of having the mineral analysed, valued or tested in Botswana.

The holder of the prospecting licence is obliged to submit to the Director of Geological Survey not later than three months after the end of each year of the licence an audited statement of expenditure directly incurred under the licence. The holder is also obliged to keep full and accurate records of its prospecting operations which shall show all prospecting work done and a copy of such record has to be submitted to the Director of Geological Survey at least once every three months – failure to do so constitutes an offence.

A prospecting licence may be renewed for two subsequent periods of up to two years for each period, provided that the applicant is not in default and that the proposed program of prospecting operations is adequate. Upon renewal of the prospecting licence, the prospecting area shall be reduced in size to not more than half the area at the end of the prior period of the licence. The holder of a prospecting licence shall designate, prior to the end of each of the periods the area or areas to be eliminated from the prospecting area, failing which, the designation shall be made by the Minister.

Retention Licence

This is a right of retention granted to the holder over a prospecting area for periods not exceeding three years. It may be renewed once only for a further period of three years.

The Minister will grant such a licence provided *inter alia*:

(a) the applicant has completed a feasibility study in accordance with industry practice and the study has established that the deposit can be mined on a profitable basis at the time of the application; and

(b) the approved prospecting program in respect of the area applied for has been completed.

The holder of a retention licence is obligated to furnish the Director of Geological Survey and the Director of Mines with quarterly reports of activities. He is further obligated to furnish to the Minister by submitting to the Director of Mines as soon as they become available:

(a) results of all studies, survey and test, including analytical metallurgical, minerological and geophysical work incidental to those prospecting operations; and

(b) an annual report, an updated feasibility study and an audited statement of direct expenditure if any is incurred in the retention area during the year.

Upon the expiry of the first period of the retention licence, all information relating to the retention licence and prospecting licence save the feasibility study or proprietary information is placed on open file at the Department of Geological Survey.

Mining investors are able to defer development for two successive three-year periods. In the first, their rights will remain exclusive subject to confirmation that viable development remains impracticable, while in the second, with an escalating licence fee, limited rights of access to third parties to reassess the prospect will be allowed.

Mining Licence

The holder of a prospecting licence or a retention licence may apply for a mining licence. The application must be made by a company resident in Botswana which intends to carry on the sole business of mining under the mining licence applied for. A mining licence will be granted for a period not exceeding 25 years. A holder of a mining licence may apply for a renewal thereof by not later than one year prior to the expiry of such licence.

If there are competing applications the Minister will grant the licence to the applicant whose program makes the more beneficial use of the mineral resource of the area. The Minister only grants licences if satisfied that *inter alia*:

(a) the proposed program of mining operations will ensure the most efficient and beneficial use of the mineral resources in the proposed mining area;

(b) the proposed mining area is not the same nor does it over lap with an existing mining or retention area;

(c) the applicant has the capital, technical competence and experience to carry on effective mining operations; and

(d) the proposed financing plan submitted as part of the feasibility study is in accordance with good financial practice and provides for a debt to equity ratio of no more than 3:1.

Upon the issue of a mining licence, the Government of Botswana retains the right to acquire a minority interest in new mines (generally up to a maximum of 15%, save in respect of diamond mines where the percentage is negotiated), on commercial terms with the government paying its pro-rata share of costs incurred as well as expenditure to be incurred on the mine. Taxation of mining companies outside the diamond industry will normally be 25%, increasing on a sliding scale for very profitable projects up to a theoretical maximum of 50%, determined annually by reference to each mining company's profit ratio.

Royalty rates, calculated as a percentage of the gross market value of the mineral, are currently 10% for precious stones, 5% for precious metals and 3% for other minerals and mineral products (including coal).

Electricity Supply Act

The legal framework for the electricity sector in Botswana is set out in the ESA and the *Botswana Power Corporation Act*, 1974. In addition a number of by-laws and regulations exist. These include the *Electricity (Supply) Regulations* and the *Electricity Supply (Licensing) Regulations.*

The core element of the legal framework applicable to a proposed IPP is the ESA. The ESA makes provision for the licensing and control of undertakings involved in the generation and supply of electricity in Botswana. The principal provisions of the ESA provide for:

- a prohibition on the operation of plant for the supply or use of electricity and on the supply to another person of electricity, other than where authorised by a licence;
- the issue of generation and supply licences by the Minister;
- the Minister is required to consult with the BPC prior to the issue of the licence and the Minister is required to give precedence to the BPC's existing and future generation and supply plans;
- the granting of powers to licensees relating to wayleaves, streetworks, rights of entry etc;
- the acquisition of land by the President of Botswana for purposes associated with the generation and supply of electricity and the payment of compensation due under the *Acquisition of Property Act* to the landowner by the licensee; and
- the granting to the Minister powers to make regulations in consultation with the BPC for the purposes of the ESA.

The ESA provides that a proposed new IPP needs to operate under a licence issued by the Minister. As Botswana has no established electricity (or energy) sector regulatory agency, monitoring of compliance of an IPP will also be a responsibility of the Minister.

In terms of licensing of an IPP, compliance with the technical and procedural requirements set out in the *Electricity (Supply) Regulations* is required. This applies to issues such as metering, technical specifications and dispute resolution.

Furthermore, an IPP will have to comply with the requirements set out in the *Electricity Supply (Licensing) Regulations* which deals with procedural aspects relating to licences for the generation and supply of electricity. These Regulations provide guidance on issues such as governance arrangements, licence modifications, licence enforcement and licence revocation, but may need to be further detailed in the licence itself to give sufficient comfort to the Government of Botswana and the licensee. It is noted that the Minister may cancel a licence if the licensee is in breach of the requirements of the licence and the licensee fails to remedy the breach within one month of a notice from the Minister requesting the breach be remedied.

To obtain a licence, an application is made to the Minister covering relevant technical, financial, commercial and operational aspects of the generation operation as documented in a bankable feasibility study. The licence will be granted on terms and conditions in such form as the Minister may determine.

The licence will specify the agreed solutions for evacuation of power from the plant and connection of the plant to the national transmission grid of BPC (as may be relevant). This is necessary as no separate transmission grid code exists in Botswana at this stage.

MMAMABULA COAL PROJECT

Technical Report and Qualified Persons

The following information relating to the Mmamabula Coal Project has been derived, except where noted, and in some cases is extracted from a technical report entitled "Technical Report of Coal Investment Corporation: Mmamabula Coal Project" (the "**Technical Report**") prepared by Snowden effective November 4, 2005. Reference is made to the Technical Report for a complete description of the property and the maps, photographs and references contained in the Technical Report. Copies of the foregoing may be examined at the offices of Macleod Dixon LLP, 100 Wellington Street West, Suite 500, Toronto, Ontario M5K 1H1, during normal business hours and is available on the System for Electronic Data Analysis and Retrieval ("SEDAR") at www.sedar.com.

The Qualified Persons, as such term is defined in National Instrument 43-101 – *Standards of Disclosure for Minerals Projects* ("**NI 43-101**"), who prepared the Technical Report were Derek J. Loveday (B.ScHonours, Pr.Sci Nat) and C.M. Williams (M.Sc., GDE, Pr.Sci Nat). The Technical Report was reviewed by D. H. Kullman (MSc Eng, BSc). Mr. Loveday and Mr. Williams are independent for the purposes of NI 43-101.

Summary

The Mmamabula Coal Project is a greenfields coal exploration project situated within the greater Mmamabula coalfield in south-eastern Botswana. The project area encompasses an area of 508.4 km^2 covered by prospecting licence no. 11/2004.

CIC is evaluating the coal mineralization on the Mmamabula Coal Project as a potential supply of coal to an integrated coal fired power station or as a potential supply of coal to either the local and/or an export thermal coal market. The coal mineralization occurs within the Dibete Formation of the Upper Ecca Subgroup and Mmamabula Formations of the Middle Ecca Subgroup. The D1 seam of the Dibete Formation and M2 seam of the Mmamabula Formation have been identified from previous exploration

undertaken by British Petroleum's Coal Division ("**BP**") as having the most potential to be economically extracted. CIC has used BP's information as a basis for implementation of an infill drilling and sampling program. CIC plans to provide sufficient information on completion of its drilling program to delineate measured and indicated resources according to current CIM guidelines.

Snowden has reviewed the available information derived from previous and current exploration activity within the project area. Borehole logs and coal quality information provided to Snowden by CIC have been used by Snowden to construct a three dimensional (3D) block model of the geology in the project area. Snowden was able to demonstrate in the 3D model the spatial continuity of the D1 and M2 seams across the project area.

The coal quality information provided to Snowden by CIC has identified a need for beneficiation of the coal to reduce the sulphur content to an acceptable level for local and export steam coal markets. The washability results indicate that beneficiation of the coal will not adversely effect overall product yields.

Snowden is satisfied that the coal mineralization contained, as expressed in the D1 and M2 seams, has potential to be economically extracted as a supply of coal to either the local or export steam coal markets. Although the results from the exploration drilling received by Snowden to November 2005 were favourable, the information received was insufficient to be used to delineate indicated and measured resources according to current CIM guidelines. Snowden is confidant that on conclusion of the CIC drilling program, sufficient information will be attained for a resource statement that would satisfy CIM guidelines and can subsequently be used in a feasibility study.

Property Description and Location

The Mmamabula Coal Project is situated within the greater Mmamabula coalfield in south-eastern Botswana. It is located 120 km to the north of Botswana's capital city of Gaborone, and lies between the Gaborone-Francistown main road, and the border between Botswana and South Africa in the east.

The Mmamabula Coal Project covers a single prospecting licence (PL NO 11/2004). The prospecting licence was granted on April 1, 2004 and expires on March 31, 2007. The licence grants the holder the right to prospect for coal.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area can be accessed via the main tar road linking Francistown in the north with Gaborone in the south. There are a number of dirt roads that can be used to access the project area to the east of the tar road. These roads may become impassable without the use of four wheel drive vehicles during periods of heavy rainfall.

There is no formal infrastructure within the prospecting licence area. The nearest tar road is the Francistown-Gaborone main road, located approximately 7 km from the western border of the prospecting licence area. Running parallel to the tar road is a railway line, water pipeline and set of power lines that provide essential services to Gaborone.

The project area is very flat, with surface elevations varying between 800 m and 1000 m above mean sea level. The area is semi-arid with no surface water and is covered by savannah grasslands, shrubs and trees. The Surunami river course runs through the project area. This river flows only during the rainy season and is dry for the rest of the year.

The largest formal settlement found near to the licence area is the small railway siding settlement of Dibete. The rest of the area is covered by tribal lands and cattle ranches and as such is sparsely populated with a few tribal villages scattered across the prospecting area. The following potential water sources for development of a coal burning power station have been identified:

- wellfield(s) accessing 3 to 3.5 million cubic metres of water per annum;
- wellfield in the Limpopo river valley accessing 5 million cubic metres per annum (subject to international negotiation);
- 1 million cubic metres per annum from the water pipeline running along the railway line;
- 1 million cubic metres per annum of sewage water from the town of Mahalapye situated 60km away; and
- additional wellfields situated further away could supply an additional 4.9 million cubic metres per annum.

The nearest operational coal mines (collieries) are the Morupule colliery and Grootegeluk colliery. Morupule colliery is currently Botswana's only operational colliery, and is located within the Marupule Coalfield, approximately 120 km due north of the project area. Grootegeluk colliery is located in the Ellisras Coalfield of South Africa, approximately 50 km east of the project area. The Ellisras Coalfield is an extension of the Mmamabula Coalfield on which the project area is located.

History

Chronology of Exploration

The presence of coal within what is today known as the Mmamabula Coalfield was first investigated by the Geological Survey of the Bechuanaland Protectorate (known today as the Republic of Botswana) between 1950 and 1963. Several boreholes were drilled during this time which confirmed the presence of a coalfield. This coalfield was found to trend in an east/northeast direction from around the area of the Dibete village up to the South African border.

Following this first phase of broad regional exploration, Anglo American Corporation looked at the area briefly in the form of a data review in 1973. In 1981, exploration of the area began again by British Petroleum's Coal Division (BP).

The current licence area (PL 11/2004) currently held by Meepong covers the same area held previously by BP for a seven year period from 1981 to 1987. The BP exploration program covered a number of separate prospecting licences areas from 1981 to 1987. During this time, BP drilled a total of 236 open (percussion) and part-core boreholes amounting to more than 23,000 m of drilling.

BP Prospecting Licence 6/81

BP was granted prospecting licence 6/81 in 1981. The following three phased exploration drilling program was conducted between 1981 and 1985.

Phase 1

A total of 71 holes were drilled on a 4 km by 4 km grid spacing. The objective of the program was to identify target areas for follow-up drilling programs within the 513 km^2 of the licence area.

Phase 2

The second phase of drilling was used to target areas of interest in phase one and to reduce the overall drillhole spacing to 2 km. A total of 89 holes were drilled in phase two. During the phase two drilling program, the prospecting licence area was reduced by 50%. In addition to the slim core holes, two large diameter holes were drilled to collect 200 kg of samples for combustion testing.

Phase 3

A total of 60 holes were drilled with the aim of investigating coal quality variations within the areas of interest. During this time, a ground magnetic survey was conducted with the aim of detecting any igneous intrusions present within the retained areas. No such intrusions apart from possible deep, pre-Karoo, basement intrusives were detected. A wide 1 km line spacing was used for the ground magnetic survey.

BP Feasibility Study

In 1985, the prospecting licence area was further reduced by 50%. No further field work was conducted during this time period, however results from previous drilling and coal quality analyses were used to draw up a resource estimate for the final retained area. BP identified the potential for an export steam coal product to be produced from the final retained area of prospecting licence no. 6/81. Bateman Projects Limited ("**Bateman**") (a mining services company focusing on mineral processing) was subsequently contracted by BP to conduct a pre-feasibility study of this area.

A total historical resource in the final retained area was estimated by BP to be 1.3 billion tonnes, of which only the M2 seam (2 Seam) comprising 554.25 million tonnes (Mt) was deemed suitable to be mined for an export steam coal product (27.5 MJ/kg) at an average yield of 76%. These resources were estimated on the basis of a 0.5 m minimum seam width, 50% maximum raw ash and a 0.25 m maximum in-seam parting.

No resource category was stated for this resource estimate and no basis was given for the product yield. On the basis of the number of boreholes drilled in the final retained area, which contain coal washability data, an average borehole spacing of one borehole per 2.4 km^2 has been calculated by Snowden. On this basis, according to current CIM guidelines, it is Snowden's opinion that this resource estimate would not fall into any resource category using borehole density.

The pre-feasibility study conducted on behalf of BP by Bateman, in 1987, indicated that a mineable reserve of 163.8 Mt could be extracted from the M2 resource. This was calculated on the basis of two envisaged underground board and pillar operations producing a 27.5 MJ/kg export steam coal product at an average yield of 80.1% (adb - air dry basis).

These reserves were calculated on the basis of a minimum mineable seam thickness of 1.5 m, a 500 m to 100 m standoff zone from bounding faults, a 10% geological loss, 22% mining loss and an extraction rate calculated using a safety factor of 1.6 and a 6 m bord width. A computer based griding and contouring technique is stated by BP to have been used to calculate reserves. These resources (stated as reserves (BP, 1987)) were estimated by BP to fall into the measured category. Snowden had noted that at that time (1987) CIM resource and reserve definitions were not in-place.

According to current NI 43-101 guidelines, at least an indicated resource must be used as the basis for conversion to reserves by means of a pre-feasibility study. As Snowden has indicated above, the resource estimate would not reach any level of resource classification, and BP's historical reserve estimate cannot be classified according to CIM guidelines.

The Bateman pre-feasibility study was positive in that reserves for export steam coal indicated a potential life of mine of 20 years. On the basis of this positive pre-feasibility study BP applied for a mining lease for the final retained area of PL 6/81 in September 1987.

In the mining lease application, BP however stated that in its opinion, the international coal market was at that time (1987) over supplied. As a result, BP planned construction of the mine to commence only in 1992. According to information supplied to Snowden, no records of any further activity on the property by BP or any other party have been recorded prior to Meepong obtaining its prospecting licence.

BP Prospecting Licence 3/85

Immediately prior to BP's second 50% relinquishment of ground from PL 6/81, BP obtained a piece of ground formerly relinquished by it in the first 50% relinquishment from the original 6/81 licence holding, under PL 3/85. This licence was held for a period of only 4 months in 1985, during which time BP drilled an additional 4 holes in the area to investigate structural and coal quality trends.

BP Prospecting Licence 15/85

The ground formerly covered by PL 3/85 and an additional piece of ground covering the western area of interest, outlined by BP from the original PL 6/81 area, was taken up again by BP under PL 15/85 in 1985.

No further field work was conducted during the term of this licence, apart from a ground magnetic survey conducted at a 1 km line spacing. This survey did not identify any intrusive bodies apart from a deep magnetic source associated with the basement high between the western and eastern areas of interest outlined initially by BP operating under the original licence area 6/81 between 1981 and 1985.

During the tenure of the licence (PL 15/85) BP produced a report entitled "Mmamabula East Licence 15/85 Power Station Project, preliminary geological and mining appraisal". Existing boreholes drilled previously during the tenure of PL 6/81 for this area, at a spacing of between 2 km and 4 km, were used in this assessment.

Recoverable reserves to supply a 2400 MW power station with an average 21 MJ/kg calorific value (adb) product were estimated at 366.88 Mt, sourced from both the M2 (2 Seam) and D1 (Bench F) seams found within the area. No resource category classification was given, however it was stated that additional drilling would have to be completed to improve the resource confidence to the required level of accuracy for a successful power station tender. No further work is recorded for the ground covered by prospecting licence 15/91 prior to Meepong obtaining its prospecting licence.

Reliability of Historical Data

Only the BP geological reports, borehole logs, collar positions and analytical data were made available to Snowden. Snowden has been able to verify the BP collar positions in the field and the quoted tonnes outlined above and Snowden is confident that the BP data can be included in a coal resource estimates within the project area. However, given the low BP borehole density in the project area according to current CIM guideline, the above BP tonnage estimates (PL 6/81 and PL 15/85) cannot be classified as an

inferred, indicated or measured resource, and an in-fill drilling and sampling campaign would be required for a reliable resource estimates and classification.

Geological Setting

Surface Geology

The Mmamabula area is situated on the edge of the Kalahari basin. The licence area is generally covered by a 2 m to 42 m deep succession of windblown sand as well as calcrete formed by surface processes, representing the upper part of the Kalahari Supergroup in the project area. Recent alluvium is found along the Surunami and Limpopo rivers. Rare outcrops of more resistant pre-Karoo basement (Waterberg Supergroup sediments) are present in the extreme south-eastern portion of the Mmamabula South project area. In general, weathering in the area ranges from 15 m to 43 m depth with an average depth of 30 m from surface. Weathering has affected the uppermost coal seams in places but the deeper seams are largely unweathered.

Sub-surface Geology

The stratigraphy of the project area consists of basement Waterberg quartzites and pre-Karoo intrusive bodies that are unconformably overlain by the basal unit of the Karoo Supergroup, the Dwyka Group, which consists of pebbly sandstones and laminated mudstones of glacial origin. The Dwyka Group is then overlain by the Lower, Middle and Upper Subgroups of the Ecca Group, which hosts the coal seams. The local coal bearing formations developed within these subgroups include the Dibete Formation and Mmamabula Formation.

Structure

The coal bearing Karoo sediments within the Mmamabula Coal Project area are bounded to the north by the major Zoetfontein Fault and in the west by the smaller Sheleketa Fault and in the south by two smaller faults, the Southern Boundary Fault and the Palla Fault. Within this faulted basin, the coal bearing sediments are generally flat lying with occasional undulations in the pre-Karoo floor which cause local increases in the dip of the overlying coal strata. One very broad such undulation divides the Mmamabula East area into the eastern and western areas of interest defined by BP.

Igneous intrusions

Drilling to date has not intersected intrusive bodies within the coal bearing strata.

Magnetic surveys done over the property have not been at the required resolution to detect smaller intrusive bodies and have only indicated the presence of deep (pre-Karoo) magnetic sources.

Deposit Types

The deposit types found within the project area are strata bound coal deposits, occurring in coal seams deposited by means of sedimentary processes associated with peat accumulations in ancient alluvial fan settings.

Mineralization

The Ecca Group of the Karoo Supergroup, which is developed over most of the project area, contains the coal seams of economic interest.

The Lower Ecca (Mapashalela Formation) consists of mudstones, grading upwards into siltstones interbedded with sandstone horizons. This progresses upwards into the Middle Ecca (Mmamabula Formation) which contains interbedded mudstones, siltstones, sandstones and coal seams. Three coal seams have been correlated across the area, these being the M1, M2 and M3 seams, numbered from bottom to top. The M1 seam has an erratic thickness, pinching out in places. The M3 seam is also not consistently developed across the area, leaving the M2 seam (also referred to as the 2 seam by BP) as the main economic target within the Middle Ecca Subgroup. This seam has an average thickness within the Mmamabula East area of 3.2 m (BP, 1987) and is found at depths ranging from 22 m to 136 m, with an average depth to roof of 83 m.

The Upper Ecca (Dibete Formation) consists of a thick succession of up to 60 m of interbedded mudstones and coal seams with intermittent lenses of sandstone in places. Towards the top of this formation, the coal seams disappear, leaving around 15 m of grey-brown mudstones at the top of the Upper Ecca Formation. The Middle Ecca/Upper Ecca transition is marked by the basal Upper Ecca coal seam, termed D1 (referred to as Bench F by BP). The coal seams above the D1 seam, within the Dibete Formation are numbered D2 to D6. Above the D1 (Bench F) seam, BP numbered the coal seams Bench E to Bench A.

Within the Dibete Formation seams, the D1 seam is the main economic target due to its favourable thickness for underground mining and good steam coal properties. This seam varies in thickness from 1 m to 6 m and is found at depths of between 4 m and 100 m in the project area.

Exploration

Previous exploration within the current licence area has been undertaken by BP. The BP exploration program was restricted to open hole and part core drilling with some ground magnetometry surveys at 1 km intervals. The favourable results from the BP drilling campaign, given current market conditions, have given CIC the impetus to implement an in-fill vertical drilling campaign under the prospecting licence 11/2004.

GeoConsult, a South African based exploration company, has been contracted by CIC to conduct the exploration of the licence area.

The CIC drilling campaign is currently underway in the western portion of the project area. This drilling is being conducted on an in-fill basis, between existing BP holes in order to reach a final drill hole spacing of 350m in some areas and 500 m in others. Some verification drilling is planned directly adjacent to existing BP holes in order to randomly check the logging of these holes and to ensure proper correlation with the new holes.

A total of approximately 200 holes were planned during the course of this drilling program, to be complete by the end of 2005, of which approximately 175 were completed by this time At the time of the preparation of the Technical Report, logging of the first completed holes had just begun and there was therefore no new results to report on. Snowden is however of the opinion that suitable procedures are in place to ensure that reliable data is collected, thereby enabling meaningful upgrading of the information currently available which will be incorporated in an updated NI 43-101 compliant technical report in or about February 2006.

Should results, upon completion of the current drilling program, prove to be favourable in terms of marketable coal qualities and a realistic potential for extraction, then sufficient information will have been acquired to classify the coal resources into measured and indicated categories, according to current CIM

guidelines. It is further projected that this will enable proven and probable reserves to be declared according to current CIM guidelines.

Drilling

BP drilled a total of 236 holes (23,000 m) within the project area. All of these holes were drilled vertically and due to the fact that the coal seams are mostly flat lying, the seam intersections are close approximations to true seam widths.

Interpretation of BP drilling campaign results

Snowden was provided with collar positions, down hole sample intersections and sample assay information for 124 holes drilled by BP in the project area. A table containing depths of weathering obtained from drill logs for each of the above 124 holes was provided digitally by CIC. As of the date of the Technical Report the remaining 112 holes were being collated by CIC's consulting Geologist Pat Cochran and will be provided to Snowden before completion of the current drilling program for inclusion in the geological model.

Snowden used BP's borehole drilling results received from CIC prior to November 2005 to construct a three dimensional ("**3D**") model of the coal seam intersections that were sampled, and to cut these seams against the base of weathering, using the Datamine 3D modelling software package. This model has been used to verify historical drilling results and resource statements made by BP.

Snowden is of the opinion that an effective seam width of less than 5.0 m can be delineated for the D1 seam provided there are sufficient details in the borehole log descriptions and sampling intervals.

The depth of weathering is 30 m deep and penetrates the D1 seam in the centre of the project area. In addition to the effects of weathering on the D1 seam, the seams within this central zone tend to have increased shale development which has a negative effect on coal qualities and mineable seam thicknesses for both the M2 and D1 seams. On either side of this central zone, the coal seams are less affected by surface weathering and have coal qualities amenable to either an export steam coal or local steam coal product. Although there is insufficient information to interpret the depth and extent of the pre-Karoo basement, Snowden is of the opinion that the D1 and M2 seam development in the central zone is affected by a deep seated basement high (palaeo-high), which would explain the draping of the coal seams either side of this structure. This palaeo-high appears to split the coal seam development into a western and eastern zone. BP focused its follow-up drilling campaigns either side of this central zone as evidenced in Figure 9 1.

The M2 seam calorific values ("**CV**"), derived from the BP drilling program, indicate the coal to be well within the required range for a 22 MJ/kg (adb) local steam coal but would require some beneficiation to achieve an export steam coal grade of 27.5 MJ/kg (adb). The D1 seam sampled intersections were limited to 18 boreholes out of a total of 124 due to the seam either being weathered or the Dibete Formation coals not being sampled due to BP's previous focus on the export steam coal market. A significant portion of the raw composite D1 seam CV values are between the ranges of 20.0 MJ/kg (adb) and 22.0 MJ/kg (adb) which would require beneficiation for a local steam coal product of around 22 MJ/kg. Snowden has however, noted that the sampling widths for the D1 seam in some of the boreholes were up to 14.0 m thick, and hence some of these samples have potentially included the D2 to D6 seam and the burden rock types resulting in an overall lowering of the raw coal qualities.

Table 1 below summarises the coal qualities derived from coal washability data for 124 BP boreholes. An important feature of the raw coal qualities for the M2 and D1 seams is the high sulphur percentage in the

coal (greater than 1.7%). More than 1% sulphur in coal would be unacceptable for steam coal purposes. Although the raw coal sulphur values are high, Table 2 and Table 3 represent composite wash tables for the M2 and D1 seam, respectively. Both wash tables indicate that the trend in sulphur reduces dramatically to less than 1.0% sulphur below a float density of 1.8. This is indicative of at least 60% of the raw coal sulphur being primarily concentrated in an inorganic detrital form that is easily liberated by high density (> 2.0 g/cm^3) washing. Furthermore, the high density washing of the D1 seam will produce an theoretical yield of greater than 80% resulting in minimal loss of coal to discard (< 20 %).

Table 1 - Summary of D1 and M2 seam coal qualities received by Snowden form BP drilling campaign. All coal qualities are averages weighted on seam width and raw density per hole.

Seam	Seam Thickness (m)	Raw Density (g/cm^3)	IM %	Ash %	Volatiles %	FC %	Sulphur %	CV MJ/kg	Yield* %
D1	5.39	1.64	3.47	33.29	21.23	42.02	1.73	18.35	7.66
M2	3.28	1.53	3.33	24.19	24.23	48.26	2.13	22.46	59.03

*Seam width expressed as an arithmetic mean of the borehole seam composites, all qualities on air dry basis weighted on seam width and density; *theoretical yield for 27.5 MJ/kg product, IM Inherent Moisture, FC Fixed Carbon, CV Calorific Value*

Table 2 - Composite wash table for D1 seam from BP drilling campaign washability data

Float Density (g/cm^3)	IM %	Ash %	Volatiles %	FC %	Sulphur %	CV MJ/kg	Yield %
1.30	7.08	2	32.25	58.67	0.36	29.85	0.01
1.35	5.22	5.99	30.14	58.65	0.49	28.47	0.63
1.40	4.55	7.83	29.35	58.28	0.49	27.76	5.01
1.45	4.46	9.24	27.85	58.45	0.48	27.16	11.1
1.50	4.4	10.9	26.24	58.45	0.46	26.49	18.29
1.55	4.33	13.26	25.09	57.32	0.47	25.61	30.86
1.60	4.25	15.65	23.93	56.18	0.48	24.71	43.66
1.65	4.2	17.12	23.64	55.04	0.48	24.15	51.11
1.70	4.14	18.65	23.33	53.88	0.48	23.57	58.56
1.75	4.09	19.71	23.18	53.02	0.48	23.17	62.94
1.80	4.05	20.82	23	52.13	0.48	22.75	67.32
1.85	3.89	21.46	22.23	49.82	0.48	21.73	72.64
1.90	3.8	23.04	21.81	48.11	0.49	20.96	77.98
1.95	3.66	27.19	21.5	45.44	0.85	19.83	87.41
2.00	3.53	32.33	21.29	42.76	1.25	18.68	96.83
2.50	3.47	33.29	21.23	42.02	1.73	18.35	100

*All qualities on air dry basis weighted on seam width and density; *theoretical yield for 27.5 MJ/kg product, IM Inherent Moisture, FC Fixed Carbon, CV Calorific Value*

Table 3 - Composite wash table for M2 seam from BP drilling campaign washability data

Float Density (g/cm^3)	IM %	Ash %	Volatiles %	FC %	Sulphur %	CV MJ/kg	Yield %
1.30	3.98	6.08	32.25	57.70	0.52	29.31	11.58
1.35	3.98	6.81	31.44	57.77	0.53	28.99	19.51
1.40	3.97	7.86	30.39	57.78	0.53	28.56	31.42
1.45	3.93	9.07	29.27	57.73	0.53	28.07	44.49
1.50	3.87	10.36	28.14	57.63	0.54	27.57	57.82
1.55	3.84	11.23	27.68	57.24	0.56	27.23	63.60
1.60	3.81	12.22	27.15	56.82	0.57	26.85	69.53
1.65	3.79	13.03	26.84	56.34	0.59	26.55	73.06
1.70	3.76	13.91	26.50	55.83	0.60	26.22	76.63
1.75	3.73	14.61	26.29	55.37	0.62	25.96	78.94
1.80	3.70	15.37	26.05	54.87	0.64	25.68	81.28
1.85	3.59	16.91	25.48	53.09	1.01	24.83	85.96
1.90	3.50	18.94	25.00	51.41	1.38	24.01	90.63
1.95	3.41	21.39	24.58	49.80	1.76	23.22	95.31
2.00	3.33	24.19	24.23	48.26	2.13	22.46	100.00

*All qualities on air dry basis weighted on seam width and density; *theoretical yield for 27.5 MJ/kg product, IM Inherent Moisture, FC Fixed Carbon, CV Calorific Value*

The BP drilling campaign has highlighted the following significant structural and coal quality features:

- the Mmamabula Coal Project area is separated into a western zone and eastern zone due to a palaeo-high basement feature resulting in increased in-seam shale development and/or increased surface weathering in the central zone;
- further interpretative work is needed to identify D1 seam limits from the BP data to ensure that other Dibete Formation seams are not included within the D1 seam; and
- the high sulphur content in the M2 and D1 seam can be removed using a high density wash to reduce the sulphur content to less than 1% without a significant loss of coal to discard (< 20 %).

Snowden's interpretation of the BP drilling campaign results is based on only 124 boreholes over an area of approximately 513 km^2. Snowden believes the data is sufficient to demonstrate 3D continuity of the coal seams within the project area, there is currently insufficient data from BP for a resource estimate for the Mmamabula Coal Project.

CIC drilling campaign

The CIC drilling program currently has ten drill rigs operating in the project area. CIC's plan is to drill approximately 200 holes, with most planned for the western zone of the project area. Some of the early holes were drilled using air-flush coring methods, but because of poor production rates, all the rigs have since converted to using water flush methods. Snowden is not of the opinion that there will be any material bias in the sampling between holes using the air-flush and water flush methods. All holes are vertical and cored, producing 60 mm diameter core samples.

At the time of the completion of the Technical Report, Snowden had not received drillhole results and/or borehole logs from the current drilling program.

Sampling Method and Approach

BP Exploration

The BP drilling consisted of both open hole (percussion) and part-cored holes. The part-cored holes were percussed, in most instances, to above the M2 seam, which was subsequently cored. Both the chip samples and core samples were logged in detail and the thickness of the lithologies reconciled with geophysical logs using density, natural gamma and neutron logs. The coal seam cores were separated lithologically, with each subunit sampled and submitted for float and sink analysis. Each density fraction derived from the float and sink analysis was analysed for proximate analysis, calorific value, and sulphur content. Initial results received during the BP drilling campaign identified the M2 seam as having the most potential to be mined for an export steam coal product, and later phases of in-fill drilling only cored the M2 seam for sampling purposes. Select boreholes were identified by BP for more detailed analysis of the M2 seam for a 27.5 MJ/kg product determined from the float and sink analysis. This included:

- detailed combustion testing from the large diameter holes; and
- ash fusion temperature (reducing ^{O}C), hardgrove grindability index, abrasion index, trace element analysis (ppm), ultimate analysis, forms of sulphur, ash analysis and petrography.

In addition to the sampling of the coal seams, roof and floor samples were also collected from a number of holes for rock strength testing. These samples were taken on an 8 km grid spacing and subjected to uniaxial compressive strength, triaxial compressive, point load strength and slake durability testing.

CIC exploration

In terms of the current drilling program, the following is an extract from the current sampling procedure that has been drawn up and put in place by GeoConsult, which is supervising the current drilling program.

Logging and sampling procedures

Before commencing with lithological logging and sampling procedures, the core depths are compared with those of the geophysical logs. Where necessary, the core depths are adjusted to agree with the geophysical depths and the correct depths are then marked on the core at the end of each run in permanent marker; in white on coal seams and dark lithologies, and in black for the other rocktypes. The entire core for each borehole is then photographed with a digital camera for record purposes.

Logging of the boreholes is undertaken using a coding system specifically adapted for this project. Detailed logging and sampling of the coal intervals is carried out in conjunction with the detailed geophysical log, which assists with correlation of the coal units between holes and enables consistency to be maintained in selecting the sampling intervals. Coal cores are also split with a chisel to assist with visual estimation of the coal qualities.

Sample intervals within the seams are selected taking into account coal quality and partings, enabling qualities to be calculated for a variety of different composited intervals within the seam, or the entire seam.

For each sample the entire core is sampled. When sampling the lower seam of interest (the M2 seam) if a parting exists it is regarded as the M2-M3 parting (the M3 is above the M2). If the parting is less than 30 cm thick it is sampled together with the upper seam (M3), whereas if it is more than 30 cm thick it is sampled as a separate sample.

For the upper seam of interest, the D1 seam, which may achieve a width of nearly 50 m, partings are dealt with in a similar manner. However, as it is uncertain whether detailed correlation of the coal intervals above the lower two zones of interest, referred to as the D1 seam, is possible across the area, the samples are numbered sequentially from the base of the seam.

Snowden is satisfied that the above procedures are within accepted industry standards.

Sample Preparation, Analyses and Security

BP Exploration

The coal seam samples were submitted to the Inspectorate M&L laboratories located in South Africa. The samples were subjected to a float and sink analysis, with each fraction subsequently being analysed for proximate analysis, calorific value, and sulphur content. Select boreholes were identified by BP for more detailed analysis of the M2 seam 27.5 MJ/kg product, determined from the float and sink analysis. This included:

- detailed combustion testing from the large diameter holes; and
- ash fusion temperature (reducing ^{O}C), hardgrove grindability index, abrasion index, trace element analysis (ppm), ultimate analysis, forms of sulphur, ash analysis and petrography.

In addition to the sampling of the coal seams, roof and floor samples were also collected from a number of holes for rock strength testing. These samples were taken on a 8 km grid spacing and subject to uniaxial compressive strength, triaxial compressive, point load strength and slake durability testing.

Snowden has not been provided with details regarding any quality control and quality assurance program undertaken by BP in the transport, sample preparation and analyses. The sample residues (pulps) are no longer available for re-analysis and the laboratory does not have a copy of the original assay certificates. Copies of the assay certificates were provided by the Geological Survey of Botswana.

CIC Exploration

The following is an extract from the current sample preparation, analyses and security procedure that has been drawn up and put in place by CIC's consulting geologist Pat Cochran.

Sample collection and transport

All coal seams intersected in drill holes are placed in plastic sleeves and laid in core boxes by the drillers. The core trays are transported to the core yard where the plastic sleeves are cut open, the core is logged and the core depths reconciled against the wireline geophysics logs. Samples are described and marked off on the core using the wireline logs and recorded lithologies.

In order to provide sufficient sample mass for densimetric analysis the core is not split but the entire core of each sample is bagged in double plastic bags and the bags sealed with cable ties. Samples are numbered so that the sample number reflects the borehole number, seam identifier and the in seam

sample number. One indelibly marked sample label is placed inside the sample bag and another attached to the outside.

Samples are batched for transport and schedules prepared by the on site geologist showing the batch number, borehole number, number of samples and number of bags. One copy of this schedule accompanies the samples to the laboratory in South Africa and additional copies of this dispatch list and the necessary permits are prepared and given to the transport contractor for customs clearance purposes. A third copy is sent by e-mail to GeoConsult's Johannesburg head office which uses it to reconcile the samples when they are received at the laboratory.

All aspects of sample collection, dispatch from site and the reconciliation of samples received by the laboratory are undertaken by Geoconsult staff. Geoconsult is an independent consultancy providing geological, exploration and mineral resource estimation services to the minerals industry in Africa who have been employed by CIC. A further check on sample receipts at the laboratory is conducted by an independent geological consultant employed by CIC.

Snowden is satisfied that the above procedures are within accepted industry standards.

Analyses

All analyses are conducted by Witlab (Pty) Limited, an independent company specializing in coal sampling and analysis. Witlab's premises are situated in Witbank, Mpumalanga Province, South Africa. Witlab is in the process of obtaining accreditation through the South African National Accreditation System (SANAS).

On arrival at the laboratory samples are checked against the dispatch schedules and placed in the Witlabs secure store.

The following analytical procedure is followed:

1. Weigh sample and determine raw coal relative density
2. Crush whole sample to -25mm
3. Screen out -0.5mm material and determine yield of -0.5mm
4. Determine Proximate values CV and Total Sulphur on -0.5mm material
5. Conduct densimetric (float and sink) analyses on 25X0.5mm fraction at the following densities: F1.40, F1.50, F1.60, F1.70, F1.80, S1.80
6. On each resultant fraction determine Proximate values, C.V. and S
7. Report individual results certificates as fractionals and cumulates on hard copy and on computer disk in Excel compatible format
8. Report working copy of results as a "txt" file
9. Retain all sample residues until further notice

Witlab (Pty) Limited uses the following SABS, ASTM and ISO standard methods:

- the sampling of coal SABS 0135 Part 1 – 1977;
- preparation of a sample for Analysis SABS 0135 Part 2 – 1977;
- hard coal – Sampling ISO 1988 – 1975 (E);
- hard coal – Determination of total moisture ISO 589 – 2003 (E) SABS 923;
- sizing Analysis SABS 1070;
- float and Sink analysis ASTM – D4371;
- coal – Determination of moisture in the (ISO 331 – 1983 (E) analysis sample direct gravimetric method SABS 925;
- solid mineral fuels – Determination of the ISO 1171 – 1997 (E) ash content SABS 926;
- hard coal and coke – Determination of ISO 562 – 1998 (E) volatile matter content SABS 927;
- solid mineral fuels – Determination of ISO 1928 – 1995 (E) gross calorific value by the bomb calorimetric method and calculation of net calorific value;
- solid mineral fuels – Determination of fusibility ISO 540 – 1995 (E) of ash – High temperature tube method SABS 932;
- coal – Determination of the crucible ISO 501 – 1981 (E) swelling index SABS 933; and
- solid Mineral Fuels – Determination of ISO 351 – 1996 (E) total sulphur – high temperature combustion method.

Witlab is an independent laboratory.

Snowden is satisfied that the above procedures are within accepted industry standards.

Quality Control

Within the laboratory control of proximate values, calorific value and total sulphur content is maintained by a system routine analysis of standard samples.

Witlab is a participant in the Coalspec Proficiency Testing Scheme system which provides an external control against which that laboratory's results for check samples are compared against results for the same sample from 53 other participating laboratories in South Africa and abroad. The scheme is administered by Coal and Mineral Technologies (Pty) Limited which is a subsidiary of the South African Bureau of Standards.

Snowden is satisfied that the above procedures are within accepted industry standards.

Data Verification

Snowden has verified the collar position of BP borehole ME008 during to site visit to the property on 25 October 2005, using a hand held Garmin GPS. The database position for the hole was found to be within 10 m of the position obtained with the GPS in the field.

Drilling, core retrieval and logging practices were inspected during the site visit and found to be to an acceptable standard.

Ten percent of the 124 BP boreholes used to construct the 3D model have been checked against the original hard copy logs produced by BP and found to agree with the digital intersection data provided to Snowden.

The 3D resource model constructed by Snowden from the digital copy of the BP data which was provided to Snowden, was used to verify the BP's historical in situ tonnage estimates for the final retained area of PL 6/81, made by BP. There was a 3.4% difference between the Snowden's estimated tonnes and BP's estimated tonnes for the M2 seam. This indicates the validity of the historical BP estimate of in situ tonnes.

No verification of the BP washability data was possible as the sample residues (pulps) are no longer available for re-assays.

Adjacent Properties

No operating mines have been established to date within the Mmamabula Coalfield. However, there is one currently operating mine within the extension of the Mmamabula coalfield on the South African side of the border (the Ellisras Coalfield). This mine, the Grootegeluk Colliery, owned by Kumba Resources, has the following annual production (obtained from the 2004 Kumba annual report):

- 13.9 Mt thermal coal (local power station use);
- 1.99 Mt soft coking coal (30% export); and
- 1.49 Mt thermal coal (18% export).

Grootegeluk is an open cast mine situated some 50 km due east of the Mmamabula Coal Project area. Coal here is mined from multiple seams from both the Upper and Middle Ecca Subgroups.

Mineral Processing and Metallurgical Testing

Snowden has observed and demonstrated from information provided from the BP drilling program that the raw coal qualities for both the D1 and M2 seams would need to be beneficiated to achieve the desired sulphur content of less than 1% in an export (27.5 MJ/kg) or local (22 MJ/kg) grade steam coal. Although there is currently insufficient information to determine to what extent the coal seams need to be washed to achieve a range of product specifications as per market requirements, Snowden is confidant that the current drilling program will provide sufficient information for a detailed washability and yield optimization exercises.

BP contracted Babcock Power (Research) to conduct combustion testing on M2 seam within the project area. Tests indicated that ash agglomeration would not cause a problem in power station burners. The Hardgrove index was slightly lower than the accepted minimum on international markets at the time

(average of 48 versus an accepted minimum of 50). Babock stated that: "although harder and more abrasive than many coals, a standard milling facility would still be suitable for the coal". A burn temperature of 650^0C was obtained, which when compared to other coals, was described as 'average'. The thermogravimentric combustion profile was found to be consistent with that obtained for South African steam coals.

Mineral Resource and Mineral Reserve Estimates

No estimate of the coal resources and reserves for the project area can be made at this stage due to a lack of data at the required level of density according to current CIM guidelines. Although a first pass 3D model of the Mmamabula East area has been constructed, CIM compliant resource estimates cannot be made from this model due to the lack of sufficient data density.

Interpretation and Conclusions

The drillhole results received from the BP drilling program have been used by Snowden to construct a 3D block model of the coal deposit contained within the Mmamabula Coal Project area. Snowden has been able to demonstrate that there is sufficient data to outline the continuity of at least two potentially mineable coal seams in 3D space, however the historical information received and reviewed by Snowden has been insufficient to classify coal resources and reserves according to current CIM guidelines.

Modelling of the M2 and D1 coal seams and review of borehole information has identified a central zone of weathered coal and/or increased shale lenses within the seams. Snowden is of the opinion that this is the effect of a pre-Karoo basement feature or palaeo-high which separates the exploration target areas into an eastern and western zones.

The historical coal quality information from BP borehole samples has been sufficient to provide an overall approximation of the coal qualities and washability characteristics for the M2 seam and D1 seams. Snowden has identified the M2 and D1 seams to have a relatively high sulphur content (greater than 1.7% in coal) that can be separated by dense medium separation processed without a significant (less than 20%) loss in overall product yield for a 22 MJ/kg local steam coal product. The current information provided to Snowden on the D1 seam suggests that the D1 seam needs to be re-evaluated to ensure that there is no dilution of coal qualities associated with incorrect seam correlation and sampling.

Snowden is of the opinion, given current market conditions, that the historical information derived from the borehole records and technical reports can be used as justification for further coal exploration within the Mmamabula Coal Project area. Snowden has not been able to evaluate the results of CIC's current drilling, however, Snowden is confident that CIC's drilling program has the potential to delineate a measured and indicated coal resource that will fulfil the requirements of the CIM guidelines, should results from the current drilling be in line with those previously obtained by BP.

Recommendations

Following review of the historical data, Snowden has identified the following items that need further work.

- The BP drillhole spacing needs to be reduced to less than 500 m for the delineation of at least indicated resources according to CIM guidelines;
- the D1 seam intervals need to be re-evaluated to ensure appropriate interpretation; and

- more washability data is required for the D1 seam given that past exploration has focused primarily on the M2 seam.

It is Snowden's opinion that the current CIC exploration program is addressing the above recommendations. At the time of the preparation of the Technical Report, Snowden was not been able to evaluate the results of CIC's current drilling program, and as such could not comment on any gaps in the data that would require further evaluation.

CIC's exploration budget for this first phase of exploration, as outlined by GeoConsult, is set out below (as of January 31, 2006 $1.00 = ZAR5.32, Bank of Canada).

Category	ZAR	CDN$
Professional Fees	1,769,975	332,578
Consultants	500,000	93,950
Contract Labour	378,757	71,168
Drilling	11,584,117	2,176,656
Geophysical Logging	566,196	106,388
Analyses	3,561,338	669,175
Transport/Travel	332,669	62,509
Data Capture/Reports	45,032	8,462
Field Expenses	710,609	133,523
Meals/Accommodation	22,923	4,307
Admin/Overhead Costs	450,000	84,555
TOTAL	19,921,616	3,743,272

Snowden views the above schedule of costs as fair and reasonable. Further phases of drilling cannot be recommended at this stage given that the results of the current drilling program need to be independently evaluated.

OTHER PROJECTS

The source of any technical information set out below as it relates to the Mmamabula South prospecting licence has been prepared by management of CIC or external geology consultants (where specified).

Mmamabula South (PL NO 75/2002)

Mmamabula South is located in south-eastern Botswana, approximately 250 km west of Mmamabula East (PL NO 11/2004). The Mmamabula South (PL NO 75/2002) prospecting licence was renewed by the Ministry of Minerals, Energy and Water Resources (Botswana) effective July 1, 2005 and ending June 30, 2007, subject to a relinquishment of not less than half of the initial prospecting area covered by the licence. The area of the licence prior to the 50% relinquishment was 280.1 km^2 and after the relinquishment, 140 km^2. The configuration of the original licence area was such that the entire coal resource area of interest was included within the proposed retained area. The following overview was prepared by Geo-Consult International (Pty) Ltd., geological consultants to CIC.

Introduction

The Mmamabula South prospecting licence was first granted to Meepong Investments on July 1, 2002 for a period of three years. Prior to that, the licence area had been held by Amax Exploration (Botswana) Inc. ("**Amax**"), which it relinquished in 1987 after drilling 46 boreholes on a widely spaced grid. This work enabled Amax to broadly define the geological structure and make a preliminary assessment of the coal

quality and resources, which is not complaint with current NI 43-101 requirements respecting resource classifications. During the first 6 months of 2005, 6 exploration boreholes were completed on Mmamabula South prior to the expiry of the initial licence period on June 30, 2005.

General Geology

The licence area contains two coal seams of economic interest, namely the M1 and M2 seams, which are developed within the Middle Ecca group of the Karoo Supergroup. The average thickness of the seams is about 3.3 m and 5.5 m respectively and they are separated by 9-21 m of sandstone. The seams strike generally about North North East and dip gently to the North North West. In the east they are truncated by the weathered zone, which varies in depth from 40m in the east to up to 90 m in the west.

The northern limit of the area of interest is defined by the east-west trending Zoetfontein fault, which also bounds the Ellisras coalfield in South Africa, some 100 km to the east. Internally the area can be divided into three blocks by a series of northwesterly trending faults.

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by the audited financial statements of CIC for the period ended and as at November 30, 2005 (see "Financial Statements" below).

	Period From Incorporation (March 10, 2005) to November 30, 2005
Financing Costs	$ 231,625
General and Administrative Expenses	465,417
Net Loss	(697,042)
Per CIC Share - weighted average	(0.04)
Per CIC Share (Fully Diluted) - weighted average	(0.04)
	As at November 30, 2005
Working Capital	4,039,865
Deferred Exploration Expenditures	3,736,109
Other Assets	5,190
Shareholders' Equity	7,781,164
Number of Securities [(1)]	22,425,000

Notes:

(1) There are 28,031,250 CIC Common Shares issued and outstanding as of January 31, 2006.

For further details relating to financial operations of CIC, see "Financial Statements" below.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the results of operations of CIC for the period commencing on the date of incorporation of CIC (March 10, 2005) and ending November 30, 2005, and should be read in conjunction with the financial statements of CIC for such period, together with the accompanying notes, included elsewhere in this Information Brochure.

Forward Looking Disclaimer

Management's Discussion and Analysis ("**MD&A**") of the consolidated financial position for the period ended November 30, 2005, should be read in conjunction with CIC's consolidated financial statements and notes thereto for the period ended November 30, 2005 as well as the Technical Report prepared in respect of the Mmamabula Coal Project.

Certain information in this MD&A contains forward-looking statements, based on CIC's estimates and assumptions, which are subject to risk and uncertainties. This may cause the actual results and performance of CIC to differ materially from the forward-looking statements contained in this MD&A.

Overview

Introduction

CIC is a corporation incorporated in the British Virgin Islands. It was established to engage in the acquisition, exploration, development and operation of two coal properties in Botswana. CIC, through its wholly-owned subsidiary, Meepong, holds an interest in two prospecting licences, Mmamabula East and Mmamabula South, covering approximately 640 square kilometres of the Mmamabula coalfields in Botswana. In December 2005, CIC acquired a 51% interest in Meepong after completion of the funding of US $2 million for the exploration and development of the Mmamabula Coal Project. Subsequently, in January 2006, the holder of the remaining interest in Meepong exercised its right to sell its interest therein to CIC and CIC acquired the remaining 49% interest in Meepong in exchange for 5,606,250 CIC Common Shares, together with cash consideration of US $2 million payable 5 business days after the proposed listing of the common shares of MergeCo (as hereinafter defined) on a recognized stock exchange.

The Mmamabula Coal Project contains coal resources which may be suitable as thermal coal for a coal-fired power generation plant. Assuming no further generation capacity increases, the Southern African region is expecting major peaking power shortages as early as 2007 and major baseload generation capacity shortages as early as 2011 according to Standard Bank of South Africa Limited. Consequently, the regional utilities are aggressively promoting new projects and require additional power. In light of this, provided the project is supported by a positive bankable feasibility study and CIC obtains all applicable regulatory permits and enters into a power supply agreement with a major electricity supplier, CIC is planning to develop the Mmamabula Coal Project as an export-based mine-mouth coal power station supplying the Southern African power grid commencing in 2011.

Critical Accounting Estimates and Accounting Policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") and its interpretations adopted by the International Accounting Standards Board ("**IASB**"). These are CIC's first consolidated financial statements.

There are no material differences between the CIC's accounting policies under IFRS and Canadian GAAP.

Basis of preparation

The financial statements are presented in Canadian Dollars, rounded to the nearest dollar. They are prepared on the historical cost basis except for financial instruments which are stated at fair value. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Basis of consolidation

Subsidiaries are entities controlled by CIC. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

As Meepong Resources (Proprietary) Limited recorded losses, no minority interest has been recognized.

Foreign currency transactions

Transactions in foreign currencies at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on transactions are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations including goodwill and fair value adjustments arising on consolidation are translated to Canadian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Canadian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange rate differences arising on retranslation are recognized directly in a separate component of equity.

Plant and equipment

Plant and equipment, including furniture and equipment, is stated at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of each item of plant and equipment. The estimated useful lives of furniture and equipment is 3 years.

Exploration properties

Mineral exploration properties are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are capitalized and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because

continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

CIC considers its exploration costs to have the characteristics of plant and equipment. As such, CIC capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the property is dependent on the ability of CIC to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

Risks

The exploration and development of mineral deposits involves significant financial risks. The success of CIC will be impacted by a number of factors including financing, currency, exploration and extraction risks, political uncertainty, regulatory issues and environmental and other regulations.

Trade and other receivables

Trade and other receivables are stated at their cost less impairments. Irrecoverable amounts are written off during the period in which they are identified.

Cash and cash equivalents

Cash and cash equivalents include cash balances and trust accounts. The carrying of value of cash and cash equivalents approximate their fair value.

Impairment

The carrying amount of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Provisions

A provision is recognized in the balance sheet when CIC has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Environmental rehabilitation provision

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when the likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Trade and other payables

Trade and other payables are stated at cost.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting taxable profit, and differences relating to investments in subsidiaries to the extent they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future tax profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(Loss) per share

(Loss) per share ("**EPS**") is calculated based on the net loss after taxation for the period divided by the weighted average number of shares in issue for the period. Diluted EPS per share is presented when the inclusion of shares that may be issued in the future has a dilutive effect on loss per share.

Disclosure of Outstanding Share Data

The following details the share capital structure of CIC as at January 11, 2006. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Number	Total
Issue of shares under private placement on March 10, 2005	15,000,000	
Issue of shares under private placement on July 19, 2005.	6,825,000	
Issue of shares under private placement on July 29, 2005.	600,000	22,425,000
Warrants issued under private placement on July 19 and July 29, 2005.	4,195,125	4,195,125
Issue of shares for acquisition of 49% of Meepong on January 3, 2006.	5,606,250	5,606,250
Total fully diluted number of shares		**32,226,375**

Financing

In July 2005, CIC completed a private placement of 7,425,000 units for the total gross proceeds of US $7,425,000. Each unit consisted of one CIC Common Share and one-half of one (1/2) common share purchase warrant (each a "**CIC Warrant**"). Each CIC Warrant entitles the holder thereof to purchase one CIC Common Share at a price of US $1.75 for a period of thirty-six months from the first day of trading following listing of the CIC Common Shares on a recognised stock exchange provided that, in the event that the CIC Common Shares trade at a price in excess of US$2.50 for a period of twenty consecutive trading days at any time after the first day of trading on a recognised stock exchange, CIC may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire at 4.00 p.m. (Toronto time) on the 30th calendar day after the date on which such notice is deemed to have been received by the holders. The cost of the private placement was US$487,387.

Under the terms of the offering, CIC agreed to use its reasonable commercial efforts to obtain a listing of CIC Common Shares on a recognized stock exchange or to complete a reverse take-over or similar transaction with a company listed on a recognized stock exchange. In the event that such listing or transaction is not completed by March 31, 2006, CIC agreed to issue to each subscriber under the private placement an additional 0.15 units without payment of any additional consideration (each whole unit consisting of one CIC Common Share and one-half of one CIC Warrant). In the event that such listing or transaction is not completed by July 19, 2006, CIC agreed to issue to each subscriber under the private placement a further 0.15 units without payment of any additional consideration (each whole unit consisting of one CIC Common Share and one-half of one CIC Warrant).

Capital Expenditure on Exploration Projects

The property on which the company's subsidiary carried out exploration and development activities is located in Botswana. The mineral property is:

Name of Project	Current percentage of interest in project	November 30, 2005
Mmamabula	100%	$3,736,109

Results of Operations

Review of Certain Operating Expenses

(in thousands of $)	Period ended Nov 30, 2005
Administration(1)	328
Management fees(2)	137
Foreign exchange	244

Notes:

(1) Administration costs include the office and general expenses as well as personnel costs.

(2) Management fees were paid to Tau Capital Corp.

Financial Condition, Liquidity and Capital Resources

Cash Flow Highlights

(in thousands of $)	**For period ended Nov 30 2005**
Operating activities(1)	$ 807
Financing activities(2)	8,482
Investing activities(3)	(3,742)
Ending cash balance	5,548

Notes:

(1) Cash utilized in operating activities is made up of the operating loss of $714,048 adjusted by Accounts Receivable of $43,905, Taxation of $4,942 and Accounts payable and Liabilities of $1,548,012.

(2) Financing activities generated $8,482,188 through the issuance of common shares.

(3) Investing activities consumed $3,741,775 due to expenditure on the Mmamabula Coal Project and the purchase of plant and equipment.

Related Party Transactions

Transactions with related parties

Included in the financial statements are payments made to companies under the control or significant influence of officers and directors of the Company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of the business. A summary of these transactions follows:

		2005
Management and administrative service fees Paid to Tau Capital Corp.	$	137,464
Consideration paid to original shareholders in terms of the shareholders agreement	$	580,000
Trade payables	$	433,189

Transactions with directors
Directors remuneration included in personnel expenses $55,000

Risks and Uncertainties

CIC does not have any policies for controlling risks associated with its financial instruments.

The principal activity of CIC is the acquisition, exploration, development and operation of coal properties and it is inherently risky. Exploration is capital intensive and CIC currently has no source of income. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of CIC. See "Risk Factors".

MANAGEMENT OF CIC

Directors

CIC has a board of directors consisting of three individuals. The following sets forth the name, municipality of residence, positions held with CIC and the principal occupation of each of the directors of CIC within the five preceding years.

Name and Municipality of Residence	Director Since	Principal Occupation	Number of CIC Common Shares Held	
			#	%
Gregory S. Kinross Johannesburg, South Africa	March 10, 2005	CEO, Coal Investment Corp., 2006 to present; Executive Vice-President Business Development, Tau Capital Corp. (private investment and management services company), 2005 to present; Private Equity, Self-Employed 1998 to 2004	510,000 (1)	1.82%
Warren Newfield Thornhill (Ontario), Canada	March 10, 2005	President and CEO, Tau Capital Corp. (private investment and management services company), 2000 to Present; President and CEO, AfriOre Limited (public mineral exploration and development company), 2000 to present; Vice-President Corporate Development, Platexco Inc. (public platinum exploration and development company), 1997 to 2000	1,862,083 (2)	6.64%
Joshua Leventhal Ramat Beit Shemesh, Israel	September 26, 2005	Founder, J.L. Enterprises (private import/export and investment company)	Nil	Nil

Notes:

(1) Mr. Kinross, directly or indirectly, exercises control and direction over 510,000 CIC Common Shares, which are registered in the name of Grovest Trust, a family trust of which Mr. Kinross is a beneficiary.

(2) Mr. Newfield, directly or indirectly, exercises control and direction over 1,862,083 CIC Common Shares, which are registered in the name of The Warren Newfield Family Trust.

A description of each of the directors of CIC (including details with regard to their principal occupations for the last five years) follows:

Gregory S. Kinross is the CEO of Coal Investment Corp. since 2006. Mr. Kinross is also the Executive Vice-President, Business Development of Tau Capital Corp. since 2005. Prior to that, he carried on a private equity and investment banking business from 1998 to 2004. Prior to 1998, Mr. Kinross spent three years at PricewaterhouseCoopers in South Africa. Mr. Kinross, a Chartered Accountant, received a Bachelor of Commerce Degree (With Distinction) from the University of the Witwatersrand in 1993 as well as a Bachelor of Accountancy Degree (With Distinction) from the University of the Witwatersrand in 1994.

Warren Newfield is the President and CEO of Tau Capital Corp. since 2000. Mr. Newfield is the President and CEO of AfriOre Limited since November 2005. Prior to 2000, he was a director and Vice-President, Corporate Development of Platexco Inc. from 1997 to 2000. Mr. Newfield also serves as a director of AfriOre Limited, BrazMin Corp, Coal Investment Corp. and Hamilton Coal Enterprises Limited.

Joshua Leventhal is the founder and owner of J.L. Enterprises, a private import/export and investment company. Mr. Leventhal attended the Schulich School of Business at York University.

Officers

The following table and the notes thereto state the names and municipal addresses of each of the officers of CIC, their position, their principal occupation(s) within the past five years and the number of CIC Common Shares owned, directly or indirectly, or over which control or discretion is exercised by each of them.

Name and Municipality of Residence	Proposed Position	Principal Occupation(s) Within Past Five Years	Number of CIC Common Shares (1)	
			#	%
Gregory S. Kinross (2) (3) Johannesburg, South Africa	Chief Executive Officer	CEO, Coal Investment Corp., 2006 to present; Executive Vice-President Business Development, Tau Capital Corp. (Investment and Management Services Company), 2005 to present; Private Equity, Self-Employed 1998 to 2004	510,000 (5)	1.82%
Sue M. J. Myburgh(4) Johannesburg, South Africa	Chief Financial Officer	Chief Financial Officer AfriOre Limited (Mineral Exploration and Development) 2004 to present; prior to that Financial Manager of AfriOre Limited.	50,000	0.17%
Francois H. Badenhorst Johannesburg, South Africa	Chief Operating Officer	COO of CIC since 2005; Executive Manager, Eskom Holdings Limited, 1986 to 2005	350,000	1.25%
Pluto Nominees Limited Gabarone, Botswana	Secretary	n/a	nil	nil

Notes:

(1) Based on the number of issued and outstanding CIC Common Shares as at the date hereof.

(2) Currently a director of CIC.

(3) Mr. Kinross devotes approximately 80% of his working time to his duties as the Chief Executive Officer of CIC.

(4) Ms. Myburgh devotes approximately 50% of her working time to her duties as the Chief Financial Officer of CIC.

(5) Mr. Kinross, directly or indirectly, exercises control and direction over 510,000 CIC Common Shares, which are registered in the name of Grovest Trust.

Except for the biography of Gregory S. Kinross, which is set out above under the heading "Directors", the biographies of the other officers of CIC are set out below:

Sue M. J. Myburgh is the Chief Financial Officer of CIC since 2006. Ms. Myburgh is also the Chief Financial Officer of AfriOre Limited since 2004. Prior to that, she served as the Administrative and Financial Manager of AfriOre Limited and its subsidiaries from 1997 to 2004.

Francois H. Badenhorst is the Chief Operating Officer of CIC since 2005. Prior to that, Mr. Badenhorst served as the Executive Manager of Eskom Holdings Limited from 1986 to 2005. Mr. Badenhorst received a Bachelor of Science degree from HTS Potchefstroom in 1985.

Pluto Nominees Limited ("**Pluto**") was appointed Secretary of CIC on March 10, 2005. Pluto is a Barbados-based company offering company secretary services. Pluto does not own, directly or indirectly, any CIC Common Shares.

Ownership of CIC Common Shares by Directors and Officer

As of the date hereof, the current directors and officers of CIC as a group, own, directly or indirectly, an aggregate of 2,772,083 CIC Common Shares or approximately 9.89% of the outstanding CIC Common Shares.

Conflicts of Interest

Certain of the directors of CIC also serve as directors and/or officers of other companies involved in coal exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by any of such directors involving CIC will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of CIC and its shareholders. In addition, each of the directors is required to declare the material facts of the interest and act in accordance with the conflict of interest provisions set out in the articles of association of CIC.

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth the compensation of CIC's Chief Executive Officer, Chief Financial Officer and Chief Operating Officer for the period since incorporation (March 10, 2005):

Summary Compensation Table

	Annual Compensation			Long-Term Compensation			All Other Compensation
				Awards		Payouts	
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs[(1)] Granted	Shares or Units Subject to Resale Restrictions	LTIP[(2)] Payouts	
Gregory Kinross, Chief Executive Officer	$55,000	-	-	-	-	-	-
Francois Badenhorst, Chief Operating Officer	$38,835[(3)]	-	-	-	-	-	-
Sue Myburgh, Chief Financial Officer	Nil	-	-	-	-	-	-

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Mr. Badenhorst's annual compensation is denominated in South African Rand (as of November 30, 2005 $1.00 = ZAR0.1805)

CIC does not have any long term incentive plans nor does it provide retirement benefits for its directors and officer.

Employment and Consulting Contracts

No person has an employment contract with CIC or any of its subsidiaries, other than: (i) the employment agreement entered into as of August 24, 2005 by Coal Investment Corp Services (Proprietary) Limited with its Chief Operating Officer, Francois Badenhorst, which provides for the payment of the executive's annual salary of $145,000. The agreement may be terminated by Coal Investment Corp Services (Proprietary) Limited upon three months written notice to Mr. Badenhorst. Subject to regulatory approval if required, all vested stock options, if any, granted to the terminated executive shall lapse if not exercised within nine months of the executive's employment being terminated; (ii) the employment agreement entered into as of January 1, 2006 by CIC with its Chief Executive Officer, Gregory Kinross, which provides for the payment of the executive's annual salary of $240,000 and is for an initial term of three years, terminating on December 31, 2008, subject to renewal by the parties to the agreement; and (iii) the consulting agreement entered into as of January 1, 2006 by CIC with Warren Newfield, a director of CIC, which provides for the payment of monthly consulting fees of $10,000 and is for an initial term of three years, terminating on December 31, 2008, subject to renewal by the parties to the agreement.

Compensation of Directors

The directors do not receive any compensation from CIC in their capacity as such, other than the reimbursement of travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings and for dealing with CIC business matters.

ADMINISTRATIVE SERVICES

CIC has entered into an administrative services agreement (the "**Administrative Services Agreement**") with Tau Capital Corp. ("**Tau**") as of August 1, 2005, which is wholly-owned by Warren Newfield, a director of CIC. The Administrative Services Agreement has an initial term of three years, terminating on July 31, 2008, subject to further renewal by the parties to the agreement. It is anticipated that MergeCo will assume the obligations of CIC under the Administrative Services Agreement upon completion of the consolidation (the "**Merger**") of Consolidated Ophir Ventures Inc. and CIC, the continuing company "**MergeCo**"). In consideration for the provision by Tau to CIC of the administrative, advisory and investor relations services, CIC will pay to Tau a monthly service fee of: (i) US$18,000 until three months prior to the date of listing of the common shares of MergeCo (the "**MergeCo Shares**") on a Canadian stock exchange; and (ii) a monthly service fee of US$23,000 for the three months prior to the date of such listing. Following the listing of the MergeCo Shares, Tau will be paid a monthly service fee of US$23,000.

INDEBTEDNESS OF DIRECTORS, OFFICER, PROMOTERS AND OTHER MANAGEMENT

No director, officer, promoter or member of management of CIC or any of their respective associates or affiliates has been indebted to CIC since incorporation.

DESCRIPTION OF SHARE CAPITAL

CIC has one class and one series of shares divided into 100,000,000,000 common shares of no par value. The shareholders of CIC are entitled to one vote for each CIC Common Share on all matters voted on by the shareholders of CIC and are entitled to receive such dividends as may be declared by the directors out of the funds legally available therefore and to receive the remaining property of CIC on dissolution. The CIC Common Shares are subject to redemption, purchase or acquisition by CIC for fair value. The shareholders of CIC have no pre-emptive, redemption or conversion rights. As at January 31, 2006, 28,031,250 CIC Common Shares were outstanding.

In July 2005, CIC issued 7,425,000 units of CIC pursuant to a private placement completed on July 19, 2005 and July 29, 2005 at an issue price of US $1.00 per unit. Each unit consisted of one CIC Common Share and one-half of one CIC Warrant. Under the terms of the offering, CIC agreed to use its reasonable commercial efforts to obtain a listing of CIC Common Shares on a recognized stock exchange or to complete a reverse take-over or similar transaction with a company listed on a recognized stock exchange. In the event that such listing or transaction is not completed by March 31, 2006, CIC agreed to issue to each subscriber under the private placement an additional 0.15 units without payment of any additional consideration (each whole unit consisting of one CIC Common Share and one-half of one CIC Warrant). In the event that such listing or transaction is not completed by July 19, 2006, CIC agreed to issue to each subscriber under the private placement a further 0.15 units without payment of any additional consideration (each whole unit consisting of one CIC Common Share and one-half of one CIC Warrant).

In July 2005, CIC issued 3,712,500 CIC Warrants pursuant to a private placement. Each whole CIC Warrant entitles the holder thereof to acquire one CIC Common Shares at an exercise price of US $1.75

per share prior to and including a date that is 36 months from the day that the CIC Common Shares commence trading on the Toronto Stock Exchange or the Alternative Investment Market of the London Stock Exchange, which ever occurs first provided that, in the event that the CIC Common Shares trade at a price in excess of US$2.50 for a period of twenty consecutive trading days at any time after the first day of trading on a recognised stock exchange, CIC may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire at 4.00 p.m. (Toronto time) on the 30th calendar day after the date on which such notice is deemed to have been received by the holders.

In July 2005, CIC issued 482,625 common share purchase warrants ("**Compensation Warrants**") to purchase common shares of CIC pursuant to a private placement. Each Compensation Warrant entitles the holder thereof to acquire one CIC Common Shares at an exercise price of US$1.00 per share until the second anniversary of the date of issuance thereof.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officer of CIC, no person, as of the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over CIC Common Shares carrying more than 10% of the voting rights attached to all CIC Common Shares.

DIVIDEND RECORD

CIC has not declared any dividends since its incorporation, and has no plans to declare any dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth a summary of the prior sales of securities of CIC since its incorporation:

Date of Issuance	Number of CIC Common Shares Issued	Price per CIC Common Share (US $)	Total Consideration (US $)
March 10, 2005	15,000,000[(1)]	$0.001[(1)]	$15,000.00
July 19, 2005	6,825,000[(2) (3)]	$1.00	$6,825,000.00
July 29, 2005	600,000[(2) (3)]	$1.00	$600,000.00
January 3, 2006	5,606,250[(4)]	$0.30	$1,681,875.00
TOTAL	**28,031,250**	-	**$9,121,875.00**

Notes:

(1) On March 10, 2005, CIC issued 15,000 common shares. On July 5, 2005, the issued and outstanding common shares of CIC were divided on the basis of 1,000 post-division CIC common shares for each one pre-division common share of CIC.

(2) Issued pursuant to a private placement completed on July 19, 2005 and July 29, 2005 of 7,425,000 units of CIC at an issue price of US$1.00 per unit. Each unit consists of one common share of CIC and one-half of one (1/2) CIC Warrant. Each whole CIC Warrant entitles the holder thereof to acquire one common share of CIC at an exercise price of US$1.75 per share prior to and including a date that is 36 months from the day that the common shares of CIC commence trading on the Toronto Stock Exchange or the Alternative Investment Market of the London Stock Exchange, which ever occurs first provided that, in the event that the CIC Common Shares trade at a price in excess of US$2.50 for a period of twenty consecutive trading days at any time after the first day of trading on a recognized stock exchange, CIC may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire at 4.00 p.m. (Toronto time) on the 30th calendar day after the date on which such notice is deemed to have been received by the holders.

(3) Pursuant to a private placement completed on July 19, 2005 and July 29, 2005, CIC issued 482,625 Compensation Warrants. Each Compensation Warrant entitles the holder thereof to acquire one common share of CIC at an exercise price of US$1.00 per share until the second anniversary of the date of issuance thereof.

(4) Effective January 3, 2006, Meepong Investments, the holder of the remaining 49% interest in Meepong, exercised its right to sell its interest therein to CIC and CIC acquired the remaining 49% interest in Meepong in exchange for 5,606,250 CIC Common Shares, together with cash consideration of US$2 million payable 5 business days after the proposed listing of the common shares of MergeCo on a recognized stock exchange. See "Business of CIC".

The following table sets forth the capitalization of CIC:

	Authorized	Outstanding as at November 30, 2005 (Audited) ($)
Shareholders' Equity		
CIC Common Shares	100,000,000,000	8,482,188
Translation Adjustment		960
Deficit		(701,984)
Total Capitalization		7,781,164

PRIVATE PLACEMENT

Prior to the completion of the Merger, CIC intends to undertake one or more private placement financings (the "**Private Placement**") consisting of CIC Common Shares and possibly CIC Common Share purchase warrants to raise gross proceeds of between $10,000,000 and $75,000,000.

RISK FACTORS

The operations of CIC are speculative due to the high-risk nature of its business which is the exploration and development of the Mmamabula Coal Project and Mmamabula South, including the potential operation of one or more coal mines relating thereto and the potential development and operation of one or more integrated coal-fired power stations based on coal supplied by such coal mines. These risk factors could materially affect CIC's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to CIC. CIC may face additional risks and uncertainties other than the factors listed below, including, risks and uncertainties that are unknown to CIC or risks and uncertainties that CIC now believes to be unimportant, which could have a material adverse effect on the business of CIC. If any of the following risks actually occur, the business, financial condition or results of operations of CIC could be negatively affected.

General

CIC is currently engaged in the development of a single substantial project involving the potential of establishing and operating a significant coal mine as well as the possibility of owning and operating one or more associated and integrated coal fired power plants. Due to the scale of operations envisaged by management, the Mmamabula Coal Project is dependent on the ability to either produce electricity from the coal mined, or sell coal to a power producer. Due to the envisaged size and scale of the project, management is of the view that the project is dependent on the ability to conclude a Power Purchase Agreement with South Africa's state owned utility, Eskom or alternatively to sell coal to a power producer who in turn has or is able to secure a PPA with Eskom or to sell coal to a power plant owned

and operated by Eskom itself. In order to develop the Mmamabula Coal Project to its maximum potential without a Power Purchase Agreement with Eskom, the Independent Power Producer purchasing the coal must have a Power Purchase Agreement with Eskom; otherwise the scope of the mining operations will be significantly smaller. While other potential power purchasers exist in the region, Eskom is the only potential power purchaser in the region that would have the capacity to acquire all the power produced directly or indirectly by the Mmamabula Coal Project and consequently the success of the project and, in turn, CIC is dependent on the ability to conclude a Power Purchase Agreement with Eskom.

The ability to generate power and sell the power to Eskom or alternatively to produce coal and sell such coal to an Independent Power Producer is dependent on factors beyond the control of CIC, including, but not limited to, the price and volume of either coal or power produced and the targeted commercialization date. Anything which adversely affects price and volume (of either coal or power) and the targeted commercialization date could adversely effect the business, financial condition or results of operations of CIC.

Mineral Rights

CIC's operations and its ability to hold various mineral rights require licences, permits and authorizations and, in some cases, renewals of existing licences, permits and authorizations from various governmental and quasi-governmental authorities. Management believes that CIC currently holds or has applied for all necessary licences, permits and authorizations to carry on the activities which it is currently conducting and to hold the mineral rights it currently holds under applicable laws and regulations in effect at the present time, and also believes that it is complying in all material respects with the terms of such licences, permits and authorizations. However, CIC's ability to obtain, sustain or renew such licences, permits and authorizations on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental and quasi-governmental bodies. No assurance can be given that CIC's properties are not subject to prior unregistered agreements or interests or undetected claims or interests which could be material and adverse to it. Additionally, mineral properties may carry with them significant development costs and abandonment and site restoration obligations for which CIC may or will become responsible for in the future.

Legal Proceedings - Botswana

During October 2005, the Highland Star Group ("**Highland**") initiated arbitration proceedings against Meepong Investments and its shareholders (the "**Meepong Parties**"), on the basis of alleged breach by the Meepong Parties of the terms of a heads of agreement ("**the alleged Highland Agreement**") allegedly concluded between Highland and the Meepong Parties some 12 months previously, during November 2004. In terms of the alleged Highland Agreement, Highland contends, amongst others, that it is entitled to acquire 80% of the entire share capital of Meepong Investments, subject to due diligence and certain resolutive conditions. Subject further to requisite regulatory approval, the alleged Highland Agreement envisaged that the parties will thereafter co-operate in the exploitation of the prospecting licences relating to the Mmamabula Coal Project and Mmamabula South (the "**Mmamabula coal rights**"). Such regulatory approval was never obtained by Highland and instead, all required regulatory approvals have been granted for the transfer to CIC of 51% of the entire issued share capital of Meepong, the entity in which the Mmamabula coal rights are now held. Pursuant thereto, the agreements between CIC and the Meepong Parties have been fully implemented as a matter of fact and law.

The Meepong Parties dispute that the alleged Highland Agreement was indeed concluded, whether as alleged or at all, or today remains of any force or effect, on grounds both of the contemporaneous correspondence which passed between the parties terminating their negotiations prior to its conclusion, as well as Highland's subsequent supine conduct in pursuing the Mmamabula Coal rights under that alleged

agreement. Highland does not dispute that, pursuant to an elaborate strategy which it admits having adopted during its negotiations with the Meepong Parties, it deliberately created the impression that the alleged Highland Agreement had not been executed by it.

CIC is confident on the basis of the legal advice furnished to it that Highland's claims under the alleged Highland Agreement are unfounded and without merit both in fact and in law. Even if, as a matter of conjecture, Highland were to succeed in proving that the alleged Highland Agreement had been concluded between those parties, Highland would have to content itself with a claim for monetary damages against the Meepong Parties. No such claim would arise directly against CIC, nor would such claim, in the view of CIC's counsel, afford Highland any direct claim upon or against the assets of Resources. Such damages claims are notoriously difficult to prove and are considered by CIC's counsel as unlikely to be either successful or substantial.

If against all probability the legal advice given to CIC is incorrect in every material respect, CIC may have an enrichment claim against the Meepong Parties and/or Highland for recovery of certain of its costs incurred in respect of the Mmamabula coal rights. Such claim would however mitigate to only a very limited extent the negative financial impact on CIC that a series of consistently adverse decisions, in respect of every possible legal remedy open to CIC in pursuing its rights to the Mmamabula Coal Project, would have. See "Legal Proceedings".

Exploration, Development and Production Risks

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of CIC depends on its ability to develop and commercially produce coal from the Mmamabula Coal Project. CIC's reserves will depend on its ability to explore and develop the Mmamabula Coal Project and other properties it may have from time to time. No assurance can be given that CIC will be able to continue to locate satisfactory properties for acquisition or participation. There is no assurance that commercial quantities of coal will be discovered or acquired by CIC.

Furthermore, depending on the coal qualities (including but not limited to the level of impurities and contaminants present) and the coal characteristics, the coal may not be suitable for commercial exploitation or the costs associated to process the coal to an appropriate quality may be economically prohibitive. There is no assurance that coal of the appropriate qualities and/or characteristics suitable for its proposed use will be discovered at the Mmamabula Coal Project.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, geological complexity, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal produced from Meepong's coal properties is envisaged to be sold to a power station for production of electricity for the markets in South Africa, Botswana and potentially the broader Southern Africa region. While CIC, directly or through another legal vehicle, intends to take a stake in such power generation development, CIC may not be in full control of all aspects related to development of such power plant including the terms of capital and operating costs. These factors may impact on CIC's financial performance.

While it is CIC's intention to negotiate a long-term Power Purchase Agreement with Eskom for the main off-take of power produced by the power plant (to possibly be complemented with another Power Purchase Agreement with the Botswana Power Corporation or such other entity as the Government of Botswana may appoint to act as a counterparty in an off-take arrangement), there is a risk that CIC may not be able to sell all the power that can be generated by the power station, resulting in a reduced income from the sale of electricity and as such impact on CIC's financial returns.

There is also a dispatch risk for the power that is generated, depending on the current status of the transmission network and other generation assets on the network. Unavailability of the Botswana Power Corporation and Eskom transmission networks to evacuate the power produced by the power plant, as well as other disturbances on the interconnected networks in the Southern African Power Pool (SAPP) could reduce the amount of electricity sold and as such impact on CIC's financial returns.

There may be a higher than normal risk of operational problems being experienced, resulting from inexperience of plant management, operating and maintenance staff should suitably trained personnel resources not be readily available in Botswana or not otherwise easily employed from within the Southern Africa region. This situation could also be impacted by delays in issuing of necessary work and other labour permits to allow expatriate expertise to be utilized to the extent necessary.

Generation Licence

CIC's ability to own and operate an electricity power station as an Independent Power Producer is dependent on its ability to obtain a Generation Licence under the ESA. CIC does not currently hold a Generation Licence. Meepong Investments has received a letter of comfort from the Ministry of Minerals, Energy and Water Resources (Botswana) in respect of the issuance of a Generation Licence upon satisfying required conditions set under the ESA as well as demonstrating the competencies and capacities required to design, finance, build and run an electricity power station as required for electricity generation and strategic considerations of the Government of Botswana. CIC's ability to obtain a Generation Licence is also subject to changes in regulations or relevant legislation and is subject to the discretion of government authorities. The inability of CIC to obtain a Generation Licence could have a material adverse effect on operations and business, although this would not directly impact on title to mineral rights.

Electricity Price and Volume Volatility

Should CIC successfully secure a Generation Licence for the production of power from the coal it produces, CIC's profits, if any, will be directly related to the price of electricity it is able to supply to customers, primarily envisaged to be Eskom but also including Botswana Power Corporation, whether under a long term contract or otherwise, in terms of power purchase agreements that CIC will be required to enter into. The price of electricity under the Power Purchase Agreements will depend ultimately on the price of alternative competitive power supplies to the power purchaser. The price and amount of power that may be sold under a Power Purchase Agreement is beyond the control of CIC and the ability to enter into such Power Purchase Agreements, which is dependant upon many factors beyond CIC's control, cannot be assured.

Power Purchase Agreements

All or a substantial portion of CIC's power produced (if applicable) by an Independent Power Producer in which CIC has an equity interest will be sold predominately to Eskom under long term power purchase agreements. These contracts are important to the stability and profitability of operations. Some of the contracts may contain price review provisions which provide that either party, at specified dates, may

request a price review if an unanticipated event has occurred which results in CIC being over or under compensated for power supplied pursuant to the contract. The loss of certain contracts could have a material adverse effect on operations and business. The ability to secure such contracts in the first instance is beyond the control of CIC and furthermore, due to the planned scale of operations. CIC, whether directly or indirectly, is dependent on Eskom for the conclusion of a power purchase agreement.

Transmission, Integration and Southern African Grid

For the proposed electricity power station to deliver electric power to its customers, it will be necessary to construct and operate new power transmission lines to connect to the Southern African Grid network. These power lines will traverse private land over which the necessary servitudes, permissions and wayleaves will be required. Since CIC does not itself hold expropriatory powers, no assurance can be given that the optimal power line routing can be established, or that it can be established without incurring excessive cost.

Obtaining the permits to construct and operate transmission lines required to connect to the Southern African Grid network are outside the control of CIC. In addition, there are environmental issues that may delay the granting of the required approvals, or indeed stop the licensing process. A delay in granting of the licence will delay the project, which could result in CIC losing some or all of its competitive advantage with other projects.

In addition, further expansion to the South African and Botswana transmission grid may be required to realize an Independent Power Producer project based on the Mmamabula Coal Project's coal resources. Such expansion is outside the control of CIC. Further expansion to the Southern African transmission grid would be the responsibility of Eskom, the South African electricity utility, and the Botswana Power Corporation, the Botswana utility.

Coal Price and Volume Volatility

CIC's profits, if any, will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of CIC, including but not limited to the availability of competitive coal supplies, international exchange rates, political and economic conditions, and production costs in major coal producing regions. CIC's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which are beyond the control of CIC. The combined effects of any or all of these factors on coal price or volume are impossible for CIC to predict with any certainty. If realized coal prices fall below the full cost of production of any of CIC's operations and remain at such level for any sustained period, CIC will experience losses and may decide to discontinue that operation forcing CIC to incur closure and/or care and maintenance costs, as the case may be, or even the permanent loss of the prospecting and/or mining licenses pertaining to such property.

As an alternative to entering into Power Purchase Agreements with Eskom and the Botswana Power Corporation by an Independent Power Producer in which CIC has an equity interest, CIC may be required to sell all or some of the coal it produces under a long term Fuel Supply Agreement to one or more power producers in which CIC may or may not have an equity interest. The ability to secure such contracts is beyond the control of CIC and, due to the planned scale of operations, the number of potential customers may be limited. The price of coal under these contracts may or may not be linked to international commodity prices. If not linked to international commodity prices, CIC's profits, if any, will be directly related to the price of coal that will be negotiated under the Fuel Supply Agreement as well as the volume of coal to be delivered under such agreement. The price of coal in terms of a Fuel Supply Agreement will depend ultimately on the price of competitive coal supplies to the power producer as well as the

electricity prices at which the power producer is able to sell its power. The volume and price at which coal may be sold under a Fuel Supply Agreement is beyond the control of CIC and the ability to enter into such Fuel Supply Agreement, which is dependant upon many factors beyond CIC's control, cannot be assured.

Currency and Inflation Risks

CIC's revenue from operations is expected to be received in South African Rand or United States Dollars, depending on customer requirements, while most of its operating expenses is expected to be incurred predominately in Botswana Pula. Accordingly, foreign currency fluctuations may adversely affect CIC's financial position and operating results. CIC does not currently engage in foreign currency hedging activities for operational purposes or otherwise. It is possible that significantly higher inflation in the future in Botswana, without a concurrent devaluation of the local currency against the South African Rand or United States Dollars could have a material adverse effect upon CIC's results of operations and financial condition.

Additional Capital

The exploration and development of CIC's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations and the construction of power generation facilities and power transmission and integration infrastructure (where applicable) and the commencement of power production activities will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of CIC's properties or even a loss of a property interest. The only source of funds now available to CIC is through the sale of equity capital, sale of properties, issuance of debt, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to CIC and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on CIC's business, financial condition and results of operations.

Issuance of Debt

From time to time CIC may issue debt to fund the capital expenditures required to develop its properties, its ongoing operations or to acquire assets or shares of other corporations. This may increase CIC's debt levels above industry standards. Depending on future exploration and development plans, CIC may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither CIC's articles nor its by-laws limit the amount of indebtedness that CIC may incur. The level of CIC's indebtedness from time to time, could impair CIC's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Insurance and Uninsured Risks

Coal exploration and mining involves a high degree of risk. The amounts attributed to CIC's interest in its properties reflected in its financial statements represent acquisition and exploration and development expenses and should not be taken to represent realizable value. Hazards such as unusual or unexpected mining conditions are involved.

CIC's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement

weather conditions, floods and earthquakes. Fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines. Unknown factors with respect to market demand, coal pricing, mining conditions, power generation activities and power pricing are also involved. Existing and future environmental laws may cause additional expenses and delays in CIC's activities, and they may render CIC's properties uneconomic.

Although CIC maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event CIC could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on CIC's future results of operations, liquidity and financial condition.

Changes in Legislation

There can be no assurance that income tax laws, royalty regulation and governmental programs relating to the mining and power industries in Botswana will not be changed in a manner which adversely affects CIC. There can be no assurance that income tax laws, royalty regulations and government programs relating to the mining and power industries in other coal producing countries will not change to favour CIC's competitors leading to reduced international coal prices and reduced demand for coal products and power that CIC intends to produce.

Government Regulation of the Mining Industry

The burning of coal results in the production of various combustion products including sulphur oxides, nitrous oxides and carbon dioxide. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Many countries are party to the International Convention on Climate Change and have announced their intention to reduce overall greenhouse gas emission. The carrying out of these intentions could reduce sales volumes or realized prices or result in higher capital expenditure.

Existing and possible future environmental and social impact legislation, regulations and actions, including the regulation of air and water quality, mining reclamation, solid and hazardous waste handling and disposal, the promotion of occupational health and safety, the protection of wildlife and ecological systems and the protection of the societies and communities of indigenous peoples, could cause significant expense, capital expenditures, restrictions and delays in CIC's activities, the extent of which cannot be predicted and which may well be beyond its capacity to fund. Environmental laws are becoming more actively enforced. Environmental and social impact studies may be required for some operations, and significant fines and clean-up responsibilities may be assessed for companies causing damage to the environment in the course of their activities.

Government Regulation of the Power Industry

Realization of CIC's coal properties in Botswana will depend on the successful and timely realization of an Independent Power Producer project. To this extent it is noted that Botswana has no tradition with large scale private sector projects in the power industry, creating uncertainty about CIC's ability to ensure the timely realization of a large Independent Power Producer project to monetize its coal properties. The situation is further characterized by a legal framework built around a vertically integrated public utility

with no existing regulatory framework or independent regulatory agency. Regulation of the power industry is by Government with substantive powers vested in the Minister of Mineral Resources, Energy and Water Resources (Botswana). The application of the underdeveloped regulatory framework and/or uncertainties related to possible future regulatory system during the course of implementing an Independent Power Producer project could adversely affect the timeframes, operations and financial results of an Independent Power Producer operation, which in turn may have negative impact on CIC's future results of operations, liquidity and financial condition.

United Nations Framework Convention on Climate Change and Kyoto Implementation

Botswana has not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors, although as a signatory to the Kyoto Protocol it will be obliged to do so in due course. The Kyoto Protocol is an international agreement which sets limits on greenhouse gas emissions from certain signatory countries. The primary source of greenhouse gas emissions is the use of hydrocarbon energy. The operations of CIC will depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The Government of Botswana has not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of CIC. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions may affect the demand for coal as well as increase production costs. In 2008, when the implementation period of the Kyoto Protocol comes into effect, CIC's operations will be affected by the setting of emissions intensity targets which may add to operating costs and capital expenditures.

Nature of Coal Mineral Exploration and Development Projects

Coal exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that CIC's exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of CIC's management, their level of geological and technical expertise, the quality of land available for exploration and other factors. Once coal mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling to determine the optimal extraction method for the coal seams, the beneficiation process needed to achieve the requisite coal quality and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that CIC's exploration programs will result in the establishment or expansion of resources or reserves.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of coal to be mined and processed, ground conditions, the configuration of the coal seams, expected recovery rates of coal from the seams, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in the commencement of production often can occur.

Sufficient Water Supply

Coal mining, coal processing and power production activities of the scale envisaged by CIC can be demanding on water resources. Any limitations or restrictions on the availability of ample water at cost effective prices could have a material adverse impact on CIC. The Kalahari Desert spans much of the South-West portion of Botswana to the Okavango Delta in the Northwest, an extensive swampland. The country also suffers from periodic droughts. The Mmamabula Coal Project is located in Southeastern Botswana, a semi-arid area with no surface water. Various possibilities and alternatives for water supply exist which are the subject of a comprehensive water and environmental study to form part of the detailed feasibility study. There can be no assurance that a sufficient supply of water to sustain CIC's operations will be secured or that such supply will not be cost prohibitive. Obtaining permits to access underground water and or surface water resources are outside of the control of CIC and no assurance can be given that these will be obtained. Limitation of water supply would also dictate the technology in the power station design and hence affect the overall cost of the Mmamabula Coal Project. The inability to secure access to sufficient water or alternatively to secure sufficient water at cost effective prices may have a negative impact on CIC's future profits.

Import Risks

Any undue regulatory burden in the future in the form of special duties for importation of mining, power plant or related equipment could impact on the costs of construction, or on the cost of maintenance once the plant is in operation. This may have a negative impact on CIC's future results of operations, liquidity and financial condition.

Environmental

All phases of the coal mining and power production business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining and power plant operations. Certain legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require CIC to incur costs to remedy such discharge. Although CIC believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect CIC's financial condition, results of operations or prospects.

Government approvals and permits are currently, or may in the future be, required in connection with CIC's operations. To the extent such approvals are required and not obtained, CIC may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including

CIC, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on CIC and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

A number of international financial institutions are signatories to the Equator Principles and would only finance projects if the environmental legislation and impact process is conducted according to World Bank Guidelines. This could impose further responsibilities on CIC over and above Botswana Government legislation.

Infrastructure

Power production, power transmission and integration, mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect CIC's operations, financial condition and results of operations.

Dividends

No dividends have been paid by CIC to date. CIC anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. CIC does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of CIC's board of directors after taking into account many factors, including CIC's operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and the officer of CIC also serve as directors and/or as officer of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officer to be in a position of conflict. CIC expects that any decision made by any of such directors and officer involving CIC will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of CIC and its shareholders, but there can be no assurance in this regard.

Reliance on Key Personnel

CIC is dependent on the services of key executives, including the directors of CIC and a small number of highly skilled and experienced consultants. Due to the relatively small size of CIC, the loss of these persons or CIC's inability to attract and retain additional highly skilled employees or consultants may adversely affect its business and future operations. Certain of the officers and directors of CIC will only devote a portion of their time to the business and affairs of CIC.

Risks in Dealing with HIV/AIDS

The per capita incidence of the HIV/AIDS virus in Botswana has been estimated as being one of the highest in the world, according to public sources. As such, HIV/AIDS remains the major healthcare

challenge faced by Botswana and CIC's operations in the country. If the number of new HIV/AIDS infections in Botswana continues to increase and if the Botswana government imposes more stringent obligations on employers related to HIV/AIDS prevention and treatment, CIC's operations in Botswana and profitability could be adversely affected.

Risks Associated with Limited Operating History

CIC has a limited operating history from which its business and prospects can be evaluated. As a result, forecasts of any potential growth of the business of CIC are difficult to evaluate. CIC's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

Market Price of Common Shares

The CIC Common Shares do not currently trade on any exchange or market. In the event that MergeCo Shares become posted or listed for trading on any exchange or market, such securities will be subject to substantial volatility, often based on factors unrelated to the financial performance or prospects of the company. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the MergeCo Shares is also likely to be significantly affected by short-term changes in coal or steel and steel products or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to MergeCo's performance that may have an effect on the price of the MergeCo Shares include the following: the extent of analytical coverage available to investors concerning MergeCo's business may be limited if investment banks with research capabilities do not follow MergeCo's securities; lessening in trading volume and general market interest in MergeCo's securities may affect an investor's ability to trade significant numbers of MergeCo Shares; the size of MergeCo's public float may limit the ability of some institutions to invest in MergeCo's securities; and a substantial decline in the price of the MergeCo Shares that persists for a significant period of time could cause MergeCo's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the MergeCo Shares at any given point in time may not accurately reflect MergeCo's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. MergeCo may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Foreign Operations

CIC's operations are currently conducted in foreign countries including Botswana and, as such, CIC's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions. In addition, currency controls and governmental regulations may favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining, energy (or electricity) or investment policies or shifts in political attitude in Botswana may adversely affect CIC's operations or profitability. Operations may be affected in varying

degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, as well as power generation, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on CIC's operations or profitability.

Obtaining sufficient labour of the appropriate skills level may be a challenge for both the mine and the power station. This may result in increased costs to train staff to the appropriate level of competence and may result in a lower availability of plant due to inexperienced operators. The costs of training and importing skills in the first few years of operations may be higher.

Foreign Subsidiary

CIC is a foreign corporation and conducts operations through foreign subsidiaries, and substantially all of its assets are held in such entities. Accordingly any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict CIC's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may existing in the future, could have an adverse impact upon CIC's valuation.

PROMOTER

Mr. Gregory S. Kinross, the Chief Executive Officer and a director of CIC, may be considered to be the promoter of CIC within the meaning of applicable Canadian securities legislation. Based on the number of issued and outstanding Shares of Ophir and CIC as at the date hereof, Mr. Kinross beneficially owns, directly or indirectly, an aggregate of 510,000 CIC Common Shares representing approximately 1.76% of the issued and outstanding CIC Common Shares.

MATERIAL CONTRACTS

The only material contracts entered into by CIC, other than in the ordinary course of business, are:

Pre-Merger Agreement between CIC and Consolidated Ophir Ventures Inc. dated January 4, 2006.

See "Special Business of the Corporation – Merger – Pre-Merger Agreement" in the Management Information Circular.

Copies of the foregoing may be examined at the offices of Macleod Dixon LLP, 100 Wellington Street West, Suite 500, Toronto, Ontario M5K 1H1, during normal business hours.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or the officer of CIC, nor an associate or affiliate of any of the foregoing persons, had since its incorporation any material interest, direct or indirect, in any transactions which materially affected or would materially affect CIC or any of its subsidiaries, except for the Administrative Services Agreement between CIC and Tau (see "Administrative Services" above).

MANAGEMENT CONTRACTS

Management services for the Corporation are not, to any substantial degree, performed by persons other than the executive officers of the Corporation.

LEGAL PROCEEDINGS

Management is not aware of any legal proceedings material to CIC to which CIC or a subsidiary of CIC is a party or of which any of their respective property is the subject matter, other than, as detailed hereunder:

During October 2005, the Highland initiated arbitration proceedings against the Meepong Parties, on the basis of alleged breach by the Meepong Parties of the alleged Highland Agreement allegedly concluded between Highland and the Meepong Parties some 12 months previously, during November 2004. In terms of the alleged Highland Agreement, Highland contends, amongst others, that it is entitled to acquire 80% of the entire share capital of Meepong Investments, subject to due diligence and certain resolutive conditions. Subject further to requisite regulatory approval, the alleged Highland Agreement envisaged that the parties will thereafter co-operate in the exploitation of the Mmamabula coal rights. Such regulatory approval was never obtained by Highland and instead, all required regulatory approvals have been granted for the transfer to CIC of 51% of the entire issued share capital of Meepong, the entity in which the Mmamabula coal rights are now held. Pursuant thereto, the agreements between CIC and the Meepong Parties have been fully implemented as a matter of fact and law.

The Meepong Parties dispute that the alleged Highland Agreement was indeed concluded, whether as alleged or at all, or today remains of any force or effect, on grounds both of the contemporaneous correspondence which passed between the parties terminating their negotiations prior to its conclusion, as well as Highland's subsequent supine conduct in pursuing the Mmamabula coal rights under that alleged agreement. Highland does not dispute that, pursuant to an elaborate strategy which it admits having adopted during its negotiations with the Meepong Parties, it deliberately created the impression that the alleged Highland Agreement had not been executed by it.

CIC is confident on the basis of the legal advice furnished to it that Highland's claims under the alleged Highland Agreement are unfounded and without merit both in fact and in law. Even if, as a matter of conjecture, Highland were to succeed in proving that the alleged Highland Agreement had been concluded between those parties, Highland would have to content itself with a claim for monetary damages against the Meepong Parties. No such claim would arise directly against CIC, nor would such claim, in the view of CIC's counsel, afford Highland any direct claim upon or against the assets of Resources. Such damages claims are notoriously difficult to prove and are considered by CIC's counsel as unlikely to be either successful or substantial.

If against all probability the legal advice given to CIC is incorrect in every material respect, CIC may have an enrichment claim against the Meepong Parties and/or Highland for recovery of certain of its costs incurred in respect of the Mmamabula coal rights. Such claim would however mitigate to only a very limited extent the negative financial impact on CIC that a series of consistently adverse decisions, in respect of every possible legal remedy open to CIC in pursuing its rights to the Mmamabula Coal Project, would have.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of CIC are KPMG Inc., Chartered Accountants, KPMG Cresent, 85 Empire Road, Parktown, South Africa 2193. CIC acts as its own transfer agent and registrar.

RELATIONSHIP BETWEEN CIC AND PROFESSIONAL PERSONS

Marvin Singer, partner at the law firm of Macleod Dixon LLP, Canadian legal counsel to CIC, beneficially owns, directly or indirectly, less than 1% of the outstanding CIC Common Shares. Mr. Singer is not and not expected to be elected, appointed or employed as a director, senior officer or employee or to act as a promoter of CIC or of an associate or affiliate of CIC.

FOREIGN ISSUER

Certain of the directors of CIC, the officers of CIC and certain of the experts named herein reside outside of Canada. All of the assets of those persons and CIC are located outside of Canada. Although CIC has appointed Tau Capital Corp., 110 Sheppard Avenue East, Suite 610, Toronto, Ontario, Canada M2N 6Y8, as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against CIC, certain of its directors, its officer and certain of the experts named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

SCHEDULE "A"
FINANCIAL STATEMENTS

COAL INVESTMENT CORP.

Consolidated Financial Statements
For the period ended November 30, 2005

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)
Financial Statements
For the period ended November 30, 2005.

Contents **Page**

Directors' approval of the financial statements

The consolidated financial statements for the period ended November 30, 2005 set out on pages 4 to 14 were approved by the board of directors on February 1, 2005 and signed on its behalf by:

159

KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag 9, Parkview, 2122, South Africa

Telephone +27 (11) 647 7111
Fax +27 (11) 647 8000
Docex 472 Johannesburg
Internet http://www.kpmg.co.za/

Report of the independent auditors

To the members of Coal Investment Corp.

We have audited the consolidated balance sheet of Coal Investment Corporation ("the company") as at November 30, 2005 and the consolidated statements of income, changes in equity and cash flows for the period from March 10, 2005 to November 30, 2005, set out on pages 4 to 14. These consolidated financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company at November 30, 2005 and the results of its operations and its cash flows for the period then ended in accordance with International Financial Reporting Standards.

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Inc

February 1, 2006
Johannesburg, South Africa

Comments by Auditor on Canadian GAAS - International Auditing Standards Differences

Our auditor's report, if prepared in accordance with Canadian generally accepted auditing standards would be unqualified.

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

KPMG Inc

February 1, 2006
Johannesburg, South Africa

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)

Directors report
for the period ended November 30, 2005.

The directors have the pleasure in presenting their report for the period ended November 30, 2005.

Nature of business

The company is engaged in the exploration and development of coal resources in Botswana, and intends to carry on the business of coal mining and to produce coal based power for supply to companies, industries and other sectors.

The company is in the process of exploring its property and has not yet determined whether this property contains ore reserves that may be economically recoverable. The recoverability of the carrying values of the exploration property is also dependent on the ability of the company to obtain necessary financing to develop economically recoverable ore reserves, future profitable production therefrom and the proceeds from the disposition thereof.

Financial results

The company reported a loss of CAD $ 701,984 for the period under review.

Directors

Name	Date appointed
Gregory Stephen Kinross	March 10, 2005
Joshua Leventhal	September 26, 2005
Warren Newfield	March 10, 2005

Business address

Geneva Place
No 333 Waterfront Drive
Road Town
Tortoda
British Virgin Islands

Postal address

Geneva Place
No 333 Waterfront Drive
Road Town
Tortoda
British Virgin Islands

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)

Consolidated balance sheet
as at November 30, 2005

	Notes	November 30, 2005 CAD $
Assets		
Plant and equipment	3	5 190
Exploration property	4	3 736 109
Total non-current assets		3 741 299
Current assets		
Accounts receivable and other assets		43 905
Cash and cash equivalents		5 547 954
Total current assets		5 591 859
Total assets		9 333 158
Shareholders' equity		
Share capital and warrants		8 482 188
Translation adjustment		960
Accumulated deficit		(701 984)
Total equity		7 781 164
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	6	1 547 052
Taxation	7	4 942
Total liabilities		1 551 994
Total liabilities and equity		9 333 158

See accompanying notes to the consolidated financial statements.

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)

Consolidated income statement
for the nine months ended November 30, 2005

	Notes	For the nine months ended November 30, 2005
		CAD $
Expenses		
Office and general expenses		175 326
Personnel expenses		152 151
Management fees	8	137 464
Depreciation		476
Loss for the period before financing costs		(465 417)
Financing costs	9	(244 193)
Interest income		12 568
Loss for the period before tax		(697 042)
Taxation	7	(4 942)
Loss for period		(701 984)
Basic and diluted loss per share (cents)	12	(0.04)

See accompanying notes to the consolidated financial statements.

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)

Consolidated cash flow statement
for the nine months ended November 30, 2005

	Note	For the nine months ended November 30, 2005 CAD $
Cash flows from operating activities		
Cash generated by operations	11(a)	795 001
Interest paid		(28)
Interest received		12 568
Taxation paid	11(b)	-
Net cashflow from operating activities		807 541
Cash flows from investing activities		
Purchase of plant and equipment		(5 666)
Exploration property expenditure		(3 736 109)
Net cashflow from investing activities		(3 741 775)
Cash flows from financing activities		
Proceeds from issue of share capital and warrants		9 076 800
Share issue expenses		(594 612)
Net cashflow from financing activities		8 482 188
Increase in cash and cash equivalents		5 547 954
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period		5 547 954

See accompanying notes to the consolidated financial statements.

114

COAL INVESTMENT CORP.
(Incorporated Under the Laws of The British Virgin Islands Registration No 645865)

Consolidated statement of changes in equity
for the nine months ended November 30, 2005

	Number of of shares	Number of warrants	Share capital CAD $	Translation adjustment CAD $	Accumulated deficit CAD $	Total CAD $
At beginning of period	-	-	-	-	-	-
Issue of shares under private placement on March 10, 2005	15 000 000		18 300			18 300
Issue of shares under private placement on July 19, 2005	6 825 000	3 412 500	8 326 500			8 326 500
Issue of shares under private placement on July 29, 2005	600 000	300 000	732 000			732 000
Warrants issued to private placement broker July 19 & July 29, 2005		482 625				
Total share capital and warrants (refer note 5)	22 425 000	4 195 125	9 076 800	-	-	9 076 800
Share issue expenses			(594 612)			(594 612)
Net loss for period					(701 984)	(701 984)
Translation adjustment				960		960
Balance at November 30, 2005	22 425 000	4 195 125	8 482 188	960	(701 984)	7 781 164

See accompanying notes to the consolidated financial statements.

COAL INVESTMENT CORP.
(Incorporated under the Laws of the British Virgin Islands Registration 645865)

Notes to the consolidated financial statements
for the period ended November 30, 2005.

1. Incorporation and Operations

Coal Investment Corp Inc. ("CIC") was incorporated on March 10, 2005 under the International Business Companies Act in the Territory of The British Virgin Islands to engage in the acquisition, exploration, development and operation of coal properties in Botswana.

These consolidated financial statements for the period ended November 30, 2005 comprise CIC and its subsidiaries, Meepong Resources (Proprietary) Limited (51% holding) and Coal Investment Corp Services (Pty) Ltd (100% holding), ("the company").

2. Significant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB). These are the company's first consolidated financial statements.

There are no material differences between the company's accounting policies under IFRS and Canadian GAAP.

(b) Basis of preparation

The financial statements are presented in Canadian Dollars, rounded to the nearest dollar. They are prepared on the hisorical cost basis modified for financial instruments which are stated at fair value. The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical esperience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

As Meepong Resources (Proprietary) Limited recorded losses, no minority interest has been recognised.

(d) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

(e) Financial statements of foreign operations

The assets and liabilities of foreign operations including goodwill and fair value adjustments arising on consolidation, are translated to Canadian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Canadian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange rate differences arising on retranslation are recognised directly in a separate component of equity.

(f) Plant and equipment

Plant and equipment, including furniture and equipment, is stated at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of each item of plant and equipment. The estimated useful lives of furniture is 5 years and equipment is 3 years.

(g) Exploration properties

Mineral exploration properties are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are capitalised and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The company considers its exploration costs to have the characteristics of plant and equipment. As such, the company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the property is dependent on the ability of the company to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(h) Risks

The exploration and development of mineral deposits involves significant financial risks. The success of the Company will be impacted by a number of factors including financing, currency, exploration and extraction risks, political uncertainty, regulatory issues and environmental and other regulations.

(i) Trade and other receivables

Trade and other receivables are stated at their cost less impairments. Irrecoverable amounts are written off during the period in which they are identified.

(j) Cash and cash equivalents

Cash and cash equivalents include cash balances and trust accounts. The carrying value of cash and cash equivalents approximate their fair value.

(k) Impairment

The carrying amount of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(l) Provisions

A provision is recognised in the balance sheet when the company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Environmental rehabilitation provision

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when the likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

(m) Trade and other payables

Trade and other payables are stated at cost.

COAL INVESTMENT CORP.
(Incorporated under the Laws of the British Virgin Islands Registration 645865)

Notes to the consolidated financial statements
for the period ended November 30, 2005.

(n) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting taxable profit, and differences relating to investments in subsidiaries to the extent they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future tax profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(o) Loss per share

Loss per share is calculated based on the net loss after taxation for the period divided by the weighted average number of shares in issue for the period. Diluted loss per share is presented when the inclusion of shares that may be issued in the future has a dilutive effect on loss per share.
The resulting numbers are stated to the nearest cent.

3. Plant and equipment

			November 30, 2005
	Cost - Acquisitions	**Accumulated depreciation**	**Net book value**
Office furniture and equipment	$5 666	$476	$5 190

4. Exploration property

The property on which the company's subsidiaries carry out exploration and development activities is located in Botswana. The mineral property is :

Name of Project	**Current percentage of interest in project**	**November 30, 2005**
Mmamabula	100%	$ 3 736 109

CIC is one of the applicants, together with Meepong Investments (Pty) Limited ("Meepong") and its shareholders, in an urgent application before the Botswana High Count for a declaratory order confirming the enforceability in terms of certain substantive agreements entered into during May 2005 between CIC, Meepong and its shareholders in connection with the further exploitation of the prospecting rights indirectly held by CIC and Meepong in respect of the MMamabula coalfields. Such proceedings were initiated by CIC and its co-applicants in response to the claim by the Highland Star Group that it allegedly acquired 80% of the shareholding interst in Meepong from its shareholders during November 2004. Such claim by the Highland Star Group is considered to be without any substance or merit, and on the basis of its legal advice, CIC is confident of its prospects of success in enforcing its rights under its own agreements with Meepong and its shareholders.

5. Capital and reserves	**No. of shares/ warrants**	**2005 CAD $**
(a) Share capital		
Authorised		
100,000,000,000 common shares of no par value		
Issued		
Common shares of no par value	22 425 000	9 076 800
(b) Warrants outstanding	4 195 125	8 514 990

Of the outstanding warrants, 482,625 entitle the holder to purchase one common share per warrant at the exercise price of US$1.00 per share, expire on July 21, 2007 and are exercisable at any time. The balance of 3,712,500 entitle the holder to purchase one common share per warrant at the exercise price of US$1.75 per share. These warrants will expire 36 months after the first day of trading following the listing on The Toronto Stock Exchange.

COAL INVESTMENT CORP.
(Incorporated under the Laws of the British Virgin Islands Registration 645865)

Notes to the consolidated financial statements
for the period ended November 30, 2005.

(c) Translation adjustment

The translation adjustment comprises all foreign exchange differences arising from the translation of financial statements of foreign operations.

	2005
6. Accounts payable and accrued liabilities	**CAD $**
Trade payables and accrued liabilities	1 113 863
Trade payables due to related parties (refer note 8)	433 189
	1 547 052

7. Taxation

	2005
(a) Recognised in the income statement	**CAD $**
Current tax expense	
Current year - South Africa	4 942
Total income tax expense recognised in income statement	4 942

Reconciliation of effective tax rate	**Rate**	
Profit before tax		(697 042)
Income tax rate applicable in BVI	0%	-
Effect of tax on foreign juristictions	1%	4 942
	1%	4 942

(b) Current tax liability

The current tax liability of CAD$ 4,942 represents the amount of income taxes payable in respect of current periods.

(c) The company's only tax asset relates to the estimated tax losses of CAD$625,828 at November 30, 2005. No deferred tax asset recognised in respect of these losses.

8. Related parties

(a) Transactions with related parties
Included in the financial statements are payments made to companies under the control or significant influence of officers and directors of the company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

		2005
Management and administrative service fees paid to Tau Capital Corp.	CAD $	137 464
Consideration paid to original shareholders in terms of the Shareholders Agreement.	CAD $	580 000
Trade payables	CAD $	433 189

(b) Transactions with directors
Directors remuneration included in personnel expenses CAD$55,000

9. Financing costs

	2005
This amount includes the following :	**CAD $**
Interest paid to vendor	28
Forex difference on transactions	244 165
	244 193

11 9

COAL INVESTMENT CORP.
(Incorporated under the Laws of the British Virgin Islands Registration 645865)

Notes to the consolidated financial statements
for the period ended November 30, 2005.

10. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the company's business.

(a) Credit Risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all debtors. The company does not require collateral in respect of financial assets. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk
Fluctuation in interest rates affect the value of short-term cash investments and financing activities, giving rise to interest rate risk. At balance sheet date there were no significant concentrations of interest rate risk.

(c) Foreign currency risk
The company is exposed to foreign currency risk on purchases and borrowings that are denominated in a currency other than Canadian dollars. The currencies giving rise to this risk are primarily South African Rand, U.S.Dollars and Botswana Pula. The company does not hedge its purchases. In respect of monetary assets and liabilities held in currencies other than the Canadian dollar the company ensures that the exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

(d) Fair values
The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2005	Fair value 2005
Cash and cash equivalents	5 547 954	5 547 954
Trade and other receivables	43 905	43 905
Accounts payable and accrued liabilities	(1 547 052)	(1 547 052)
	4 044 807	4 044 807
Unrecognised (losses)/gains	-	-

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value.

11. Notes to the cashflow statement

	2005 CAD $
(a) Cash generated by operations	
Loss for the period	(701 984)
Adjustments for:	
Depreciation	476
Interest paid	28
Interest received	(12 568)
Operating loss before changes in working capital	(714 048)
Increase in accounts receivable	(43 905)
Increase in accounts payable and accrued liabilities	1 548 012
Increase in taxation	4 942
	795 001
(b) Taxation paid	
Charge per income statement	4 942
Closing balance	(4 942)
	-

12. Loss per share

The following table sets forth the computation of loss per share.

	2005 CAD $
(a) Basic loss per share	
Net loss attributable to shareholders	(701 984)
Weighted average number of shares	18 745 771
Basic loss per share	(0.04)

COAL INVESTMENT CORP.
(Incorporated under the Laws of the British Virgin Islands Registration 645865)

Notes to the consolidated financial statements
for the period ended November 30, 2005.

(b) Diluted loss per share

Net loss attributable to shareholders	(701 984)
Weighted average number of shares	18 745 771
Effect of conversion of warrants	-
Weighted average number of shares	18 745 771
Diluted loss per share	(0.04)

There is no dilution in loss per share as the effect of dilutive securities in issue would be anti-dilutive, as the company recorded a loss for the period.

13. Subsequent event

In terms of the shareholder's agreement entered into on May 8, 2005, as at October 31, 2005 CIC became entitled to subscribe for 51% of the issued share capital in Meepong Resources (Proprietary) Limited at par subject to the approval of the Minister of Minerals, Energy and Water Resources (Botswana). The treasury direction to issue the shares was given on November 1, 2005 and the transfer was effected on December 16, 2005.

On January 20, 2006 CIC, Meepong Investments (Proprietary) Limited, Elvidge Mhlauli, Solomon Tlhapane, Theodoros Pandazis and Meepong Resources (Proprietary) Limited (formerly known as Benefactor Agencies (Proprietary) Limited) concluded an agreement whereby Meepong Investments (Proprietary) Limited exercised its right, in terms of the shareholders agreement entered into on May 8, 2005, to exchange its 49% interest in Meepong Resources (Proprietary) Limited for 20% of the issued and outstanding share capital of CIC (after such issue) as at January 20, 2006, plus a cash consideration of US$ 2 million payable within five working days of the listing on the Toronto Stock Exchange.

The number of shares to be issued to Meepong Investments (Proprietary) Limited equates to 5,606,250 shares. In terms of the aforesaid agreement the shares in CIC will be distributed by Meepong Investments (Proprietary) Limited to its shareholders in equal proportion.

This transaction will be accounted for as a business combination.

MEEPONG RESOURCES (PROPRIETARY) LIMITED

(Company Registration No : CO. 2004/1567)

Financial Statements
For the period ended November 30, 2005

172

Meepong Resources (Proprietary) Limited

Financial Statements
For the period ended November 30, 2005.

Contents **Page**

Directors' approval of the financial statements

The financial statements for the period ended November 30, 2005 set out on pages 4 to 12 were approved by the board of directors on February 1, 2006 and signed on its behalf by:

____

____

KPMG

KPMG Certified Public Accountants
Audit
Bagakolodi House
Plot 50364B, Fairground Park
PO Box 1519, Gaborone, Botswana

Telephone +267 391 2400
Telefax +267 397 5281
www.kpmg.com

Report of the independent auditors to the members of
Meepong Resources (Proprietary) Limited

We have audited the accompanying financial statements of Meepong Resources (Pty) Ltd set out on pages 4 to 12 for the period 19 January 2004 to 30 November 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Companies Act (Chapter 42:01) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation.

We have examined the books, accounts and vouchers of the company to the extent we considered necessary and have obtained all the information and explanations, which we required. We have satisfied ourselves as to the existence of the securities. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the company has kept proper books of account with which the financial statements are in agreement and the financial statements presents fairly the company's affairs as at 30 November 2005 and of the results of its operations and its cash flows for the period then ended in accordance with International Financial Reporting Standards and in the manner required by Companies Act (Chapter 42:01).

KPMG
Certified Public Accountants

1 February 2006
Gaborone

Meepong Resources (Proprietary) Limited

Directors report
for the period ended November 30, 2005.

The directors have pleasure in presenting their report for the period ended November 30, 2005.

Nature of business

The company is engaged in the exploration and development of coal resources in Botswana, and intends to carry on the business of coal mining and to produce coal based power for supply to companies, industries and other sectors.

The company is in the process of exploring its property and has not yet determined whether this property contains ore reserves that may be economically recoverable. The recoverability of the carrying values of the exploration property is also dependent on the ability of the company to obtain necessary financing to develop economically recoverable ore reserves, future profitable production therefrom and the proceeds from the disposition thereof.

Financial results

The company reported a loss of BWP 2,692,314 for the period under review.

Directors

Name	Date appointed
Gregory Stephen Kinross	April 1, 2005
Elvidge Mhluali	April 1, 2005
Solomon Tlhapane	April 1, 2005
Theodoros Pandazis	April 1, 2005

Business address

3032 Maphatswa Close
Extension 11
Gaborone
Botswana

Postal address

3032 Maphatswa Close
Extension 11
Gaborone
Botswana

Meepong Resources (Proprietary) Limited

Balance sheet
as at November 30, 2005

	Notes	November 30, 2005
		BWP
Assets		
Exploration properties	3	16 427 705
Total non-current assets		16 427 705
Current assets		
Accounts receivable and other assets		1 000
Total current assets		1 000
Total assets		16 428 705
Shareholders' equity		
Share capital	4	1 000
Accumulated deficit		(2 692 314)
Total equity		(2 691 314)
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	5	19 120 019
Total liabilities		19 120 019
Total equity and liabilities		16 428 705

See accompanying notes to the financial statements.

Meepong Resources (Proprietary) Limited

Income statement
for the twenty one months ended November 30, 2005

	Notes	For the 21 months ended November 30, 2005
		BWP
Expenses		
Office and general expenses		883 409
Personnel expenses		22 910
Management fees	6	1 622 790
Loss for the period before financing costs		2 529 109
Financing costs	7	163 205
Loss for the period before tax		2 692 314
Taxation	8	-
Loss for period		2 692 314

See accompanying notes to the financial statements.

Meepong Resources (Proprietary) Limited

Cash flow statement
for the twenty one months ended November 30, 2005

	Note	For the 21 months ended November 30, 2005
		BWP
Cash flows from operating activities		
Cash generated by operations	10	16 589 910
Interest paid		(163 205)
Net cashflow from operating activities		16 426 705
Cash flows from investing activities		
Exploration properties expenditure		(16 427 705)
Net cashflow from investing activities		(16 427 705)
Cash flows from financing activities		
Proceeds from issue of share capital		1 000
Net cashflow from financing activities		1 000
Net movement in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period		-

See accompanying notes to the financial statements.

Meepong Resources (Proprietary) Limited

Statement of changes in equity
for the twenty one months ended November 30, 2005

	Number of of shares	Share capital BWP	Accumulated deficit BWP	Total BWP
At begining of period	-	-	-	-
Shares issued on January 19, 2004	2	2		2
Shares issued on April 1, 2005	488	488		488
Shares issued on November 1, 2005	510	510		510
Net loss for period			(2 692 314)	(2 692 314)
Balance at November 30, 2005	1 000	1 000	(2 692 314)	(2 691 314)

See accompanying notes to the financial statements.

Meepong Resources (Proprietary) Limited

Notes to the financial statements
for the period ended November 30, 2005

1. Incorporation and Operations

Meepong Resources (Pty) Limited ("the company") was incorporated on January 19, 2004 under the Companies Act (Botswana).

The company is engaged in the exploration and development of coal resources in Botswana, and to carry on the business of coal mining and to produce coal based power for supply to companies, industries and other sectors.

These financial statements are for the period January 19, 2004 to November 30, 2005. The company issued the original share capital on January 19, 2004 and only subsequent to July 19, 2005 were any transactions entered into by the company.

2. Summary of significant accounting policies

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its Interpretations adopted by the International Accounting Standards Board (IASB). These are the company's first financial statements.

There are no material differences between the company's accounting policies under IFRS and Canadian GAAP.

(b) Basis of preparation

The financial statements are presented in Botswana Pula, rounded to the nearest Pula. They are prepared on the hisorical cost basis modified for financial instruments which are stated at fair value. The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical esperience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(c) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

(d) Exploration properties

Mineral exploration properties are stated at cost. Exploration expenditures, other than those of a general nature, relating to mineral properties in which an interest is retained are capitalised and carried as an asset until the results of the projects are known. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

The company considers its exploration costs to have the characteristics of plant and equipment. As such, the company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The amounts shown for exploration properties represents costs to date and do not necessarily reflect present or future values. If the properties are sold, allowed to lapse or are no longer of interest, accumulated costs are written down. Once a project reaches commercial production, the exploration costs are amortized over the estimated useful life of the producing properties.

The recoverability of the carrying values of the property is dependent on the ability of the company to obtain the necessary financing and permits to continue exploration, the establishment of economically recoverable reserves, future profitable production and/or proceeds from the disposition thereof.

(e) Risks

The exploration and development of mineral deposits involves significant financial risks. The success of the Company will be impacted by a number of factors including financing, currency, exploration and extraction risks, political uncertainty, regulatory issues and environmental and other regulations.

(f) Trade and other receivables

Trade and other receivables are stated at their cost, less impairments. Irrecoverable amounts are written off during the period in which they are identified.

(g) Impairment

The carrying amount of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(h) Provisions

A provision is recognised in the balance sheet when the company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, *provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current* market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Environmental rehabilitation provision

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when the likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

(i) Trade and other payable

Trade and other payables are stated at cost.

(j) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting taxable profit, and differences relating to investments in subsidiaries to the extent they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future tax profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

3. Exploration properties

The property on which the company carries out exploration and development activities is located in Botswana.
The mineral property is :

Name of Project	Current percentage of interest in project		November 30, 2005
Mmamabula	100%	**BWP**	16 427 705

CIC is one of the applicants, together with Meepong Investments (Pty) Limited ("Meepong") and its shareholders, in an urgent application before the Botswana High Count for a declaratory order confirming the enforceability in terms of certain substantive agreements entered into during May 2005 between CIC, Meepong and its shareholders in connection with the further exploitation of the prospecting rights indirectly held by CIC and Meepong in respect of the MMamabula coalfields. Such proceedings were initiated by CIC and its co-applicants in response to the claim by the Highland Star Group that it allegedly acquired 80% of the shareholding interst in Meepong from its shareholders during November 2004. Such claim by the Highland Star Group is considered to be without any substance or merit, and on the basis of its legal advice, CIC is confident of its prospects of success in enforcing its rights under its own agreements with Meepong and its shareholders.

4. Capital and reserves

	2005 BWP
Share capital	
Authorised	
3,000 ordinary shares of BWP1 each	3 000
Issued	
1000 ordinary shares of BWP1 each	1 000

Meepong Resources (Proprietary) Limited

Notes to the financial statements
for the period ended November 30, 2005

5. Accounts payable and accrued liabilities

	2005 BWP
Trade payables and accrued liabilities	4 822 675
Trade payables due to related parties (refer note 6)	14 297 345
	19 120 020

6. Related parties

Included in the financial statements are payments made to companies under the control or significant influence of officers and directors of the company. These transactions are recorded at the exchange amount, being the amount agreed to by the parties and are in the ordinary course of business. A summary of these transactions follows:

Transactions with related parties	2005 BWP
Management and administative service fees paid to Tau Capital Corp. (an associated company)	611 710
Management and administative service fees paid to Coal Investment Corp BvI (the holding company)	1 011 080
Consideration paid to original shareholders in terms of the Shareholders Agreement.	2 580 990
Trade payables due to related parties	14 297 345
Interest paid to Coal Investment Corp	163 078

7. Financing costs

This amount includes the following :	2005 BWP
Interest paid to vendor	127
Interest paid to Coal Investment Corp. (refer note 6)	163 078
	163 205

8. Taxation

No provision for taxation has been made as the company has estimated tax losses for the period of BWP 19,120,019. These will be utilised against any future taxable income. No deferred tax asset has been recognised in respect of these losses.

9. Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the company's business.

(a) Credit Risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all debtors. The company does not require collateral in respect of financial assets. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk
Fluctuation in interest rates affect the value of short-term cash investments and financing activities, giving rise to interest rate risk. At balance sheet date there were no significant concentrations of interest rate risk.

(c) Foreign currency risk
The company is exposed to foreign currency risk on purchases and borrowings that are denominated in a currency other than Botswana Pula. The currencies giving rise to this risk are primarily South African Rand, U.S.Dollars and Botswana Pula. The company does not hedge its purchases. In respect of monetary assets and liabilities held in currencies other than the Botswana Pula the company ensures that the exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances

(d) Fair values
The fair values of all financial instruments are equal to the carrying values reflected in the balance sheet. The financial instruments are held in the ordinary course of business.

Meepong Resources (Proprietary) Limited

Notes to the financial statements
for the period ended November 30, 2005

10. Notes to the cashflow statement	**2005 BWP**
Cash utilised in operations	
Loss for the period	(2 692 314)
Adjustments for:	
Interest paid	163 205
Operating loss before changes in working capital	(2 529 109)
Increase in accounts receivable	(1 000)
Increase in accounts payable and accrued liabilities	19 120 019
	16 589 910

11. Subsequent event

In terms of the shareholder's agreement entered into on May 8, 2005, as at October 31, 2005 CIC became entitled to subscribe for 51% of the issued share capital in Meepong Resources (Proprietary) Limited at par subject to the approval of the Minister of Minerals, Energy and Water Resources (Botswana). The treasury direction to issue the shares was given on November 1, 2005 and the transfer was effected on December 16, 2005.

On January 20, 2006 CIC, Meepong Investments (Proprietary) Limited, Elvidge Mhlauli, Solomon Tlhapane, Theodoros Pandazis and Meepong Resources (Proprietary) Limited (formerly known as Benefactor Agencies (Proprietary) Limited) concluded an agreement whereby Meepong Investments (Proprietary) Limited exercised its right, in terms of the shareholders agreement entered into on May 8, 2005, to exchange its 49% interest in Meepong Resources (Proprietary) Limited for 20% of the issued and outstanding share capital of CIC (after such issue) as at January 20, 2006, plus a cash consideration of US $2 million payable within five working days of the listing on the Toronto Stock Exchange.

The number of shares to be issued to Meepong Investments (Proprietary) Limited equates to 5,606,250 shares. In terms of the aforesaid agreement the shares in CIC will be distributed by Meepong Investments (Proprietary) Limited to its shareholders in equal proportion.

This transaction will be accounted for as a business combination.

APPENDIX H

MERGECO INFORMATION BROCHURE

MERGECO

INFORMATION BROCHURE

The information contained in this brochure is supplemental to and forms part of the information provided in the Management Information Circular of Consolidated Ophir Ventures Inc. which this brochure accompanies. Unless otherwise noted, the information contained herein is given as of January 31, 2006.

TABLE OF CONTENTS

186

FORWARD LOOKING STATEMENTS

This Information Brochure contains certain forward looking statements. Words such as "may", "would", "could", "will", "expects", "anticipates", variations of such words and similar expressions are intended to identify these forward looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Brochure that address activities, events or developments that Coal Investment Corp. ("**CIC**") expects or anticipates will or may occur in the future, with respect to the corporation ("**MergeCo**") resulting from the consolidation of Consolidated Ophir Ventures Inc. ("**Ophir**") and CIC, are forward looking statements. Actual results could differ materially from those expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on forward looking statements contained in this Information Brochure, which reflect the analysis of the management of CIC, as appropriate, only as of the date of this Information Brochure. There can be no assurance that the actual results or developments anticipated by CIC will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, MergeCo or any of the business or operations of MergeCo. None of MergeCo, CIC or Ophir intends, and none assume any obligation, to update these forward looking statements.

CURRENCY AND EXCHANGE RATES

Any reference to "$" or "Canadian Dollars" in this Information Brochure is a reference to the lawful currency of Canada, unless otherwise indicated.

Any reference to "US$" or "US Dollars" in this Information Brochure is a reference to the lawful currency of the United States.

The following table sets forth (a) the rates of exchange for one US Dollar, expressed in Canadian Dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$1.2116	$1.1659
2004	$1.3015	$1.2036
2003	$1.4015	$1.2924

On January 31, 2006, the noon rate of exchange as reported by the Bank of Canada for conversion of US Dollars into Canadian Dollars was US$1.00 = CDN$1.1439.

The following table sets forth (a) the rates of exchange for one Botswana Pula, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the First National Bank of South Africa rates of exchange for the rates at the end of each of the periods, and the First National Bank of South Africa average rates for such periods.

Year ended December 31	Average ($)	End of Period ($)
2005	$0.1606	$0.1563
2004	$0.1654	$0.1948
2003	$0.1469	$0.1740

On January 31, 2006, the noon rate of exchange as reported by the First National Bank of South Africa for conversion of Botswana Pula into Canadian dollars was 1 Botswana Pula = CDN$0.2604.

MERGECO

On January 4, 2006, Consolidated Ophir Ventures Inc. ("**Ophir**") and Coal Investment Corp. ("**CIC**") entered into a pre-merger agreement (the "**Pre-Merger Agreement**") under which they agreed to consolidate (the "**Merger**") under the *BVI Business Companies Act, 2004* (British Virgin Islands) (the "**BVI Act**"). The company resulting from the Merger ("**MergeCo**") will continue under the name "Coal Investment Corp.", or such other name as may be approved by the board of directors of Ophir and the board of directors of CIC and is acceptable to applicable regulatory authorities, and will be governed by the provisions of the BVI Act. For a description of the Merger, see the section entitled "Special Business of the Corporation – Merger" in the management information circular of Ophir dated February 1, 2006 (the "**Management Information Circular**") which accompanies this Information Brochure.

The registered office of MergeCo will be located at Geneva Place, 2nd Floor, #333 Waterfront Drive, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The head office of MergeCo will be located at Geneva Place, 2nd Floor, #333 Waterfront Drive, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The address for service of MergeCo in Canada will be 110 Sheppard Avenue East, Suite 610, Toronto, Ontario, Canada M2N 6Y8 (Attention: Tau Capital Corp.).

The following diagram illustrates MergeCo's principal subsidiaries following the completion of the Merger, together with the jurisdiction of incorporation of each company and the date on which they came into existence:


Coal Investment Corp.(1)
(British Virgin Islands)
100%
100%(4) (5)
Coal Investment Corp. Services (Proprietary) Limited (2)
(South Africa)
Meepong Resources (Proprietary) Limited (3)
(Botswana)

Notes:

(1) To be incorporated on the consolidation of CIC and Ophir under the *BVI Business Companies Act, 2004* (British Virgin Islands).

(2) Incorporated on October 21, 2004 under the *Companies Act* (South Africa).

(3) Incorporated on January 19, 2004 under the *Companies Act* (Botswana).

(4) In December 2005, CIC acquired a 51% interest in Meepong Resources (Proprietary) Limited ("**Meepong**") after completion of the funding of $2 million for the exploration and development of the Mmamabula Coal Project (as such term is defined in the section entitled "Business of CIC" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular).

(5) Effective January 3, 2006, the holder of the remaining 49% interest in Meepong exercised its right to sell its interest therein to CIC, and CIC acquired the remaining 49% interest in Meepong, in exchange for 5,606,250 common shares of CIC ("**CIC Common Shares**"), representing approximately 20% of the issued and outstanding CIC Common Shares (calculated prior to the completion of the Merger) together with cash consideration of US$2 million payable within 5 business days of the proposed listing of the common shares of MergeCo on a recognized stock exchange. See "Business of CIC" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

BUSINESS OF MERGECO

Upon completion of the Merger, the properties and assets of CIC will become the properties and assets of MergeCo. MergeCo will carry on the business of CIC, which consists of engaging in the acquisition, exploration, development and operation of mineral properties and an associated power generation plant in Botswana. For a description of the business of CIC, see the section entitled "Business of CIC" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

MANAGEMENT AND PROMOTER OF MERGECO

Directors

The proposed board of directors (the "**Board**") of MergeCo will consist of nine (9) individuals. The directors will be the first directors of MergeCo and will continue to hold office until the next annual meeting of the shareholders of MergeCo or until their successors are appointed or elected. The following table and the notes thereto state the names and municipality of residence of each of the proposed directors of MergeCo, their principal occupation(s) within the past five years and an estimate of the number of common shares of MergeCo (each, a "**MergeCo Share**") to be owned, directly or indirectly, or over which control or discretion will be exercised by each of them.

Name and Municipality of Residence	Principal Occupation(s) Within Past Five Years	Estimate of Number of MergeCo Shares Following the Merger [(1)]	
		#	%
Sandra S. Cowan Toronto (Ontario), Canada	Executive Vice President, Partner and General Counsel, EdgeStone Capital Partners (Merchant Bank), 2002 to Present; Partner, Goodman and Carr LLP (Lawyers), 1999 to 2002	200,000	0.69%
Francis J. Crothers Nassau, Bahamas	Chairman and CEO, Island Corporate Holdings Ltd. (Investment Company), 1994 to Present	200,000	0.69%

Name and Municipality of Residence	Principal Occupation(s) Within Past Five Years	Estimate of Number of MergeCo Shares Following the Merger [(1)]	
		#	%
Mandla Sizwe Y. Gantsho Sandhurst, South Africa	Managing Director and CEO, Development Bank of South Africa, 2002 to Present; CFO, Development Bank of South Africa	200,000	0.69%
Reuel J. Khoza [(2)] Gauteng, South Africa	Chairman, Aka Capital (Pty) Limited, 2001 to Present; Chairman, CNI (Pty) Ltd., 1996 to 2001	350,000	1.21%
Gregory S. Kinross Johannesburg, South Africa	CEO, Coal Investment Corp., 2006 to present; Executive Vice-President Business Development, Tau Capital Corp. (Investment and Management Services Company), 2005 to present; Private Equity, Self-Employed 1998 to 2004	510,000 [(3)]	1.76%
Deenadayalen (Len) Konar Johannesburg, South Africa	Chartered Accountant and Consultant, Self-Employed, 1998 to Present; Executive Director, Independent Development Trust, 1992 to 1998	200,000	0.69%
Blackie Marole Gaborone, Botswana	Managing Director, Debswana Diamond Company (Pty) Ltd. (Diamond Producer) 2004 to Present; Manager, De Beers Centenary AG (Diamond Producer), 1983 to 2004	200,000	0.69%
Elvidge G.M. Mhlauli Gaborone, Botswana	Director, Babcock TCM Plant (Pty) Ltd. 2001 to Present; Permanent Secretary, Ministry of State President (Government of Botswana) 1994 to 2000	1,868,750	6.44%
Warren Newfield [(2)(4)] Thornhill (Ontario), Canada	President and CEO, Tau Capital Corp. (Investment and Management Services Company), 2000 to Present; President and CEO, AfriOre Limited (Mineral Exploration and Development), 2000 to present; Vice-President Corporate Development, Platexco Inc. (Platinum Exploration and Development Company), 1997 to 2000	1,862,083 [(4)]	6.41%

Notes:

(1) Based on the number of issued and outstanding common shares of Ophir and CIC Common Shares (collectively, "**Shares of Ophir and CIC**") as at the date hereof. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the number of CIC Common Shares issued pursuant to the Private Placement (as such terms is defined in the section entitled "Special Business of the Corporation - Merger" in the Management Information Circular).

(2) Proposed initial non-management Co-Chairperson of the Board.

(3) Mr. Kinross is expected to, directly or indirectly, exercise control and direction over 510,000 MergeCo Shares, which are registered in the name of Grovest Trust, a family trust of which Mr. Kinross is a beneficiary.

(4) Mr. Newfield is expected to, directly or indirectly, exercise control and direction over 1,862,083 MergeCo Shares, which are registered in the name of The Warren Newfield Family Trust.

The biographies for each of the proposed directors of MergeCo are set out below:

Sandra S. Cowan has been Executive Vice President, Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August, 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto. Ms. Cowan received a Bachelor of Laws degree from the University of Western Ontario in 1985. Within the last five years, Ms. Cowan held or is currently holding positions with the following reporting issuers: (i) director of Petrofund Energy Trust since 2002; (ii) director of Airboss of America Corp. since 2002; (iii) director of Platexco Inc. from 1997 to 2000; (iv) director of AfriOre Limited from 1997 to 2002; (v) trustee of BFI Canada Income Fund from March to April 2002; and (vi) director of Richards Packaging Income Fund from February to April 2004.

Francis J. Crothers has been Chairman and Chief Executive Officer of Island Holdings Limited, a private Bahamas-based investment company since September 1994. Over the past 35 years, Mr. Crothers has served on many public and private sector boards. In addition to currently acting as Vice-Chairman of Caribbean Utilities Company, Abaco Markets, Indigo Networks Limited and Boschendal Wine Estates, Mr. Crothers is also a director of Franklin Templeton Resource Funds, Nuinsco Resources Limited and The Paint Place and the President of Providenciales Power Company. He previously served on the board of Harvard University Graduate School of Education for over ten years and recently served a three-year term as Chairman of the Caribbean Association of Electric Utilities. Mr. Crothers received a Bachelor of Business Administration from the University of Miami in 1966.

Mandla Sizwe Y. Gantsho is a chartered accountant and has been the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa since July 2002. Mr. Gantsho currently serves on the boards of the Centre for Public Service Innovation and Mediro Industrial Holdings and non-executive directorships in Sasol Ltd. and Transnet Ltd. Mr. Gantsho received a Masters in Science degree in Project Management from George Washington University in 2002 as well as a Bachelor of Commerce (Hons) degree from the University of Cape Town in 1986.

Reuel J. Khoza is the founder and Chairman of Aka Capital (Pty) Limited which he founded in 2001. He currently acts as Chairman for Corobrik (Pty) Limited, Murray and Roberts Cementation (Pty) Limited, Akani Leisure (Pty) Limited, and the NEPAD Business Foundation and a Director of JSE Securities Exchange, Protea Hospitality Limited, Nedbank Group and Gold Reef Casino Resorts Limited. His previous directorships include S.C. Johnson & Son S.A., Vodacom Group, JCI, Pinnacle Holdings, Comair Ltd., Standard Bank Group Ltd., Standard Bank of South Africa, IBM S.A., Servgro, Co-ordinated Management Consulting, Munich Reinsurance S.A., IST Holdings, Datacentrix, Guardrisk Assurance Co Ltd., Norwich Holdings, Norwich Life and Liberty Group Ltd. His previous Chairmanships include Co-ordinated Network Investments, Tolcon, Vodac, South African Student Internship Foundation, Sun Air, Corridor Development Corporation, and Creda Press, Glaxo-Smith Kline. Mr. Khoza is also a former Executive Committee Member of the World Business Council for Sustainable Development and former Member of the International Business Council of the World Economic Forum.

Mr. Khoza received a Masters in Marketing degree from the University of Lancaster in the United Kingdom in 1979 as well as a Bachelor of Arts (Hons) degree in Psychology from the University of the North in South Africa in 1974.

Gregory S. Kinross is the Chief Executive Officer of Coal Investment Corp. since 2006. Mr. Kinross is also the Executive Vice-President, Business Development of Tau Capital Corp. since 2005. Prior to that, he carried on a private equity and investment banking business from 1998 to 2004. Prior to 1998, Mr. Kinross spent three years at PricewaterhouseCoopers in South Africa as a Manager. Mr. Kinross, a Chartered Accountant, received a Bachelor of Commerce Degree (With Distinction) from the University of the Witwatersrand in 1993 as well as a Bachelor of Accountancy Degree (With Distinction) from the University of the Witwatersrand in 1994.

Deenadayalen (Len) Konar is a chartered accountant and has been self-employed since 1998. Prior to 1998, he was an Executive Director for Independent Development Trust for six years. Prior to that, he was a professor and head of the Department of Accountancy at the University of Durban-Westville. Mr. Konar currently serves as a non-executive director to Old Mutual South Africa, The South African Reserve Bank, J D Group, Sappi, Kumba Resources and Steinhoff International Holdings and he was recently appointed as an external audit committee member of the International Monetary Fund in Washington. Mr. Konar received a Masters of Accounting Sciences from the University of Illinois in 1981 as well as a Bachelor of Commerce (Hons) degree from the University of Durban-Westville in 1989.

Blackie Marole has been the Managing Director of Debswana Diamond Company (Pty) Ltd. since October 2004. Prior to that, he spent 4 years at De Beers Centenary AG as a Manager and served as Permanent Secretary in Botswana's Ministry responsible for Energy, Water and Minerals for 21 years. Mr. Marole also holds the position of Chairman of Barclays Bank Botswana. Mr. Marole received a Masters in Economics from Williams College in Massachusetts in 1982 as well as a Bachelor of Arts degree in Economics from the University of Botswana in 1979.

Elvidge Mhlauli has been the Director of Babcock TCM Plant (Pty) Ltd. since May 2001. Prior to that, he served as Permanent Secretary from 1994 to 2000 and as Deputy Director from 1983 to 1992 in Botswana's Ministry of State President. Mr. Mhlauli was also a past chairman of Botswana Housing Corporation and a past Director of Botswana Railways. Mr. Mhlauli received a Diploma in Education Management from Moray House College in Edinburgh, Scotland in 1979 as well as a Teacher's Diploma from the University of Botswana in 1972.

Warren Newfield is the President and CEO of Tau Capital Corp. since 2000. Mr. Newfield is the President and CEO of AfriOre Limited since November 2005. Prior to 2000, he was a director and Vice-President, Corporate Development of Platexco Inc. from 1997 to 2000. Mr. Newfield also serves as a director of AfriOre Limited, BrazMin Corp, Coal Investment Corp. and Hamilton Coal Enterprises Limited.

Officers

The following table and the notes thereto state the names and municipal addresses of each of the officers that will be appointed to MergeCo, their proposed position, their principal occupation(s) within the past five years and an estimate of the number of MergeCo Shares to be owned, directly or indirectly, or over which control or discretion will be exercised by each of them.

Name and Municipality of Residence	Proposed Position	Principal Occupation(s) Within Past Five Years	Estimate of Number of MergeCo Shares Following the Merger (1)	
			#	%
Gregory S. Kinross (2) (3) Johannesburg, South Africa	Chief Executive Officer	CEO, Coal Investment Corp., 2006 to present; Executive Vice-President Business Development, Tau Capital Corp. (Investment and Management Services Company), 2005 to present; Private Equity, Self-Employed 1998 to 2004	510,000 (5)	1.76%
Sue M. J. Myburgh(4) Johannesburg, South Africa	Chief Financial Officer	Chief Financial Officer AfriOre Limited (Mineral Exploration and Development) 2004 to present; prior to that Financial Manager of AfriOre Limited.	50,000	0.17%
Francois H. Badenhorst Johannesburg, South Africa	Chief Operating Officer	COO of CIC since 2005; Executive Manager, Eskom Holdings Limited, 1986 to 2005	350,000	1.20%
Solomon Tlhapane Gabarone, Botswana	Honourary President	Self-employed, 1965 to present	1,868,750	6.44%

Notes:

(1) Based on the number of issued and outstanding Shares of Ophir and CIC as at the date hereof prior to completion of the Private Placement. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the number of CIC Common Shares issued pursuant to the Private Placement.

(2) Currently a director of CIC.

(3) Mr. Kinross will devote approximately 80% of his working time to his duties as the Chief Executive Officer of MergeCo.

(4) Ms. Myburgh will devote approximately 50% of her working time to her duties as the Chief Financial Officer of MergeCo.

(5) Mr. Kinross is expected to, directly or indirectly, exercise control and direction over 510,000 MergeCo Shares, which are registered in the name of Grovest Trust.

Except for the biography of Gregory S. Kinross, which is set out above under the heading "Directors", the biographies of the other proposed officers of MergeCo are set out below:

Solomon Tlhapane is an knowledgeable Botswana businessman and co-founder of Meepong Investments. Mr. Tlhapane has been self-employed from 1965 to the present and has significant experience working with both the private sector and public sector in Botswana and South Africa.

Sue M. J. Myburgh is the Chief Financial Officer of CIC since 2006. Ms. Myburgh is also the Chief Financial Officer of AfriOre Limited since 2004. Prior to that, she served as the Administrative and Financial Manager of AfriOre Limited and its subsidiaries from 1997 to 2004.

Francois H. Badenhorst is the Chief Operating Officer of CIC since 2005. Prior to that, Mr. Badenhorst served as the Executive Manager of Eskom Holdings Limited from 1986 to 2005. Mr. Badenhorst received a Bachelor of Science degree from HTS Potchefstroom in 1985.

Promoter

Mr. Gregory S. Kinross may be considered to be the promoter of MergeCo within the meaning of applicable Canadian securities legislation. Based on the number of issued and outstanding Shares of Ophir and CIC as at the date hereof, Mr. Kinross will beneficially own, directly or indirectly, an aggregate of 510,000 MergeCo Shares representing approximately 1.76% of the MergeCo Shares issued and outstanding upon completion of the Merger. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the number of CIC Common Shares issued pursuant to the Private Placement.

Aggregate Ownership of MergeCo Shares

Based on the number of issued and outstanding Shares of Ophir and CIC as at the date hereof, the proposed directors, officers and promoter, as a group, will beneficially own, directly or indirectly, an aggregate of 7,859,583 MergeCo Shares representing approximately 27.07% of the MergeCo Shares issued and outstanding upon completion of the Merger. The actual number of MergeCo Shares, and the percentage of MergeCo's outstanding capital which such shares represent, will depend upon the number of CIC Common Shares issued pursuant to the Private Placement.

Conflicts of Interest

Certain of the proposed directors or officers of MergeCo also serve as directors and/or officers of other companies involved in coal exploration and development and consequently there exists the possibility for such directors or officers to be in a position of conflict. Any decision made by any of such directors involving MergeCo will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of MergeCo and its shareholders. In addition, each of the directors is required to declare the material facts of the interest and act in accordance with the conflict of interest provisions set out in the articles of association of MergeCo and under the BVI Act.

EXECUTIVE COMPENSATION

Proposed Compensation

The table below sets forth the anticipated compensation of MergeCo's Chief Executive Officer, Chief Financial Officer and Chief Operating Officer for the twelve (12) month period after the Merger:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation			All Other Compensation
				Awards		Payouts	
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs[1] Granted	Shares or Units Subject to Resale Restrictions	LTIP[2] Payouts	
Gregory Kinross, Chief Executive Officer	$240,000	-	-	-	-	-	-
Francois Badenhorst, Chief Operating Officer	$145,000[3]	-	-	-	-	-	-
Sue Myburgh, Chief Financial Officer	$65,000	-	-	-	-	-	-

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Mr. Badenhorst's annual compensation is denominated in South African Rand (as of January 31, 2006 $1.00 = ZAR5.32, Bank of Canada)

Employment and Consulting Contracts

Reference is made to the section entitled "Executive Compensation - Employment and Consulting Contracts" in "Appendix G - Coal Investment Corp. Information Brochure" attached to the Management Information Circular.

Compensation of Proposed Directors

Except for options which may be granted to directors of MergeCo pursuant to the proposed share option plan (the "**Share Option Plan**") at the discretion of the Board, it is not intended, at this time, that the proposed directors will receive any other compensation for their services as directors (see "Share Option Plan" below).

Administrative Services

MergeCo will assume the obligations of CIC under the administrative services agreement dated August 1, 2005 (the "**Administrative Services Agreement**") entered into with Tau Capital Corp. ("**Tau**"), which is wholly-owned by Warren Newfield, a proposed director of MergeCo. The Administrative Services Agreement has an initial term of three years, terminating on July 31, 2008, subject to further renewal by the parties to the agreement. In consideration for the provision by Tau to MergeCo of the administrative, advisory and investor relations services, CIC has agreed to pay to Tau a monthly service fee of: (i) US $18,000 until three months prior to the date of listing of the MergeCo Shares on a Canadian stock exchange; and (ii) a monthly service fee of US $23,000 for the three months prior to the date of such

listing. Following the listing of the MergeCo Shares, Tau will be paid a monthly service fee of US $23,000.

DESCRIPTION OF SHARE CAPITAL

MergeCo will have no authorized capital but will be authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value. The shareholders of MergeCo will be entitled to one vote for each MergeCo Share on all matters voted on by the shareholders of MergeCo and will be entitled to receive such dividends as may be declared by the directors out of the funds legally available therefor and to receive the remaining property of MergeCo on dissolution. The MergeCo Shares will be subject to redemption, purchase or acquisition by MergeCo for less than fair value with the written consent of the holder of such shares. The shareholders of MergeCo will have no pre-emptive, redemption or conversion rights. The MergeCo Shares that will be outstanding immediately following the Merger and related transactions will be fully paid for and non-assessable.

Pursuant to the Merger, MergeCo will issue 3,712,500 common share purchase warrants (each a "**MergeCo Warrant**"). Each whole MergeCo Warrant will entitle the holder thereof to acquire one MergeCo Share at an exercise price of US$1.75 per share prior to and including a date that is 36 months from the day that the MergeCo Shares commence trading on the Toronto Stock Exchange or the Alternative Investment Market of the London Stock Exchange, which ever occurs first (provided that, in the event that the MergeCo Shares trade at a price in excess of US$2.50 for a period of twenty consecutive trading days at any time after the first day of trading on a recognised stock exchange, MergeCo may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire at 4.00 p.m. (Toronto time) on the 30th calendar day after the date on which such notice is deemed to have been received by the holders), in exchange for the same number of warrants of CIC with the same attributes, exercise price and expiry date.

Pursuant to the Merger, MergeCo will issue 482,625 common share purchase warrants ("**MergeCo Compensation Warrants**") to purchase MergeCo Shares. Each MergeCo Compensation Warrant will entitle the holder thereof to acquire one MergeCo Share at an exercise price of US$1.00 per share prior to July 21, 2007 or July 29, 2007, in exchange for the same number of warrants of CIC with the same attributes, exercise price and expiry date.

SHARE CAPITAL

Fully Diluted Share Capital Table

	Number of MergeCo Shares	Percentage of Total
Securities Reserved for Issuance in Connection with the Merger	29,032,651	87.4%
Securities Reserved for Issuance upon exercise of MergeCo Warrants and MergeCo Compensation Warrants	4,195,125	12.6%
Total	33,227,776	100%

196

Public and Insider Ownership Table

The following table sets out the aggregate number of MergeCo Shares that will be held by public holders and by the promoter and the insiders of MergeCo, each as a percentage of the total issued and outstanding MergeCo Shares upon completion of the Merger (prior to the completion of the Private Placement).

	Aggregate Number of MergeCo Shares	Percentage of Total Issued and Outstanding MergeCo Shares
Public Holders	19,304318	66.49%
Insiders and Promoter	9,728,333	33.51%
Total	29,032,651	100%

ESCROWED SECURITIES

MergeCo Shares to be issued to Reuel Khoza (proposed director), Elvidge Mhlauli (proposed director), Warren Newfield (proposed director), Gregory Kinross (proposed CEO and director), Solomon Tlhapane (proposed Honourary President and director of Meepong) and Theodoros Pandazis (director of Meepong) will be placed in escrow (the "**Escrowed Shares**") pursuant to National Policy 46-201 *Escrow for Initial Public Offerings.* In that regard, such persons (the "**Holders of Escrow Shares**") will be required to enter into an escrow agreement (the "**MergeCo Escrow Agreement**") with MergeCo and an escrow agent, at the closing of the Merger, pursuant to which the MergeCo Shares held by them upon completion of the Merger will be deposited with the escrow agent in accordance with applicable stock exchange requirements.

The aggregate number of Escrowed Shares to be outstanding upon completion of the Merger will be 8,328,333, representing approximately 28.69% of the total issued and outstanding MergeCo Shares (prior to the completion of the Private Placement).

The Escrowed Shares will be released as follows: (a) 1/4 of the Escrowed Shares on the date the MergeCo Shares are listed (the "**Listing Date**") on a Canadian stock exchange; (b) 1/3 of the Escrowed Shares six months after the Listing Date; (c) 1/2 of the Escrowed Shares 12 months after the Listing Date; and (d) the remaining Escrowed Shares 18 months after the Listing Date.

MARKET FOR SECURITIES

An application has been made to list the MergeCo Common Shares on the Toronto Stock Exchange. Under the terms of the Pre-Merger Agreement, completion of the Merger is subject to the condition that the Toronto Stock Exchange will have conditionally approved the listing of the MergeCo Shares, subject only to the customary listing requirements of such exchange.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF MERGECO

To the knowledge of the directors and officer of CIC, no person will have, upon completion of the Merger, direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, MergeCo Shares that constitute more than 10% of the voting rights attached to MergeCo Shares.

SELECTED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by the pro-forma consolidated balance sheet of MergeCo dated as at December 31, 2005 (see "Pro-Forma Consolidated Financial Statements" in "Appendix H – MergeCo Information Brochure" attached to this Management Information Circular), the audited balance sheet of Ophir dated as at December 31, 2005 (see "Appendix M – Financial Statements" attached to this Management Information Circular), the audited consolidated balance sheet of CIC dated as at November 30, 2005 and the audited balance sheet of Meepong dated as at November 30, 2005 (see "Financial Statements" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular). The pro-forma information presents MergeCo's position giving effect to the Merger. Readers are cautioned that changes will have occurred in each company since the date of the relevant balance sheets.

	As at December 31, 2005
Assets	
Current Assets	$ 3,122,749
Equipment	5,190
Exploration Properties	8,001,872
	$ 11,129,811
Liabilities	
Current Liabilities	$ 1,564,677
	$ 1,564,677
Shareholders' Equity	
Dollar Amount	$ 9,565,134
Number of Securities	29,032,651

DIVIDEND POLICY

MergeCo will have no fixed dividend policy. MergeCo will retain any future earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on the MergeCo Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend upon the results from operations, capital requirements and such other factors as the Board considers relevant.

SHARE OPTION PLAN

Reference is made to the section entitled "Special Business of the Corporation - Share Option Plan" in the Management Information Circular for disclosure relating to the proposed share option plan of MergeCo.

RISK FACTORS

Reference is made to the section entitled "Risk Factors" in "Appendix G - Coal Investment Corp. Information Brochure" attached to the Management Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or the officer of MergeCo, nor an associate or affiliate of any of the foregoing persons, had since its incorporation any material interest, direct or indirect, in any transactions which

materially affected or would materially affect MergeCo or any of its subsidiaries, except for: (i) the Administrative Services Agreement between CIC and Tau (see "Administrative Services" above); and (ii) Elvidge G.M. Mhlauli, a proposed director of MergeCo, Solomon Tlhapane, the proposed Honourary President of MergeCo, and Theodoros Pandazis, a director of Meepong, each received a distribution as a dividend *in specie* from Meepong Investments consisting of 1,868,750 CIC Common Shares in connection with the acquisition by CIC of the remaining 49% interest in Meepong, in exchange for 5,606,250 CIC Common Shares effective January 3, 2006. Such CIC Common Shares will be exchanged for MergeCo Shares pursuant to the Merger. See "Business of CIC" in "Appendix G - Coal Investment Corp. Information Brochure" attached to this Management Information Circular.

MATERIAL CONTRACTS

Reference is made to the section entitled "Material Contracts" in "Appendix G - Coal Investment Corp. Information Brochure" attached to the Management Information Circular.

LEGAL PROCEEDINGS

Reference is made to the section entitled "Legal Proceedings" in "Appendix G - Coal Investment Corp. Information Brochure" attached to the Management Information Circular.

AUDITORS

Upon the completion of the Merger, the auditors of MergeCo will be KPMG Inc., Chartered Accountants, KPMG Crescent, 85 Empire Road, Parktown 2193, South Africa, the current auditors of CIC.

TRANSFER AGENT AND REGISTRAR

Upon the completion of the Merger, the transfer agent and registrar of the MergeCo Shares will be Computershare Investor Services Inc. at its offices in Toronto (Ontario), Canada.

RELATIONSHIP BETWEEN MERGECO AND PROFESSIONAL PERSONS

Marvin Singer, partner at the law firm of Macleod Dixon LLP, Canadian legal counsel to MergeCo, is expected to beneficially own, directly or indirectly, less than 1% of the outstanding MergeCo Shares. Mr. Singer is not and not expected to be elected, appointed or employed as a director, senior officer or employee or to act as a promoter of MergeCo or of an associate or affiliate of MergeCo.

FOREIGN ISSUER

Certain of the proposed directors and/or officers of MergeCo reside outside of Canada. All of the assets of those persons and MergeCo will be located outside of Canada. Although MergeCo will appoint Tau Capital Corp., 110 Sheppard Avenue East, Suite 610, Toronto, Ontario, Canada M2N 6Y8, as its agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon the directors and officers referred to above. It may also not be possible to enforce against MergeCo and against certain of its directors and officers named herein judgements obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

SCHEDULE "A"
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

MERGECO

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

UNAUDITED

MERGECO

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

UNAUDITED

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

COMPILATION REPORT ON THE UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Consolidated Ophir Ventures Inc. (the "Company")

We have read the accompanying unaudited pro forma consolidated balance sheet as at December 31, 2005 and unaudited pro forma consolidated statement of operations for the year then ended of MergeCo and have performed the following procedures:

1. Compared the figures in the columns captioned "Consolidated Ophir Ventures Inc." to the audited financial statements of Consolidated Ophir Ventures Inc. as at December 31, 2005 and for the year then ended, and found them to be in agreement.

2. Compared the figures in the columns captioned "Consolidated Coal Investment Corp." to the audited consolidated financial statements of Coal Investment Corp. as at November 30, 2005 and for the period then ended, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements and regulations of the Toronto Stock Exchange and the Securities Act of Ontario.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments; and

   b) stated the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements and regulations of the Toronto Stock Exchange and the Securities Act of Ontario.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Consolidated Ophir Ventures Inc." and "Consolidated Coal Investment Corp." as at December 31, 2005 and November 30, 2005, respectively, and found the amounts in the column captioned "Unaudited Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Ontario
February 1, 2006

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

MERGECO
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

	Consolidated Ophir Ventures Inc. December 31, 2005 (Audited) $	Consolidated Coal Investment Corp. November 30, 2005 (Audited) $	Adjustments (Note 3) $		Pro Forma Consolidated $
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	36,792	5,547,954	(2,326,000) (180,000)	(i) (iii)	3,078,746
Amounts receivable and other assets	98	43,905			44,003
	36,890	5,591,859			3,122,749
EQUIPMENT	-	5,190			5,190
EXPLORATION PROPERTIES	-	3,736,109	4,265,763	(i)	8,001,872
	36,890	9,333,158			11,129,811
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	12,683	1,551,994			1,564,677
SHAREHOLDERS' EQUITY					
CAPITAL STOCK (Note 5)	42,304	8,482,188	1,939,763 (18,097)	(i) (ii)	10,446,158
TRANSLATION ADJUSTMENT	-	960			960
(DEFICIT)	(18,097)	(701,984)	18,097 (180,000)	(ii) (iii)	(881,984)
	24,207	7,781,164			9,565,134
	36,890	9,333,158			11,129,811

MERGECO
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Consolidated Ophir Ventures Inc. December 31, 2005 (Audited) $	Consolidate Coal Investment Corp. November 30, 2005 (Audited) $	Adjustments (Note 3) $	Pro Forma Consolidated $
OPERATING EXPENSES				
Office and general expenses	32,739	175,326		208,065
Personnel expenses	-	152,151		152,151
Management fees	-	137,464		137,464
Depreciation	-	476		476
(LOSS) FROM OPERATIONS	(32,739)	(465,417)		(498,156)
Financing costs	-	(244,193)		(244,193)
Transaction costs	-	-	(143,208) (iii)	(143,208)
Interest income	-	12,568		12,568
(LOSS) BEFORE INCOME TAXES	(32,739)	(697,042)		(872,989)
Income taxes	-	(4,942)		(4,942)
NET (LOSS) FOR THE YEAR	(32,739)	(701,984)		(877,931)
BASIC AND DILUTED LOSS PER SHARE (Note 6)				(0.04)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of MergeCo have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet as at December 31, 2005 and the unaudited consolidated statement of operations for the year ended December 31, 2005 have been prepared from information derived from the audited December 31, 2005 financial statements of Consolidated Ophir Ventures Inc. ("Ophir"), and the audited November 30, 2005 consolidated financial statements of Coal Investment Corp. ("CIC") together with other information available to the corporations. In the opinion of management of Ophir and CIC, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the proposed transactions described below.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives the pro forma effect to the merger as if it had occurred on January 1, 2005 by combining the operations of Ophir for the twelve months ended December 31, 2005 with the operations of CIC for the nine months ended November 30, 2005. The unaudited pro forma consolidated balance sheet as at December 31, 2005 gives the pro forma effect to the merger as if it had occurred on December 31, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of Ophir as at December 31, 2005, and the audited consolidated financial statements of CIC as at November 30, 2005 contained elsewhere in the Management Information Circular. These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position and operating results, which would have resulted had the proposed merger been effected on the dates indicated.

The substance of the proposed merger is a transaction which results in MergeCo becoming a listed public entity. As a result of the merger and application of Canadian generally accepted accounting principles, future financial statements will present a continuation of CIC's business.

2. PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated financial statements give effect to the following assumptions as if they had occurred on December 31, 2005.

(i) Ophir is continued under the BVI Business Companies Act to facilitate the merger with CIC.

(ii) The merger as described in Note 4 receives all required approvals.

(iii) CIC makes a cash payment of USD$2,000,000 (CDN$2,326,000) and issues 5,606,250 common shares valued at $1,939,763 pursuant to CIC's acquisition of the remaining 49% interest in Meepong Resources (Proprietary) Limited ("Meepong").

(iv) CIC and Ophir common shares are exchanged on a 1:1 basis pursuant to the merger transaction.

(v) The holders of CIC common share purchase warrants will receive share purchase warrants of MergeCo on the same terms and conditions.

(vi) The estimated out-of-pocket costs to complete the transaction are $180,000.

Continued...

3. PRO FORMA ADJUSTMENTS

The unaudited pro forma consolidated financial statements include the following adjustments:

(i) To reflect the issuance of 5,606,250 CIC shares valued at $1,939,763, and cash payment of USD$2,000,000 (CDN$2,326,000) to acquire the remaining 49% interest in Meepong.

(ii) To reflect the exchange of Ophir common shares for MergeCo shares on a 1:1 basis and the exchange of CIC common shares for MergeCo shares on a 1:1 basis pursuant to the merger transaction. As described in Note 4, this transaction will be accounted for as an acquisition of Ophir's net assets by CIC. Accordingly, the issuance of shares will be recorded by eliminating Ophir's share capital and deficit, resulting in a net $24,207 increase to pro forma share capital.

(iii) To reflect estimated transaction costs of approximately $180,000, of which $36,792 is charged to deficit and $143,208 to operations.

4. MERGER

CIC and Ophir have entered into a pre-merger agreement on January 4, 2006. Pursuant to the terms of the agreement, and subject to completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, Ophir intends to combine with CIC through a merger. The merged Company will continue as "Coal Investment Corporation". Each holder of Ophir shares will receive one MergeCo share for each one Ophir share held and each holder of CIC shares will receive one MergeCo share for each one CIC share held.

In accordance with CICA EIC-10, the substance of the transaction is a capital transaction and will be accounted for as a reverse takeover ("RTO"), since CIC was identified as the acquirer. As Ophir did not meet the definition of a business for accounting purposes, this RTO did not constitute a business combination but a capital transaction in substance. The comparative figures that will be presented in the consolidated financial statements after the RTO will be those of CIC except with regard to share capital, which will be that of Ophir.

Based on the audited December 31, 2005 balance sheet of Ophir, the net assets at estimated fair market value that will be combined with CIC is as follows:

Cash	$ 36,792
Prepaid expenses	98
Accounts payable and accrued liabilities	(12,683)
Net assets acquired	$ 24,207

Related transaction costs, in excess of cash acquired of $36,792, amounting to $143,208, will be recorded as an expense in the period the transaction closes.

Continued...

5. CAPITAL STOCK CONTINUITY

Authorized
Unlimited number of common shares
Issued

	Common Shares #	Amount $
Balance of capital stock of CIC, November 30, 2005	22,425,000	8,482,188
Issued for remaining interest in Meepong (Note 2(iii))	5,606,250	1,939,763
Issued upon merger with Ophir (Note 4)	1,001,401	24,207
Shares issued and outstanding after the merger	29,032,651	10,446,158

6. PRO FORMA LOSS PER SHARE

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the year, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

APPENDIX I

RIGHTS OF DISSENT PURSUANT TO SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX J

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

Section 179 - Rights of Dissenters

Based on the BVI Business Companies Act, 2004 (No. 16 of 2004) and amendments made by the BVI Business Companies (Amendment) Act, 2005 ("26/2005").

This is an unofficial consolidation of the BVI Business Companies Act and the amendments thereto. Whilst every effort has been made to ensure correctness, no responsibility is assumed for any errors that may appear.

179.(1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition pursuant to an order of the Court having jurisdiction in the matter,

(ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or

(iii) a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176; and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the ease of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a) the company and the dissenting member shall each designate an appraiser;

(b) the two designated appraisers together shall designate an appraiser;

(c) the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares.

APPENDIX K

COAL INVESTMENT CORP.

SHARE OPTION PLAN

1. PURPOSE

The purpose of this share option plan (the "**Plan**") is to develop and increase the interest of certain Eligible Persons (as hereinafter defined) in the growth and development of Coal Investment Corp. (the "**Corporation**") by providing them with the opportunity to acquire a proprietary interest in the Corporation through the grant of options to purchase common shares in the capital of the Corporation ("**Shares**").

2. ADMINISTRATION

The Plan will be administered by the board of directors of the Corporation or, in the board of directors' discretion, by a committee (the "**Committee**") appointed by the board of directors. Subject to the provisions of the Plan, the board of directors or Committee is authorized in its sole discretion to grant options to purchase Shares to Eligible Persons, to make such determinations under, and such interpretations of, and to take such steps and actions in connection with the proper administration of the Plan and to adopt, amend or revoke such rules and regulations concerning the granting of options pursuant to the Plan as it, in its sole discretion, may deem necessary or advisable. The interpretation and construction of any provision of the Plan by the board of directors or the Committee shall be final and conclusive. No member of the board of directors or Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or any options granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the board of directors or Committee. Any determination approved by a majority of the members of the board of directors or Committee will be deemed to be a determination of that matter by the board of directors or Committee. Members of the board of directors may be granted options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of Section 10, the aggregate number of Shares which may be issued under the Plan shall not exceed 10% of the aggregate number of Shares issued and outstanding (calculated on a non-diluted basis) from time to time. Any option granted under the Plan which has been exercised shall again be available for subsequent grant under the Plan, effectively resulting in a re-loading of the number of Shares available for grants under the Plan. Any Shares subject to an option which for any reason is surrendered, cancelled or terminated or expires without having been exercised shall again be available for subsequent grant under the Plan. No fractional Shares shall be issued, and the board of directors may determine the manner in which fractional share value shall be treated.

4. ELIGIBILITY

Options shall be granted only to Eligible Persons, any registered savings plan established for the sole benefit of an Eligible Person or any company which, during the currency of an option, is wholly-owned by an Eligible Person.

The term "**Eligible Person**" means:

(a) a senior officer or director of the Corporation or an Affiliated Entity (as hereinafter defined);

(b) either:

(i) an individual who is considered an employee of the Corporation or any Affiliated Entity for the purposes of applicable tax legislation,

(ii) an individual who works full-time for the Corporation or any Affiliated Entity providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source, or

(iii) an individual who works for the Corporation or any Affiliated Entity on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source,

any such individual, an "**Employee**";

(c) an individual (or a company wholly-owned by individuals), other than an Employee, senior officer or director of the Corporation or any Affiliated Entity, who:

(i) provides services to the Corporation or an Affiliated Entity, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract with the Corporation or an Affiliated Entity for an initial, renewable or extended period of twelve months or more;

(iii) spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliated Entity;

(iv) has a relationship with the Corporation or an Affiliated Entity that enables the individual to be knowledgeable about the business and affairs of the Corporation; and

(v) does not engage in Investor Relations Activities (as hereafter defined)

any such individual, a "**Consultant**", which includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and partnership of which the individual consultant is an employee or partner; or

(d) any person or company engaged to provide services that include Investor Relations Activities (any such person or company, an "**Investor Relations Consultant**").

For purposes of the foregoing, an "**Affiliated Entity**" means a person or company that is controlled by the Corporation.

The term "**Investor Relations Activities**" means any activities or oral or written communications, by or on behalf of the Corporation or shareholders of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a) the dissemination of information or preparation of records in the ordinary course of business of the Corporation:

(i) to promote the sale of products or services of the Corporation, or

(ii) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation; or

(b) activities or communications necessary to comply with the requirements of:

(i) applicable securities laws, policies or regulations,

(ii) the rules and regulations of The Toronto Stock Exchange (the "**TSX**") or the by-laws, rules or other regulatory instruments of any other self regulatory body or stock exchange having jurisdiction over the Corporation, or

(c) activities or communications that may be otherwise specified by the TSX.

The terms "**person**", "**company**", "**insider**", "**controlled**" and "**senior officer**" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time.

Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the Eligible Persons who are to be granted options under the Plan and the number of Shares subject to each option.

5. PRICE

The purchase price (the "**Price**") for the Shares subject to each option shall be determined by the board of directors or Committee, as applicable, but, in any event, shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the "**market price**" will be the fair market value of the Shares at the time of grant, as determined by the board of directors or Committee and as may be allowed by applicable regulatory authorities. The board of directors or Committee may also determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Person.

6. TERM AND RIGHTS TO EXERCISE

Subject to the provisions of this Section 6 and Sections 7, 8, and 15, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding ten (10) years. The Shares to be purchased upon each exercise of any option (the "**Optioned Shares**") shall be paid for in full at the time of such exercise. Except as provided in Sections 7, 8 and 15, no option may be exercised unless the optionee is then an Eligible Person.

7. CESSATION OF PROVISION OF SERVICES

(a) **Resignation or Discharge of Optionee -** Subject to Section 16, in the event of:

(i) the resignation of an optionee as an employee or senior officer of the Corporation or an Affiliated Entity such that the optionee is no longer an Eligible Person;

(ii) the resignation or removal of an optionee as a member of the board of directors of the Corporation or an Affiliated Entity other than in the circumstances referred to in Section 8, such that the optionee is no longer an Eligible Person;

(iii) the discharge of an optionee as an Employee or senior officer of the Corporation or an Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties; or

(iv) the termination of the agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant by either party thereto, such that the optionee is no longer an Eligible Person,

all options granted to such optionee under the Plan which are then outstanding (whether vested or unvested) shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not previously been exercised:

(A) in the case of clause (i) above, upon notice of such resignation being received by the Corporation or Affiliated Entity;

(B) in the case of clause (ii) above, upon notice of such resignation being received by the Corporation or Affiliated Entity or upon the date of such removal, as applicable;

(C) in the case of clause (iii) above upon notice of such discharge being given by the Corporation or Affiliated Entity to such optionee; and

(D) in the case of clause (iv) above, upon notice of such termination being given by the Corporation or Affiliated Entity to such optionee or being received by the Corporation or Affiliated Entity from the optionee, as applicable.

For the purposes of the Plan, the determination by the Corporation or Affiliated Entity that such optionee was discharged as an employee, senior officer, Consultant or Investor Relations Consultant of the Corporation or Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties or service contract shall be binding upon such optionee.

(b) **Other Termination of Optionee** - In the event of the termination of employment or engagement of an optionee by the Corporation or Affiliated Entity (including the expiry of an agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant) other than in the circumstances referred to in subsection 7(a) and Section 8, such that the optionee is no longer an Eligible Person, such optionee may exercise each option then held by such optionee under the Plan to the extent that such optionee was entitled to do so at the time of such termination, at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 90th day (or such later day as the board of directors or the Committee in its sole discretion may determine) following the effective date upon which the optionee ceases to be an Eligible Person, or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

(c) **RRSP's and Holding Companies** – In the event that an option is held by a registered retirement saving plan established for the sole benefit of an Eligible Person or a company wholly-owned by an Eligible Person or a company wholly-owned by an Eligible Person, the provisions of this Section 7 shall apply to such option as if the option was held directly by the applicable Eligible Person.

8. DEATH OF OPTIONEE

In the event of the death of an optionee while the optionee is an Eligible Person prior to 5:00 p.m. (Toronto time) on an option's expiry date, the option may be exercised, as to all or any of the Optioned Shares subject to such option in respect of which such optionee would have been entitled to exercise the option hereunder at the time of the death of such optionee if such optionee had survived, by the legal representatives of such optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such optionee or the expiry date of such option, whichever is the earlier, after which the option shall in all respects

cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

9. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

10. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, subject to compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the Price in the event of any such change. If an adjustment results in a fractional share, the fraction shall be disregarded.

11. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, subject to approval of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation.

12. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the effective date of the consolidation of Consolidated Ophir Ventures Inc. and Coal Investment Corp. to form the Corporation.

13. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan. In the event of any inconsistency or conflict between the provisions of such an agreement and the Plan, the provisions of the Plan shall prevail.

14. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option agreement, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of Optioned Shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the applicable Price.

Upon receipt of a certificate of an authorized officer directing the issue of Shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the Optioned Shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

15. VESTING RESTRICTIONS

Options granted under the Plan may vest at the discretion of the board of directors or Committee, as applicable.

16. CHANGE OF CONTROL

If a *bona fide* offer (an "**Offer**") for Shares is made to the shareholders of the Corporation which, if options granted under the Plan were exercised would include optionees and which Offer, if accepted in whole or in part, would result in the offeror exercising control of the Corporation within the meaning of subsection 1(3) of the *Securities Act* (Ontario) (as amended from time to time) then, notwithstanding Section 15, but subject to the other provisions hereof:

(a) **Board of Directors Consent** - The board of directors or Committee may give its express consent to the exercise of any options granted under the Plan, which were outstanding at the time of the Offer but are not then vested, in the manner hereinafter provided.

(b) **Notice of Right to Exercise** - If the board of directors or Committee has so consented to the exercise of any options outstanding at the time of the Offer, the Corporation shall immediately given notify each optionee currently holding an option under the Plan of the Offer with full particulars thereof, together with a notice stating that, in order to permit the optionee to participate in the Offer, the optionee may, during the period that the Offer is open for acceptance (or if no such period is specified, a period of 30 days following the date of such notice) exercise all or any portion of any such options held by the optionee.

(c) **Exercise and Deemed Exercise** - In the event that the optionee so exercises any such option, such exercise shall be in accordance with Section 14; provided that, if necessary in order to permit the optionee to participate in the Offer, such options shall be deemed to have been exercised and the issuance of Optioned Shares shall be deemed to have occurred, effective as of the first business day prior to the date on which the Offer was made.

(d) **Completed Offer** - If, upon the expiry of the applicable period referred to in subsection 16(b), the Offer is completed and:

 (i) the optionee has not exercised the entire or any portion of such option, then, for greater certainty, any options not exercised shall continue to be valid and existing under the Plan in accordance with the terms of their grant; or

 (ii) the optionee has exercised the entire or any portion of such option but has not tendered the Optioned Shares to the Offer, then, as and from the expiry of such period, the Corporation may require the optionee to sell to the Corporation such Optioned Shares for a purchase price per Share equal to the Price.

(e) **Reinstatement of Optioned Shares** - If:

 (i) the Offer is not completed (within the time specified therein, if applicable); or

 (ii) all of the Optioned Shares tendered by the optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then the Optioned Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror shall be returned by the optionee to the Corporation and reinstated as authorized but unissued Shares, and the terms of the options set forth herein shall again apply to such options or the remaining portion thereof, as the case may be.

(f) **Refund of Option Price** - If any Optioned Shares are returned to the Corporation pursuant to subsection 16(e), the Corporation shall refund the applicable Price to the optionee in respect of such Optioned Shares.

(g) **Limited Right to Sell** - In no event shall the optionee be entitled to sell the Optioned Shares other than pursuant to the Offer except as provided in clause 16(d)(ii).

17. MISCELLANEOUS

(a) **No Rights as a Shareholder** - Nothing contained in the Plan nor in any option granted hereunder shall be deemed to give any optionee any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any option.

(b) **Employment** - Nothing contained in the Plan shall confer upon any optionee any right with respect to employment or continued employment or the right to continue to serve as a member of the board of directors, a Consultant or an Investor Relations Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment at any time. Participation in the Plan by an Eligible Person is voluntary.

(c) **Record Keeping** - The Corporation shall maintain a register in which shall be recorded all pertinent information with respect to the granting, amendment and/or exercise of options.

(d) **Income Taxes** - As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan or the issuance of the Optioned Shares hereunder.

(e) **No Representation or Warranty** - The Corporation makes no representation or warranty as to the future market value of any Optioned Shares issued in accordance with the provision of the Plan.

(f) **Compliance with Applicable Law** - If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith. Subject to compliance with applicable securities laws and regulations, grants of options pursuant to the Plan may be made prior to the receipt of the necessary approvals required by the rules of the TSX or such other stock exchange or regulatory authority having jurisdiction over the securities of the Corporation, provided that the option agreements evidencing such grants shall specify that they shall not be exercisable, in whole or in part, unless such approvals are received. The Corporation shall not be obligated by any provision of the Plan or the granting of any option hereunder to issue or sell Optioned Shares in violation of any laws, rules or regulations or any condition of such approvals. No option shall be granted and no Optioned Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Optioned Shares under the securities laws or regulations of any jurisdiction and any purported grant of any option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Optioned Shares pursuant to the Plan unless such Shares shall have been duly listed and posted for trading, upon all stock exchanges on which the Shares are listed and posted for trading. If any Shares cannot be issued or sold to any optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Price paid to the Corporation shall be returned to the optionee.

18. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the British Virgin Islands and shall be deemed to have been made therein.

19. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which the option has not been exercised.

APPENDIX L

CHARTER FOR THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS OF

CONSOLIDATED OPHIR VENTURES INC.

I. MANDATE

The Audit Committee (the "**Committee**") of the Board of Directors (the "**Board**") of Consolidated Ophir Ventures Inc. (the "**Corporation**") shall assist the Board in fulfilling its financial oversight responsibilities. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1. The quality and integrity of the Corporation's financial statements and other financial information;

2. The compliance of such statements and information with legal and regulatory requirements;

3. The qualifications and independence of the Corporation's independent external auditor (the "Auditor"); and

4. The performance of the Corporation's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of three or more members.

B. Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Corporation or of an affiliate of the Corporation.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement.

C. Appointment and Removal

In accordance with the By-laws of the Corporation, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting,

F. Meetings

The Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Corporation's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Corporation.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Corporation or of an affiliate of the Corporation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Corporation's financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Corporation, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III. DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Corporation's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1. Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Corporation, consistent with Independence Standards Board Standard 1.

2. Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3. Require the Auditor to report directly to the Committee.

4. Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external Auditor of the Corporation.

Performance and Completion by Auditor of its Work

5. Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.;

6. Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Corporation's shareholders of the existing, Auditor.

7. Pre-approve all auditing services and permitted non-audit services, including the fees and terms thereof, to be performed for the Corporation by the Auditor unless such non-audit services:

    (a) which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Corporation to the Auditor during the fiscal year in which the non-audit services are provided;

    (b) were not recognized by the Corporation at the time of the engagement to be non-audit services; and

    (c) are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Corporation

8. Establish procedures for:

   (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

   (b) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9. Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's controls and any special steps adopted in light of material control deficiencies.

10. Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

11. Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

12. Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

13. Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

   (a) The adoption of, or changes to, the Corporation's significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

   (b) The management inquiry letter provided by the Auditor and the Corporation's response to that letter.

   (c) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Corporation

14. Review the Corporation's annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Corporation publicly discloses this information.

15. Review the Corporation's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information

extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16. Review disclosures made to the Committee by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process of the Corporation's financial statements about any significant deficiencies in the design or operation of controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

Manner of Carrying Out its Mandate

17. Consult with the Auditor, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements,

18. Request any officer or employee of the Corporation or the Corporation's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19. Meet with management, any internal auditor and the Auditor in separate executive sessions at least quarterly.

20. Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Committee advisors.

21. Make regular reports to the Board.

22. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23. Annually review the Committee's own performance.

24. Provide an open avenue of communication among the Auditor, the Corporation's financial and senior management and the Board.

25. Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

F. <u>Limitation of Audit Committee's Role</u>

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

APPENDIX M

FINANCIAL STATEMENTS

CONSOLIDATED OPHIR VENTURES INC.
(FORMERLY "OPHIR VENTURES INC.")

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONSOLIDATED OPHIR VENTURES INC.
(FORMERLY "OPHIR VENTURES INC.")

FINANCIAL STATEMENTS

DECEMBER 31, 2005

MHC McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Consolidated Ophir Ventures Inc. (formerly "Ophir Ventures Inc.")

We have audited the balance sheets of Consolidated Ophir Ventures Inc. (formerly "Ophir Ventures Inc.") as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
February 1, 2006

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

BALANCE SHEETS
AS AT DECEMBER 31

	2005 $	2004 $
ASSETS		
CURRENT ASSETS		
Cash	36,792	-
Prepaid expenses and amounts receivable	98	1,142
	36,890	1,142
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	12,683	9,196
SHAREHOLDER'S EQUITY		
CAPITAL STOCK (Note 3)	42,304	-
DEFICIT	(18,097)	-
PARTNER'S DEFICIENCY (Note 1)	-	(8,054)
	36,890	1,142

Approved On Behalf of the Board:

Signed "Dennis H. Peterson", Director

Signed "Maria A. Bruzzese", Director

See accompanying notes to the financial statements.

STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2005 $	2004 $
EXPENSES		
Administration	32,739	14,101
NET (LOSS) FOR THE YEAR	(32,739)	(14,101)
LOSS ALLOCATED TO PARTNERS EQUITY PRIOR TO JUNE 29, 2005 (Note 1)	14,642	14,101
DEFICIT, END OF YEAR	(18,097)	-
NET (LOSS) PER SHARE – basic and diluted*	(0.04)	(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING*	875,237	851,401

*As disclosed in Note 1, the partners' capital that was represented by 42,570,065 units was replaced with 42,570,065 pre-consolidation common shares on June 29, 2005. See also Note 3.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2005 $	2004 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the year	(32,739)	(14,101)
Net changes in non-cash working capital balances:		
Prepaid expenses and amounts receivable	1,044	1,948
Accounts payable and accrued liabilities	3,487	2,075
Cash flows from operating activities	(28,208)	(10,078)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners Contribution	50,000	-
Shares issued	15,000	-
INCREASE (DECREASE) IN CASH DURING YEAR	36,792	(10,078)
CASH, BEGINNING OF YEAR	-	10,078
CASH, END OF YEAR	36,792	-

SUPPLEMENTAL INFORMATION

Interest paid	-	-

See accompanying notes to the financial statements.

1. BASIS OF PRESENTATION AND GOING CONCERN

Prior to June 29, 2005, the entity owned its assets and carried on its operations as the Authentex Software Limited Partnership ("Limited Partnership" or "Partnership").

Pursuant to various reorganizing transactions that were approved by the Limited Partnership unit holders on April 7, 2005 and the regulators on June 29, 2005 and disclosed in the March 8, 2005 information circular, the Partnership has reorganized its legal structure and effective June 29, 2005 began to operate as a corporation. Prior to June 29, 2005, the entity operated as a Limited Partnership. The Company changed its name to Ophir Ventures Inc. and then again to Consolidated Ophir Ventures Inc.

The substance of the reorganization transaction was that each unit holder of the Partnership received a share of Ophir Ventures Inc. (the "Company") for each unit held. All assets and the liabilities of the Partnership relating to professional fees and transaction costs are transferred to the Company. In order to effect the transaction, 42,570,065 pre-consolidation common shares of the Company were issued pro rata to the owner's 42,570,065 Partnership units.

Since there is no change in the individual interests of the limited partners in the entity and the reorganization lacks economic substance, management has applied "continuity-of-interest" accounting. The carrying values of assets and liabilities transferred from the Partnership to the Company do not change. The comparative figures are those of the Limited Partnership and the comparative earnings per share is calculated as if the previous Partnership units were common shares outstanding.

The values assigned to the various assets acquired and liabilities assumed on June 29, 2005 are as follows:

Cash	$ 50,397
Accounts payable	(23,093)
Net carrying value	$ 27,304

The partners' equity (deficiency) from December 31, 2004 to date of transaction (June 29, 2005) is as follows:

Balance, December 31, 2004	$ (8,054)
Partners' contribution	50,000
Loss for the period January 1, 2005 to June 29, 2005	(14,642)
Balance of partners' equity, June 29, 2005, to capital stock	$ 27,304

During the year ended December 31, 2005, the Partnership completed the sale of 28,380,065 Limited Partnership Units at a price of $0.0017618 per Unit for gross proceeds of $50,000, pursuant to a private placement with a director of the Partnership's general partner, NPRG Management Inc.

The financial statements of the periods while the entity was a Limited Partnership include only the assets and liabilities of the Partnership and do not include any other assets and liabilities, including income taxes, of the partners. The Limited Partnership was dissolved effective June 29, 2005.

The Company has no current operations or cash flows and minimal working capital. These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to discharge its liabilities and realize the carrying value of its assets in the normal course of business. Accordingly, the financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future financings. See Note 6.

Continued...

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant:

Loss Per Unit

Basic loss per unit is calculated using the weighted average number of units outstanding. Diluted loss per unit is calculated using the treasury stock method. In order to determine diluted loss per unit, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common units at the average market price during the period, with the incremental number of units being included in the denominator of the diluted loss per unit calculation. The diluted loss per unit calculation excludes any potential conversion of options and warrants that would increase earnings per unit or decrease loss per unit.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. CAPITAL STOCK

Authorized

Unlimited number of common shares

Issued

1,001,401 common shares

Transactions during the period were as follows:

	Number of Shares #	Amount $
Common shares issued in exchange for total net assets of the Limited Partnership (Note 1)	851,401	27,304
Common shares issued for cash	150,000	15,000
Balance, December 31, 2005	1,001,401	42,304

During the year ended December 31, 2005, the Company completed the issuance of 7,500,000 pre-consolidation common shares at $0.002 per share to arm's length subscribers for gross proceeds of $15,000 pursuant to a non-brokered private placement. The proceeds of the private placement will be applied to general corporate purposes and the costs of identifying a new business.

During the year ended December 31, 2005, the Company completed a share consolidation on the basis of one common share for every fifty common shares currently issued and outstanding. The share consolidation was approved at the annual and special meeting of the shareholders of the Company held on December 2, 2005. Shares and per share amounts have been retroactively adjusted to reflect the share consolidation.

Continued...

4. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at December 31, 2005 is $ 3,679 (2004 - $ 694) owing to a corporation controlled by an officer and director, who is also a significant shareholder, of the Company for certain expenditures incurred by the corporation on behalf of the Company.

5. FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, amounts receivable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

6. SUBSEQUENT EVENTS

Proposed Reorganization

On January 4, 2006, the Company entered into a pre-merger agreement with Coal Investment Corp. ("CIC"), an arm's length private British Virgin Islands corporation, pursuant to which the Company and CIC have agreed to merge conditional upon, among other things, receipt of all necessary shareholder approvals and the continuance of Ophir into the British Virgin Islands.

Pursuant to the merger agreement, all of the outstanding shares of Ophir and of CIC will be exchanged on a one for one basis for common shares of the merged company ("MergeCo"). As at December 31, 2005, CIC had 22,425,000 common shares outstanding, and based on the December 31, 2005 issued capital of CIC and the Company, upon completion of the merger, the existing shareholders of CIC will, in the aggregate, hold 95.7% of the issued and outstanding common shares of Mergeco and the existing shareholders of the Company will hold 4.3% thereof. As well, CIC has 3,712,500 common share purchase warrants outstanding, each warrant entitling the holder to purchase one common share of CIC for US$1.75 expiring on the third anniversary of the first trading day following the listing of CIC on a recognized stock exchange. Such warrants will be exchanged for equivalent warrants of Mergeco. In addition, MergeCo will issue 482,625 common share purchase warrants to purchase MergeCo shares. Each MergeCo warrant will entitle the holder thereof to acquire one MergeCo share at an exercise price of US$1.00 per share prior to July 21, 2007 or July 29, 2007, in exchange for the same number of outstanding warrants of CIC with the same attributes, exercise price and expiry date.

The substance of the common share exchange and proposed reorganization is a transaction, which will result in CIC becoming a listed public entity through the proposed merger.

At the time of the pre-merger agreement, CIC indirectly held a 51% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. On January 20, 2006, CIC acquired the remaining 49% interest in the two prospecting licences for 5,606,250 common shares. This share issuance will result in the CIC shareholders receiving an additional 5,606,250 common shares of Mergeco for a total of 28,031,250 common shares or 96.6% of Mergeco.

CONSOLIDATED OPHIR VENTURES INC.
(formerly Ophir Ventures Inc.)
(formerly Authentex Software Limited Partnership)

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

Consolidated Ophir Ventures Inc. ("Ophir") continued after the liquidation and dissolution of Authentex Software Limited Partnership ("Authentex"), as discussed below. This Management Discussion and Analysis ("MD&A") for the year ended December 31, 2005 is the third period of MD&A for Ophir, the first being for the six months ended June 30, 2005 and the second being for the nine months ended September 30, 2005. MD&A for periods prior to the six months ended June 30, 2005 relate to Authentex. See "Changes in Accounting Policies Including Initial Adoption". This MD&A should be read in conjunction with the financial statements of Ophir for the twelve months ended December 31, 2005 (audited), the financial statements of Authentex for the twelve months ended December 31, 2004 (audited) and the related notes. Ophir's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. Ophir reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A is made as of February 1, 2006 and contains all relevant considerations to that date.

The following MD&A may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of Ophir at the time the statements were made.

Additional information relating to Ophir is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Ophir is an inactive reporting issuer seeking a new business with an objective to maximize shareholder value. Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See "Proposed Transactions".

Ophir was incorporated under the laws of the Province of Alberta on April 7, 2005, and deemed to be a reporting issuer in the Province of Ontario on June 28, 2005. As at the date of this MD&A, Ophir had 1,001,401 common shares issued and outstanding (the "Shares"). Ophir's Shares are not listed or quoted on any published market.

Ophir was formed as part of the liquidation and dissolution of Authentex Software Limited Partnership (herein referred to as "Authentex"), a limited partnership which was a reporting issuer in the Province of Ontario, as described below. Ophir is currently dormant and has no sources of revenue. The management of Ophir is currently in the process of identifying business opportunities for Ophir, with a view to maximizing value for shareholders. As noted above, Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See "Proposed Transactions".

OVERALL PERFORMANCE

Ophir is currently dormant and has no sources of revenue. On June 28, 2005, Ophir received an order from the Ontario Securities Commission deeming Ophir to be a reporting issuer in the Province of Ontario. This was the last step required to complete a reorganization of Authentex (collectively, the "Reorganization Transactions") which were approved by Authentex Unitholders at the extraordinary meeting held on April 7, 2005.

The Reorganization Transactions implemented a series of steps pursuant to which the Authentex reorganized its affairs to operate as a corporation. In particular, the Reorganization Transactions consisted of the following steps which were disclosed in an information circular of Authentex dated March 8, 2005 which has been filed on www.sedar.com:

(a) subscription by Authentex for 42,570,065 shares of Ophir (the "Ophir Shares"), a newly incorporated company, in consideration for all of the assets of Authentex, consisting only of its cash on hand with no liabilities;

(b) distribution by Authentex to its Unitholders of all of the Ophir Shares which resulted in the Unitholders receiving one common share of Ophir for each Unit of Authentex effective today; and

(c) liquidation and dissolution of Authentex effective June 29, 2005 pursuant to which Authentex no longer subsists and the limited partnership Units of Authentex are cancelled and no longer have any force or effect.

The result of the Reorganization Transactions is that Ophir continues with the same security holders and asset base Authentex had. Pursuant to the terms of the Reorganization Transactions, Ophir agreed to pay the costs associated with the liquidation and dissolution of Authentex up to a maximum amount of $8,000. These costs consisted of professional fees and certain filing fees. In addition, Ophir incurred expenses consisting of filing fees and professional fees associated with its incorporation and the establishment of its status as a reporting issuer in the Province of Ontario. Pursuant to the terms of agreements between Ophir and Authentex, Ophir is not the legal successor to the business of Authentex, and Ophir is not liable for any obligations of the Authentex, contingent or otherwise, except for the agreement to fund $8,000 of transaction costs as noted above which amount was paid during the period. Ophir has a financial year end of December 31. As at June 29, 2005, Authentex had no assets and no liabilities and was dissolved effective that date.

Ophir has commenced a process to identify new business opportunities for Ophir. The management of Ophir believes that the reorganization of Ophir as a corporation has several benefits which will make Ophir more attractive for new business opportunities. A limited partnership form of organization is not always easily understood. A corporate form of organization is more common, and investors in junior public issuers generally expect that they are investing in an issuer organized as a corporation. Furthermore, the corporate form of organization contains mechanisms for corporate administration and governance which are more ideally suited to junior public companies. These mechanisms include a board of directors which is directly accountable for the business and affairs of the corporation and annual elections of directors, rather than a limited partnership which has a general partner to administer its affairs, the directors of which are not elected by the unitholders. Finally, the limited partnership structure results in certain income tax consequences, being the allocation of profit and losses to unitholders. In many cases this income tax treatment is undesirable or suboptimal.

In order to be more systematic in the identification of new business opportunities, management of Ophir has determined that it is prudent to concentrate on a particular sector. To this end, management of Ophir has determined to seek business opportunities in the resource sector. Management of Ophir believes that the resource sector offers sound opportunities for a junior public company seeking to reactivate. Canadian capital markets are receptive to resource enterprises and commodity prices have improved over the last several years. Management of Ophir has experience in the resource sector and this expertise will assist in identifying and evaluating potential opportunities.

In order to further facilitate the reactivation of Ophir's affairs through the acquisition of a suitable investment opportunity, management of Ophir concluded that further working capital was required and that the share capital of Ophir had to be rationalized. Accordingly, Ophir has taken two further initiatives to assist in the process of identifying new business opportunities.

First, Ophir sold 7,500,000 common shares at $0.002 per share to arm's length subscribers for gross proceeds of $15,000 pursuant to a non-brokered private placement completed on November 3, 2005. The proceeds of the private placement will be applied to general corporate purposes and the costs of identifying a new business. As at September 30, 2005, Ophir had working capital of $18,936, and this amount was viewed as insufficient to fund ongoing general and administrative expenses of a junior public company, as well as fund out-of-pocket expenses associated with identifying new business opportunities, for the next twelve months. Immediately before completion of the private placement, Ophir had 42,570,065 common shares issued and outstanding. As a result of the issuance of 7,500,000 common shares pursuant to the private placement, Ophir had 50,070,065 common shares issued and outstanding at that time. The common shares issued on the private placement are subject to a four-month hold period, which expires on March 4, 2006.

Second, Ophir held a special meeting of shareholders on December 2, 2005 as described in a management information circular dated November 4, 2005 filed on www.sedar.com to consider two items of special business which were approved by shareholders of Ophir as summarized below:

a) The consolidation of the issued and outstanding common shares of Ophir on the basis of one (1) common share for every fifty (50) common shares currently issued and outstanding. The consolidation was proposed in order to reflect the value of Ophir more appropriately, and to thereby provide increased flexibility in the capital structure of Ophir and in any future financing of Ophir. This was accomplished by reducing the number of issued and outstanding shares of Ophir to a substantially lesser amount more appropriate for a dormant reporting issuer with no undertaking and no material assets. The share consolidation became effective on December 2, 2005 pursuant to articles of amendment filed effective that date and, as a result, shareholders of record owned 1,001,401 post-consolidation common shares in lieu of the 50,070,065 common shares of Ophir which were formerly issued and outstanding.

b) To distinguish Ophir on a pre-consolidation and post-consolidation basis, shareholders approved a change of name of Ophir to "CONSOLIDATED OPHIR VENTURES INC.". The name change became effective on December 2, 2005 pursuant to articles of amendment filed effective that date.

As noted above, the formal notice of this shareholder meeting and the related management information circular have been filed on www.sedar.com. Further information with respect to the special meeting is provided in these documents.

The common shares of Ophir are speculative and involve a high degree of risk. Ophir does not currently have an undertaking. Furthermore, Ophir has limited working capital to pursue such opportunities. Success in identifying a suitable new business for Ophir cannot be assured. Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See "Proposed Transactions". Further announcements will be made on the status of this process.

In addition to the other information contained in this management discussion and analysis, shareholders should carefully consider the following risk factors which may have a material adverse effect on the business, financial condition or results of operations of Ophir.

1. Ophir is inactive and does not currently have any commercial operations and has no assets other than limited cash. It has no history of earnings, and no current prospects to generate earnings or pay dividends.

2. The common shares of Ophir are highly speculative given the present stage of development of Ophir and the proposed purchase of a new business.

3. The directors and officers of Ophir only devote a portion of their time to the business and affairs of Ophir and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time. The success of Ophir is dependant on the efforts and abilities of its directors and officers, the loss of any of which could have a material adverse affect on Ophir's prospects.

4. There can be no assurance that an active liquid market for Ophir's common shares will develop and an investor may find it difficult to resell the common shares of Ophir.

5. Ophir only has limited funds with which to identify and evaluate potential businesses and there can be no assurance that Ophir will be able to identify a suitable new business.

6. Ophir will likely require additional funds to identify and evaluate potential businesses and, if so, given the current value of Ophir as a dormant issuer with no undertaking or material assets, such financing will only be available through an issuance of common shares. Any such issuance of common shares may be highly dilutive to the existing shareholders.

7. Even if a proposed new business is identified, there can be no assurance that Ophir will be able to successfully complete the transaction. Furthermore, any such transaction may be subject to regulatory approval.

8. In the event that the management of Ophir reside outside of Canada or Ophir identifies a foreign business as a proposed new business, investors may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management resident outside of Canada or upon the foreign business and may find it difficult or impossible to enforce against such persons, judgments obtained in Canadian courts.

9. The acquisition of a new business may be financed in all or part by the issuance of additional securities by Ophir and this may result in further dilution to existing shareholders, which dilution may be significant and which may also result in a change of control of Ophir.

10. Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See "Proposed Transactions". Success in completing the merger with CIC cannot be assured, and even if this transaction is completed, the merged company will be subject to numerous and substantial risks.

As a result of these factors, an investment in securities of Ophir is only suitable to investors who are willing to rely solely on management of Ophir and who can afford to lose their entire investment and those investors who are not prepared to do so should not invest in these securities.

SELECTED ANNUAL AND QUARTERLY INFORMATION

Consolidated Balance Sheet Data – As at December 31, 2005, 2004 and 2003 (audited).

	December 31, 2005 ($)	December 31, 2004 ($)	December 31, 2003 ($)
Current Assets	36,890	1,142	13,168
Current Liabilities	12,683	9,196	7,121
Working Capital (Deficit)	24,207	(8,054)	6,047
Total Assets	36,890	1,142	13,168
Shareholder's Equity (Deficiency)(1)	36,890	(8,054)	6,047

Consolidated Statement of Earnings and Deficit Data - Twelve Months Ended December 31, 2005, 2004 and 2003 (audited).

	December 31, 2005 ($)	December 31, 2004 ($)	December 31, 2003 ($)
Expenses	32,739	14,101	24,229
Net Loss	(32,739)	(14,101)	(36,791)
Net Loss (Per Share/Unit)(1)	(0.04)	(0.00)	(0.00)
Net Loss (Per Share/Unit, Diluted) (1)(2)	(0.04)	(0.00)	(0.00)

Notes: (1) Prior to December 31, 2005 the business operated as a limited partnership.
(2) Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Working capital and the value of current assets showed an increase as at December 31, 2005, compared to December 31, 2004, following the completion of two private placements. The first was a non-arm's length private placement by Authentex of 28,380,065 Units at a price of $0.0017618 per Unit for total gross proceeds of $50,000. See "Transactions with Related Parties – Twelve Months Ended December 31, 2005". The second was an arm's length private

placement by Ophir of 7,500,000 common shares at $0.02 per share for gross proceeds of $15,000. Authentex had a decrease in working capital and the value of its current assets as at December 31, 2004, compared to December 31, 2003, as a result of its continuing dormant status and the depletion of its cash levels in which all cash on hand was used to pay for expenses required to keep Authentex in good standing while it seeks a new business.

Current liabilities were higher as at December 31, 2005, compared to the same period in the prior year, as are result of the increased activity associated with the Reorganization Transactions. Current liabilities were also higher as at December 31, 2004, compared to December 31, 2003 as a result of an increase in accounts payable and accrued charges.

During the twelve months ended December 31, 2005, expenses were substantially higher than in the same period of the prior year, due to various filing and professional fees incurred during the period in connection with the Reorganization Transactions, as noted above. Expenses were lower during the twelve months ended December 31, 2004, compared to the twelve months ended December 31, 2003, reflecting the current dormant status of Authentex, as funds were expended solely to pay expenses required to keep the partnership in good standing and in a position to seek a new business, as well as efforts undertaken by new management to reduce administrative expenses.

RESULTS OF OPERATIONS

Twelve Months Ended December 31, 2005

During the twelve months ended December 31, 2005, Ophir had no revenue (2004 - $nil) and incurred expenses of $32,739 (2004 - $14,101), all of which related to administrative costs. Expenses were higher for the twelve months ended December 31, 2005, compared to the same period in the prior year, due to additional filing and professional fees incurred in connection with the Reorganization Transactions. Administration expenses associated with the Reorganization Transactions totaled approximately $11,000 of the $32,739 incurred during the period. In particular, as a result of the reorganization of Authentex, Ophir funded approximately $8,000 of the costs associated with the liquidation and dissolution of Authentex. These costs consisted of professional fees and certain filing fees. In addition, Ophir incurred expenses consisting of filing fees and professional fees associated with its incorporation and the establishment of its status as a reporting issuer in the Province of Ontario of approximately $3,000, and the balance of the expenses related to filing fees, transfer agent, accounting and auditing and related expenses. Expenses of Ophir are expected to approximate the expenses of Authentex prior to the Reorganization Transactions. Such expenses will continue to reflect the current dormant status of Ophir, as funds are expended solely to keep Ophir in good standing and in a position to seek a new business.

Ophir's net loss for the period was $32,739 (2004 – ($14,101). Net loss was higher during the twelve months ended December 31, 2005, compared to the same period in the prior year due to additional expenses incurred in connection with the Reorganization Transactions, as noted above.

Authentex has incurred losses in each of the last five years, due to expenses incurred to keep Authentex in good standing and in a position to seek a new business. Management of Ophir is continuing its efforts to seek a new business as it has done in prior periods. Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See

"Proposed Transactions". The current level of expenses and losses is expected to continue until a new business is identified and a merger is successfully completed.

Twelve Months Ended December 31, 2004 and 2003

During this period, Authentex had no revenue (2003 - $nil) and incurred expenses of $14,101 (2003 - $24,229), all of which related to administrative costs. Expenses were lower in 2004, compared to 2003. The decrease in expenses reflects the current dormant status of Authentex, as funds were expended solely to pay expenses required to keep Authentex in good standing and in a position to seek a new business, as well as efforts undertaken by new management of Authentex to reduce all administrative expenses.

Authentex's net loss for the period was $14,101 (2003 - $36,791). Net loss in 2004 was lower in 2004, compared to 2003, due to a decline in expenses and a $12,562 loss on investments in 2003.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly results of Ophir and Authentex for the eight quarters prior to the effective date of this report. The information contained herein is drawn from the interim financial statements of Ophir and Authentex for each of the aforementioned eight quarters.

Year	2005	2005	2005	2005
Quarter	December 31	September 30	June 30	March 31
Revenue	nil	nil	nil	nil
Working Capital (Deficit)	24,207	18,936	27,304	34,036
Expenses	9,729	8,368	6,732	7,910
Net Loss	(9,729)	(8,368)	(6,732)	(7,910)
Net Loss (per share/unit)*	(0.00)	(0.00)	(0.00)	(0.00)

Year	2004	2004	2004	2004
Quarter	December 31	September 30	June 30	March 31
Revenue	nil	nil	nil	nil
Working Capital (Deficit)	(8,054)	1,222	2,076	4,775
Expenses	6,832	3,298	2,699	1,272
Net Loss	(6,832)	(3,298)	(2,699)	(1,272)
Net Loss (per share/unit)*	(0.00)	(0.00)	(0.00)	(0.00)

* Prior to December 31, 2005 the business operated as a limited partnership.

LIQUIDITY AND CAPITAL RESOURCES

Ophir had cash in the amount of $36,792 as at December 31, 2005, compared to $nil as at December 31, 2004. Working capital was $24,207 as at December 31, 2005, compared to a deficit of $8,054 as at December 31, 2004. The increase in cash levels and working capital was directly related to the completion of two private placements. The first was a non-arm's length private placement by Authentex of 28,380,065 Units with a director of the general partner of

Authentex. See "Transactions with Related Parties – Nine Months Ended September 30, 2005". The Units were issued at a price of $0.0017618 per Unit for total gross proceeds of $50,000. As a result of this private placement, the number of issued and outstanding Units of Authentex increased from 14,190,000 Units to 42,570,065 Units.

The second was an arm's length private placement by Ophir of 7,500,000 common shares at $0.02 per share for gross proceeds of $15,000. The proceeds of the private placements will be applied to general corporate purposes and the costs of identifying a new business. See, "Overall Performance". As a result of this private placement, the number of issued and outstanding shares of Ophir increased from 42,570,065 common shares to 50,070,065 common shares.

Authentex had no cash as at December 31, 2004, compared to cash in the amount of $10,078 as at December 31, 2003. Authentex had a working capital deficit of $8,054 as at December 31, 2004, compared to working capital was $6,047 at December 31, 2003. Authentex's working capital and cash position declined in 2004, as a result of its continuing dormant status and the depletion of its cash levels in which all cash on hand was used to pay for expenses required to keep Authentex in good standing while it seeks a new business. Cash levels were also higher in 2003, compared to 2004 as a result of the sale of the NovaStor shares for cash consideration in 2003.

Ophir proposes to merge with a company which indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana. See "Proposed Transactions". Until a new business is identified and a merger is successfully concluded, funds will be expended solely to pay expenses required to keep Ophir in good standing and in a position to seek a new business. If a new business is identified and a merger is successfully concluded, most of the requirements for capital will be through the completion of various equity financings, which will be relied upon to maintain an adequate liquidity base with which to support its operations. If such financing is unavailable for any reason, Ophir may become unable to carry out its business plan. Management intends to fund all future commitments with cash on hand, or through any other financing alternative it may have available to it at the time in question.

As Ophir currently has no business undertaking, there can be no assurance that a business undertaking can be found and, even if a business undertaking is found, there can be no assurance that such business undertaking will be profitable or otherwise successful. In the interim, Ophir has no source of cash flow to fund its expenditures and its continued existence depends on its ability to raise further financing for working capital as the need may arise. The pursuit of a new business opportunity may take an extended period of time and, even if a transaction is completed, the amount of resulting income, if any, is impossible to determine. Ophir does not expect to receive any income in the foreseeable future.

Ophir's success is dependent on the knowledge and expertise of its management and employees and their ability to identify and advance attractive business opportunities. See the risk factors discussed in, "Overall Performance".

Other than as discussed herein, Ophir is not aware of any trends, demands, commitments, events or uncertainties that may result in Ophir's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in Ophir's liquidity and capital resources will be substantially determined by the success or failure of any new proposed business of Ophir and its ability to obtain equity financing.

OFF-BALANCE SHEET ARRANGEMENTS

Ophir does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Twelve Months Ended December 31, 2005

There were no related party transactions during the twelve months ended December 31, 2005, except for a private placement by Authentex of 28,380,065 Units with Maria A. Bruzzese, a director of the general partner of Authentex. The Units were issued at a price of $0.0017618 per Unit for total gross proceeds of $50,000. The proceeds of the private placement were applied to working capital. The working capital of Authentex had declined to a deficit of $8,054, and Authentex was thereby insolvent. The private placement improved the financial position of Authentex in order to be able to fund ongoing administrative costs and expenses associated with identifying a new business. This private placement was a related party transaction under Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions (the "OSC Rule"). The private placement was approved by all of the independent directors of the general of Authentex, Ian A. Shaw and Dennis H. Peterson, who determined, acting in good faith, that Authentex was insolvent and that the private placement would improve the financial position of Authentex on a basis that was fair and reasonable to Authentex as a dormant reporting issuer with no undertaking, no assets and a working capital deficit. Maria A. Bruzzese abstained from approval of this matter. The Units were acquired pursuant to the private placement at a price of $0.0017618 per Unit which was viewed as fair in the circumstances. The private placement was exempt from the related party valuation and minority securityholder approval requirements of the OSC Rule on the basis that Authentex was insolvent and no securities of Authentex were listed or quoted on any specified markets, such markets specified by the OSC Rule to be the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States.

Twelve Months Ended December 31, 2004

There were no related party transactions during the twelve months ended December 31, 2004.

Twelve Months Ended December 31, 2003

During the twelve months ended December 31, 2003, directors' fees in the amount of $12,500 were paid to directors. All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

The management of Ophir have engaged in the process of identifying business opportunities for Ophir, with a view to maximizing value for shareholders. Subsequent to December 31, 2005, Ophir entered into a pre-merger agreement with Coal Investment Corp. ("CIC"), an arm's length private British Virgin Islands corporation, pursuant to which Ophir and CIC have agreed to merge conditional upon, among other things, receipt of all necessary

shareholder approvals and the continuance of Ophir into the British Virgin Islands. CIC indirectly holds a 100% interest in two prospecting licences covering approximately 640 square kilometres of the Mmamabula coal fields in Botswana.

Pursuant to the merger, all of the outstanding shares of Ophir and of CIC will be exchanged on a one for one basis for common shares of the merged company ("Mergeco"). CIC currently has 28,031,250 common shares outstanding, and based on the current issued capital of CIC and Ophir, upon completion of the merger, the existing shareholders of CIC will, in the aggregate, hold 96.6% of the issued and outstanding common shares of Mergeco and the existing shareholders of Ophir will hold 3.4% thereof. As well, CIC has two classes of common share purchase warrants outstanding. First, there are 3,712,500 common share purchase warrants outstanding, each warrant entitling the holder to purchase one common share of CIC for US$1.75 expiring on the third anniversary of the first trading day following the listing of CIC on a recognized stock exchange. Second, there are 482,625 common share purchase warrants outstanding, each warrant entitling the holder to purchase one common share of CIC for U.S. $1.00 prior to July 21, 2007 or July 29, 2007. Such warrants will be exchanged for equivalent warrants of Mergeco. It is expected that CIC will complete a private placement of common shares and common share purchase warrants prior to the completion of the merger.

The substance of the common share exchange and proposed reorganization is a transaction, which will result in CIC becoming a listed public entity through the proposed merger.

Success in completing the merger with CIC cannot be assured, and even if this transaction is completed, the merged company will be subject to numerous and substantial risks. In connection with the merger, the board of directors of Ophir will be replaced by a new board of directors. It is expected that a shareholders meeting of Ophir will be held on or about March 7, 2006, to approve, among other things, the merger. The formal notice of this shareholder meeting and the related management information circular will be filed on www.sedar.com. Further information with respect to the merger will be provided in these documents. In addition, further announcements will be made on the status of this process.

CRITICAL ACCOUNTING ESTIMATES

Ophir does not utilize any critical accounting estimates for the financial periods discussed in this report.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Ophir has not changed its accounting policies and it has no plans to change its accounting policies except as discussed below.

Pursuant to the Reorganization Transactions, Authentex reorganized its legal structure and, effective June 29, 2005, it has operated as a corporation. Prior to June 29, 2005, the entity operated as a limited partnership.

The substance of the Reorganization Transactions was that each unit holder of Authentex received a share of Ophir for each Unit held of Authentex. All assets and approximately $8,000 in liabilities relating to the liquidation and dissolution of Authentex were transferred to Ophir. In order to effect the transaction, 42,570,065 common shares of Authentex were issued pro rata to the owner's of the 42,570,065 partnership units of Authentex.

Since there is no change in the individual interests of the limited partners in the entity and the reorganization lacks economic substance, management has applied "continuity-of-interest" accounting. The carrying values of assets and liabilities transferred from Authentex to Ophir do not change. The comparative figures are those of Authentex and the comparative earnings per share is calculated as if the previous partnership units were common shares outstanding.

The values assigned to the various assets acquired and liabilities assumed on June 29, 2005 are as follows:

Cash	$ 50,397
Accounts payable	(23,093)
Net carrying value	$ 27,304

The partners' equity (deficiency) from December 31, 2004 to date of transaction (June 29, 2005) is as follows:

Balance, December 31, 2004	$ (8,054)
Partners' contribution	50,000
Loss for the period January 1, 2005 to June 28, 2005	(14,642)
Balance of partners' equity, June 28, 2005, to capital stock	$ 27,304

DISCLOSURE CONTROLS

Ophir's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Ophir's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by Ophir. They are assisted in this responsibility by the Chairperson of the Audit Committee who serves as an independent director of Ophir. All three individuals sit on Ophir's Disclosure Policy Committee ("DPC"). The Disclosure Policy requires all staff to keep the DPC fully apprised of all material information affecting Ophir so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the DPC is facilitated by the small size of Ophir's senior management and the location of all senior management staff in one corporate office.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of Ophir's disclosure controls and procedures as of December 31, 2005, have concluded that Ophir's disclosure controls and procedures were adequate and effective to ensure that material information relating to Ophir and its subsidiaries would have been known to them.

Document 2

CONSOLIDATED OPHIR VENTURES INC.

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder (the "**Shareholder**") of Consolidated Ophir Ventures Inc. (the "**Corporation**") hereby appoints Dennis H. Peterson, President, Secretary and a director of the Corporation, or failing him Ian A. Shaw, a director of the Corporation, or failing him, Maria A. Bruzzese, a director of the Corporation, or instead of either of them, ____, as proxyholder of the undersigned, with power of substitution, to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held on March 7th, 2006 and any adjournment thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

The proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1. VOTE _____ or WITHHOLD FROM VOTING _____ **(or, if no specification is made, vote)** in respect of the election of directors.

2. VOTE _____ or WITHHOLD FROM VOTING _____ **(or, if no specification is made, vote)** in respect of the appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants as the Corporation's auditors and authorizing the directors to fix the auditors' remuneration and terms of engagement.

3. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Continuance Resolution**") approving the continuance of the Corporation from the Province of Alberta to the British Virgin Islands, as described in the Management Proxy Circular. The Continuance Resolution is included as Appendix "A" to the Management Proxy Circular.

4. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Merger Resolution**") approving the consolidation of the Corporation and Coal Investments Corp. (to form "**MergeCo**") as described in the Management Proxy Circular. The Merger Resolution is included as Appendix "B" to the Management Proxy Circular.

5. VOTE FOR _____ or VOTE AGAINST _____ **(or, if no specification is made, vote for)** the resolution (the "**Share Option Plan Resolution**") approving the adoption of the share option plan of MergeCo, as described in the Management Proxy Circular. The Share Option Plan Resolution is included as Appendix "C" to the Management Proxy Circular.

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE MATTERS REFERRED TO ABOVE.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED FOR THAT PURPOSE.

Signature of Shareholder

Date

Please Print Name

Number of Shares Represented

This proxy should be dated and signed by the Shareholder or the authorized attorney of the Shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the Shareholder. If the Shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.

By resolution of the Board of Directors, proxies to be used at the Meeting must be deposited at the offices of **Equity Transfer Services Inc., Proxy Department, 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, Facsimile (416) 361-0470**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment thereof.

NOTES

1. If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, and sign, date, and return the proxy form. You have the right to appoint another person, who need not be a Shareholder of the Corporation, to attend and act for you and on your behalf at the Meeting. If you wish to appoint another person, you may do so by inserting your appointed proxyholder's name in the space provided. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the Meeting, the securities will be voted by the proxyholder as the proxyholder sees fit in his or her sole discretion.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the Meeting. Please register your attendance with the Corporation's scrutineers at the Meeting and inform them that you have previously returned a proxy form.

4. For additional information, see the Management Proxy Circular accompanying the Notice of Meeting.